UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
_____________________________________________
Commission File Number: 001-34476
BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)
Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index Pag

*Values expressed in thousands, except when indicated.
Performance Report

To the Shareholders:

We present the Performance Commentary to the Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the year ended December 31, 2024, prepared in accordance with accounting practices adopted in Brazil, established by Corporation Law, in conjunction with the rules of the National Monetary Council (CMN), the Brazilian Central Bank (Bacen) and the document model provided for in the Accounting Plan of Institutions of the National Financial System (Cosif) and the Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen.

The Consolidated Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2024 will be published on the website www.santander.com.br/ri.

1. Economic Situation

❖ Economic performance was highlighted by the following themes:

In the international environment

❖ Trump's significant victory in the US presidential elections, with the so-called “red-sweep”, which means the predominance of the Republican Party, both in the Senate and in the House of Representatives.

This fact should reinforce the campaign proposals, bringing challenges to trade partnerships with tariff impositions, with significant impacts on global growth.
In addition, the resilience of the US economy, together with inflation still above the target, is putting pressure on the US Central Bank (Fed) to adopt a more cautious stance, signaling fewer interest rate cuts, and at a slower pace, for 2025.

❖ The geopolitical scenario continues with different points of tension in Europe, the Middle East and Asia.
This environment, combined with the uncertainties surrounding the new North American leadership, intensifies doubts about global growth.

❖ Announcement of monetary stimulus and signaling of fiscal stimulus by Chinese authorities, but below analysts' expectations. More stimulus may come in the event of an escalation of the trade dispute with the US.

In the domestic environment

❖ The deterioration in the perception of fiscal risk, with a significant devaluation of the exchange rate, accentuated the unanchoring of inflation expectations.

The main macroeconomic event of the fourth quarter of 2024 (4Q24) was the announcement of measures to contain federal public spending, the initial impact of which did not meet expectations. The government projected a total cut of R$70 billion over two years, but Banco Santander estimates a lower potential, around R$50 billion. The perception that the measures announced were insufficient significantly affected asset prices and the expectations of economic agents. The exchange rate of the real against the US dollar, for example, reached its nominal all-time high of R$6.32/US$ in December. Likewise, IPCA projections, according to the Focus survey, increased throughout the release horizon, moving further away from the center of the target pursued by the Central Bank.

❖ Copom promoted larger adjustments to the Selic, raising the basic interest rate to 12.25% per year by the end of 2024.

The conditions for the interest rate decision by the Brazilian Central Bank pointed to the need for a more contractionary monetary policy. After starting the hike cycle gradually, with increases of 0.25 percentage points, the Committee accelerated the pace in the fourth quarter of 2024, raising the rate by 0.50 percentage points in November and 1.00 percentage points in December. Furthermore, given a more adverse scenario for the convergence of the IPCA, the Committee foresees adjustments of the same magnitude in the meetings of the first quarter of 2025, which would take the Selic to 14.25%, if its baseline scenario is confirmed. Based on this guidance, Banco Santander estimates that the Selic will reach 15.50% in June 2025. This change is also consistent with the revised inflation scenario, so the Bank projects that the IPCA will be 5.5% in 2025.

*Values expressed in thousands, except when indicated.
❖ GDP performance in 3Q24 was above expectations, with emphasis on the more cyclical components on the supply side, consumption and investments.

In contrast to Banco Santander's expectations and the median of market projections, GDP in the third quarter of 2024 had a positive impact, registering strong growth. According to Banco Santander, this performance was mainly driven by the resilience of the labor market and the accumulation of recent fiscal stimulus. As a result, there was a new wave of upward revisions in GDP growth projections for 2024. At the end of the third quarter of 2024, the median of economic agents' projections indicated a growth of 3.0% for Brazilian GDP in 2024. At the end of the fourth quarter of 2024, this median rose to 3.5%, in line with Banco Santander's current projection.

2. Consolidated Performance

We have sustained our ongoing evolution towards the resumption of higher profitability levels. Net interest income has improved based on a strategy aimed at qualified and selective growth, directing efforts at assets with better returns on capital. Fees have continued on a positive trend, reflecting greater diversification of our revenue streams. We have maintained good quality in our loan portfolio, which reinforces a positive trajectory for 2024, with non-performing loan ratios under control. Regarding efficiency, we have remained focused on further solidifying our productivity culture. We are progressing in building a solid, less volatile balance sheet, capable of generating sustainable results.

Net Income R$ 13.9 billion 12M24 (+47.8% vs 2023)	Expanded Portfolio R$ 682.7 billion (+6.2% vs Dez/23)	Financial Margin R$ 60.7 billion 2024 (+14.2% vs 2023)

Managerial Income Statement[1]
(R$ million)	4Q24	3Q24	4Q24 x	2024	2023	2024 x
			3Q24			2023
Gross Financial Margin	15,978	15,227	4.9%	60,746	53,179	14.2%
Commissions	5,515	5,334	3.4%	20,917	18,458	13.3%
Total Revenues	21,493	20,561	4.5%	81,663	71,637	14.0%
ALL result	(5,932)	(5,884)	0.8%	(23,755)	(25,200)	(5.7)%
General Expenses	(6,769)	(6,457)	4.8%	(25,837)	(24,713)	4.5%
Others	(3,688)	(3,887)	(5.1)%	(15,188)	(13,240)	14.7%
Net Income Before Taxes	5,104	4,333	17.8%	16,883	8,484	99.0%
Taxes and Minority Interest	(1,250)	(669)	86.9%	(3,011)	898	(435.3)%
Managerial Net Income[2]	3,854	3,664	5.2%	13,872	9,382	47.8%

Accounting Net Income	3,746	3,548	5.5%	13,477	8,974	50.2%
1 The table above considers management reclassifications in relation to the Accounting Income Statement, the most relevant of which refer to the reclassification between margin and result of ALL discounts, ALL on debentures, in addition to the reversal of amortizations on goodwill.
2 Disregarding extraordinary items of 2023, vide 4Q23 Earnings Release.

3. Rating Strategy and Agencies

For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

4. Corporate Governance

The Governance structure of Banco Santander is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.
For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

*Values expressed in thousands, except when indicated.
5. Internal Audit

Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision. It has a permanent role that is independent of any other function or unit. Its mission is to provide the Board of Directors and senior management with independent assurance of the quality and effectiveness of internal control processes and systems, risk management (current or emerging) and governance, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).
In order to fulfill its functions and cover risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally. Among these, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2024.

6. People

Banco Santander continues to strengthen its organizational culture, which is focused on helping people and businesses prosper. Autonomy, leadership and innovation are gaining ground, accelerating digital transformation and improving personalized offerings for the most diverse segments of society.

There are 55.646 employees, considering the entire group, committed to the ambition of making Santander the main bank for each of its customers.

To this end, Banco Santander invests in an environment where leadership is a reference in the organization's values, diversity makes each professional feel recognized and engaged in building their career, and continuous learning is at the service of constantly improving the customer experience and the evolution of each employee's journey. Growth opportunities are democratized and within everyone's reach. Banco Santander was once again elected as one of the Best Companies to Work for in Brazil by GPTW, occupying 8th place in the national ranking of companies with more than 10,000 employees and 2nd place in the Sector Ranking of Large Banks.

7. Sustainability

Our history in sustainability began more than 20 years ago. Throughout this period, we have experienced an intense journey of evolution, in which we have improved our programs, businesses and governance focused on the topic.

In this trajectory, we highlight the assessment and mitigation of social, environmental and climate risks for granting credit to projects and companies; generating businesses that support customers’ transition to a low-carbon economy; and the construction of a more inclusive society, through education and employability, financial inclusion and entrepreneurship and social inclusion actions. Many of these initiatives are accompanied by global targets in the areas where we have the greatest potential impact, such as net zero, financial inclusion and diversity.

To ensure good governance of this process, we have robust policies and controls, supported by senior leadership.

At the end of 4Q24, we highlight the following results:

Environmental:
❖ R$32.2 billion in sustainable businesses made viable, with a portfolio of R$37.7 billion in green bond issuances, clean energy financing and dedicated product options.
❖ Market leadership in CBIOS (decarbonization credits): 41% market share in Brazil.
❖ Santander Brasil was once again confirmed in the ICO2 B3 portfolio, a B3 index whose main purpose is to be a tool to encourage discussions on climate change in Brazil.

Promoting sustainable businesses, with a commitment to being Net Zero by 2050

*Values expressed in thousands, except when indicated.

Social:
❖ 207 thousand people benefited from courses and scholarships through Santander Universities.
❖ The Amigo de Valor program, dedicated to guaranteeing the rights of children and adolescents in vulnerable situations, supported approximately 9,342 children and adolescents and their families in 64 municipalities.
❖ Approximately 6,271 elderly people and their families benefited from the Parceiro do Idoso program, which aims to protect the rights of vulnerable elderly people.

For over 20 years contributing to the construction of a more inclusive society, with access to education and financial products.

Governance:	❖ Our Board of Directors currently has 45% female members and 55% independent members.
Promoting ESG in our culture, connecting all our businesses.

8. Independent Auditor

The policy of Banco Santander, including its subsidiaries, in contracting services unrelated to the audit of Financial Statements by its independent auditors is based on Brazilian and international auditing standards, which preserve the auditor's independence. This basis provides for the following: (i) the auditor must not audit his/her own work, (ii) the auditor must not perform managerial functions for his/her client, (iii) the auditor must not promote the interests of his/her client, and (iv) the need for approval of any services by the Bank's Audit Committee. In compliance with Instruction No. 162/2022 of the Securities and Exchange Commission, Banco Santander informs that in the fiscal year ended December 31, 2024, no services unrelated to the independent audit of the Financial Statements of Banco Santander and its subsidiaries were provided by PricewaterhouseCoopers exceeding 5% of the total fees related to independent audit services. PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include an assessment of the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence.

9. Other Subjects
Banco Santander (Brasil) S.A., in compliance with the provisions of Bacen Circular No. 3,068/2001, declares that it has the financial capacity and intention to hold the securities classified in the held-to-maturity category until maturity.

10. Acknowledgement
We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on February 03, 2025).

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying parent company financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at December 31, 2024 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2024 and the consolidated statements of income, comprehensive income, changes in stockholder's equity and cash flows for the year and six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and of Banco Santander (Brasil) S.A. and its subsidiaries as at December 31, 2024, and the Bank's financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provision for expected losses associated with credit risk (Notes 3(e) and 7)

The estimation of the allowance for expected losses associated with credit risk involves a high level of judgment by management. The establishment of the allowance for expected losses associated with credit risk involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios.

The allowance for expected losses associated with credit risk is recorded in accordance with the regulatory requirements of the National Monetary Council (CMN) and the Brazilian Central Bank (BACEN), especially CMN Resolution 2,682, and is based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, it considers the expectation of realization of the loan portfolio, in addition to the minimum amount required by current legislation, based on past experience, current scenario and future expectations, specific portfolio risks, and management's assessment of risks in recording the allowance.

Accordingly, we kept this as an area of focus in our audit.

We updated our understanding and tested the internal controls that are significant in the calculation and recognition of the allowance for expected losses associated with credit risk, mainly including the following processes: (i) approval of the credit policy; (ii) credit analysis; (iii) credit granting and renegotiated transactions; (iv) attribution of rating considering the risk of the recoverable value of transactions; (v) processing and recording of provisions; (vi) reconciliation of accounting balances with the analytical position; and (vii) preparation of the notes to the financial statements.

We have tested the integrity of the database used to calculate the allowance for expected losses associated with credit risk, in addition to tests to verify the application of the calculation methodology for this allowance in relation to the ratings assigned, the assumptions adopted, as well as the comparison of the account balances with the analytical reports.

We consider that the criteria and assumptions that management adopted to determine and record the allowance for expected losses associated with credit risk are consistent with the information examined in our audit.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provisions for judicial and administrative proceedings (Notes 3(p) and 19)
Banco Santander (Brasil) S.A. and its subsidiaries are parties in legal and administrative tax, labor and civil proceedings arising from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a liability for judicial and administrative proceedings and the measurement bases requires the exercise of judgment from Bank's management, which is periodically reassessed, including when preparing the financial statements, and considering new events. In these circumstances, we kept this as an area of focus in our audit.

We updated our understanding and we tested the relevant internal controls over the identification and recording of liabilities for judicial and administrative proceedings (tax, civil, and labor) and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation model used to account for the provisions for labor and civil judicial and administrative proceedings that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature.

We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil judicial and administrative proceedings. We also tested the ongoing proceedings at the date of the financial statements year end.

We performed confirmation procedures with the law firms responsible for the most significant judicial and administrative proceedings to confirm the assessment of the prognosis, also considering the new events that occurred during the six-month period and year, the completeness of the information, and the correct amount of the provisions.

We consider that the criteria and assumptions that management adopted to determine and record the provisions for judicial and administrative proceedings, civil, labor and tax are consistent with the information examined in our audit.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information Technology environment (Note 28(a))

Banco Santander (Brasil) S.A. has a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to Information Technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the financial statements. Therefore, we kept this as an area of focus in our audit.

With the assistance of our system experts, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the Information Technology environment, including the compensating controls established, when applicable.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the Bank's business.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the financial statements.

Banco Santander (Brasil) S.A.

Other matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the year and six-month period ended December 31, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's and Consolidated's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error,

Banco Santander (Brasil) S.A.

and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

Banco Santander (Brasil) S.A.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2025

*Values expressed in thousands, except when indicated.
Balance Sheet

			Bank		Consolidated
	Explanatory Notes	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets
Current and Non-Current		1,292,232,604	1,091,618,231	1,319,296,254	1,138,640,692
Cash	4	17,482,523	9,911,653	17,504,978	10,109,122
Financial Instruments		1,121,508,752	960,366,683	1,153,645,028	998,193,967
Interbank Investments	5	180,014,773	171,248,893	110,781,417	113,860,885
Marketable securities	6.a	270,136,727	226,975,180	287,867,782	248,998,836
Derivative Financial Instruments	6.b	47,006,389	32,019,731	35,077,439	28,066,689
Lending Operations	7	366,260,564	354,093,609	455,187,766	427,599,259
Others Assets Instruments	9	258,090,299	176,029,270	264,730,624	179,668,298
Leasing Operations		-	-	3,343,516	3,164,051
Provisions for Expected Losses Associated with Credit Risk	7.d	(30,763,421)	(31,163,480)	(34,632,245)	(35,375,068)
Other Assets	11	126,524,440	103,204,585	116,201,717	106,924,963
Tax Assets	10.a	57,480,310	49,298,790	63,233,260	55,623,657
Permanent		57,686,653	67,457,517	15,941,380	14,555,739
Investments		45,825,751	55,122,785	2,877,217	939,339
Investments in Affiliates and Subsidiaries	13.b	45,822,176	55,119,210	2,873,640	935,762
Other Investments		3,575	3,575	3,577	3,577
Fixed Assets	14	4,540,925	5,251,777	4,942,557	5,654,848
Real Estate for Use		2,354,268	2,385,144	2,603,334	2,617,403
Other Fixed Assets in Use		12,924,670	13,559,747	13,367,852	13,956,282
(Accumulated Depreciation)		(10,738,013)	(10,693,114)	(11,028,629)	(10,918,837)
Intangible	15	7,319,977	7,082,955	8,121,606	7,961,552
Goodwill on the Acquisition of Subsidiaries Companies		27,220,515	27,220,515	28,274,123	28,276,124
Other Intangible Assets		15,710,323	14,016,884	16,371,895	14,619,846
(Accumulated Amortizations)		(35,610,861)	(34,154,444)	(36,524,412)	(34,934,418)
Total Assets		1,349,919,257	1,159,075,748	1,335,237,634	1,153,196,431
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.

			Bank		Consolidated
	Explanatory Notes	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Liabilities
Current and Non-Current		1,259,814,238	1,073,162,107	1,243,243,737	1,065,951,412
Deposits and Other Financial Instruments		1,163,437,802	994,574,532	1,128,506,384	967,725,045
Deposits	16	495,308,353	475,535,132	495,328,215	475,701,951
Money Market Funding	16	162,905,234	141,939,228	150,477,979	134,793,745
Loans Abroad	16	109,786,065	77,239,162	109,791,445	77,303,201
Domestic Onlendings - Official Institutions	16	8,935,737	12,332,678	8,935,737	12,332,678
Funds from Acceptance and Issuance of Securities	16	179,579,804	167,198,665	164,263,962	149,203,270
Derivative Financial Instruments	6.b	46,481,417	30,051,184	34,948,116	25,606,801
Other Financial Liabilities	17.a	160,441,192	90,278,483	164,760,930	92,783,399
Other Liabilities	18	89,703,012	74,652,338	101,423,540	87,189,388
Provision for Tax Risks and Legal Obligations	18	2,824,081	2,326,237	3,032,613	2,521,560
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	18	5,623,701	5,734,590	6,309,615	6,188,861
Other Provisions	18	2,900,938	2,667,479	8,441,472	8,054,800
Others	18	78,354,292	63,924,032	83,639,840	70,424,167
Tax Liabilities	10.c	6,673,424	3,935,237	13,313,813	11,036,979

Stockholders' Equity	20	90,105,019	85,913,641	90,743,958	86,084,331
Capital	20.a	65,000,000	55,000,000	65,000,000	55,000,000
Capital Reserves	20.c	636,170	600,931	642,915	607,676
Profit Reserves	20.c	32,067,079	34,974,116	32,453,507	34,823,270
Adjustment to Fair Value		(6,713,523)	(3,554,623)	(6,467,757)	(3,239,832)
(-) Treasury Shares	20.d	(884,707)	(1,106,783)	(884,707)	(1,106,783)

Non Controlling Interest	20.e	-	-	1,249,939	1,160,688

Total Stockholders' Equity		90,105,019	85,913,641	91,993,897	87,245,019

Total Liabilities and Stockholders' Equity		1,349,919,257	1,159,075,748	1,335,237,634	1,153,196,431
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Income

					Bank				Consolidated
	Explanatory Notes	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
		12/31/2024	12/31/2024	12/31/2023	12/31/2023	12/31/2024	12/31/2024	12/31/2023	12/31/2023
Income From Financial Operations		99,075,577	199,288,866	62,678,904	105,552,506	104,021,044	210,251,535	68,211,847	117,513,391
Loan Operations		41,989,477	83,498,995	35,180,407	66,418,784	51,506,848	101,698,878	42,392,683	80,738,474
Leasing Operations		-	-	-	-	263,202	472,923	234,544	451,366
Results of Securities Transactions	6.a.V	43,695,782	86,382,912	23,018,023	35,614,151	39,112,640	80,764,234	25,967,877	34,208,228
Results with Derivatives Transactions		7,952,142	16,469,342	(729,607)	(7,775,051)	7,682,691	14,343,890	(5,611,906)	(9,216,635)
Results of Foreign Exchange Operations		1,028,336	4,563,359	787,044	2,565,019	1,028,335	4,563,358	787,044	2,565,019
Results of Compulsory Deposits		4,409,840	8,374,258	4,423,037	8,729,603	4,427,328	8,408,252	4,441,605	8,766,939
Expenses From Financial Operations		(86,009,659)	(176,472,348)	(54,156,382)	(92,638,138)	(84,334,019)	(174,707,294)	(53,166,058)	(91,009,544)
Funding Operations Market	16.c	(61,783,117)	(121,416,497)	(39,899,170)	(69,871,635)	(58,500,588)	(116,275,220)	(37,280,862)	(65,063,945)
Results of Borrowings and Onlendings Operations		(16,044,638)	(34,612,896)	(3,034,221)	1,758,453	(16,062,816)	(34,652,814)	(3,055,224)	1,698,601
Results of Operations of Sale or Transfer of Financial Assets		(534,781)	(1,111,666)	(71,591)	159,320	(558,455)	(1,351,484)	(26,776)	673,157
Provision for Associated Expected Losses	7.e	(7,647,123)	(19,331,289)	(11,151,400)	(24,684,276)	(9,212,160)	(22,427,776)	(12,803,196)	(28,317,357)
Gross Income Related to Financial Operations		13,065,918	22,816,518	8,522,522	12,914,368	19,687,025	35,544,241	15,045,789	26,503,847

Other Operating Revenues (Expenses)		(5,382,923)	(11,203,414)	(5,915,197)	(8,931,324)	(9,119,049)	(18,504,175)	(9,614,992)	(17,918,719)
Banking Service Fees	22	6,691,013	13,032,839	6,417,910	11,796,214	8,550,156	16,662,866	7,989,397	14,810,446
Income From Banking Fees	22	2,492,426	4,813,465	2,379,189	4,690,934	3,069,596	5,905,149	2,844,549	5,532,996
Personnel Expenses	23	(3,281,788)	(6,764,112)	(3,441,418)	(6,817,427)	(4,680,912)	(9,525,947)	(4,663,427)	(9,191,970)
Other Administrative Expenses	24	(7,633,718)	(14,755,058)	(7,566,969)	(14,503,176)	(6,958,560)	(13,511,973)	(7,026,008)	(13,557,922)
Tax Expenses		(1,540,776)	(2,937,013)	(1,642,608)	(3,281,447)	(2,581,932)	(4,934,013)	(2,590,948)	(5,094,821)
Result From Investments in Affiliates and Subsidiaries	13.b	4,452,682	7,765,180	3,840,676	8,312,900	128,032	217,499	91,480	173,007
Other Operating (Expenses) Income	25	(6,562,762)	(12,358,715)	(5,901,977)	(9,129,322)	(6,645,429)	(13,317,756)	(6,260,035)	(10,590,455)
Operational Income		7,682,995	11,613,104	2,607,325	3,983,044	10,567,976	17,040,066	5,430,797	8,585,128

Non-Operating Income	26	73,376	2,049,411	76,011	145,824	74,381	2,071,370	72,964	1,281,607

Income Before Taxes on Income and Profit Sharing	10.d	7,756,371	13,662,515	2,683,336	4,128,868	10,642,357	19,111,436	5,503,761	9,866,735
Income Tax and Social Contribution		184,705	1,216,253	2,738,991	6,242,820	(1,806,702)	(2,820,603)	435,658	1,349,056
Provision for Income Tax		498,847	(88,809)	(85,930)	(107,697)	(485,387)	(2,374,518)	(1,406,390)	(2,810,010)
Provision for Social Contribution Tax		367,913	(91,039)	(73,327)	(87,594)	(10,160)	(1,159,533)	(761,696)	(1,385,556)
Deferred Tax Assets		(682,055)	1,396,101	2,898,248	6,438,111	(1,311,155)	713,448	2,603,744	5,544,622
Profit Sharing		(987,146)	(1,843,316)	(741,121)	(1,507,458)	(1,430,306)	(2,623,232)	(1,084,481)	(2,098,640)
Non Controlling Interest	20.e	—	-	-	-	(111,665)	(190,211)	(91,572)	(143,494)
Net Income		6,953,930	13,035,452	4,681,206	8,864,230	7,293,684	13,477,390	4,763,366	8,973,657

Number of Shares (Thousands)	20.a	7,498,531	7,498,531	7,498,531	7,498,531
Net Income per Thousand Shares (R$)		927.37	1,738.40	624.28	1,182.13
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Comprehensive Income

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	01/07 to	01/01 to	07/01 to	01/01 to
	12/31/2024	12/31/2024	12/31/2023	12/31/2023	12/31/2024	12/31/2024	12/31/2023	12/31/2023
Profit for the Period	6,953,930	13,035,452	4,681,206	8,864,230	7,293,684	13,477,390	4,763,366	8,973,657

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(898,980)	(2,395,351)	319,558	1,576,071	(1,003,873)	(2,464,376)	365,281	1,575,335
Available-for-sale financial assets	(1,219,586)	(2,581,630)	133,800	947,119	(1,324,479)	(2,650,655)	179,523	946,383
Available-for-sale financial assets	(2,473,172)	(4,714,110)	150,617	1,480,055	(2,628,299)	(5,003,145)	242,831	1,633,014
Related Companies	(38,851)	(185,469)	9,753	120,981	—	—	—	—
Taxes	1,292,437	2,317,949	(26,570)	(653,917)	1,303,820	2,352,490	(63,308)	(686,631)

Cash flow hedges	320,606	186,279	185,758	628,952	320,606	186,279	185,758	628,952
Cash flow hedges	611,348	355,207	354,214	1,199,318	611,348	355,207	354,214	1,199,318
Taxes	(290,742)	(168,928)	(168,456)	(570,366)	(290,742)	(168,928)	(168,456)	(570,366)

Other Comprehensive Income that won't be reclassified for Net income:	(661,969)	(763,549)	(203,709)	(626,273)	(661,970)	(763,549)	(203,709)	(626,273)
Defined Benefits Plan	(653,637)	(488,083)	(203,709)	(626,273)	(653,637)	(488,083)	(203,709)	(626,273)
Own	(1,246,469)	(940,944)	(296,484)	(994,304)	(1,246,470)	(940,944)	(296,484)	(994,304)
Taxes	592,833	452,861	92,775	368,031	592,833	452,861	92,775	368,031

Other Equity Valuation Adjustments	(8,332)	(275,466)	—	—	(8,333)	(275,466)	—	—
Goodwill on acquisitions of subsidiaries	17,798	(256,937)	—	—	17,798	(256,937)	—	—
Others	(26,130)	(18,529)	—	—	(26,131)	(18,529)	—	—

Comprehensive Income for the Period	5,392,981	9,876,552	4,797,055	9,814,028	5,627,841	10,249,465	4,924,938	9,922,719
Attributable to parent company					5,516,176	10,059,254	4,833,366	9,779,225
Attributable to non-controlling interests					111,665	190,211	91,572	143,494
Total					5,627,841	10,249,465	4,924,938	9,922,719
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Changes in Stockholders' Equity - Bank

				Profit Reserves		Adjustment to Fair Value
	Explanatory Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Equalization of Dividends	Own	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Accrued Profits	(-)Treasury Shares	Total
Balances on December 31, 2022		55,000,000	436,314	5,888,573	26,364,455	(1,209,880)	(410,083)	(2,884,458)	-	(1,219,316)	81,965,605
Benefits Plan for Employees		-	-	-	-	-	-	(626,273)	-	-	(626,273)
Treasury Shares	20.d	-	-	-	-	-	-	-	-	112,533	112,533
Result with Treasury Shares		-	27,920	-	-	-	-	-	-	-	27,920
Reservations for Share - Based Payment		-	136,697	-	-	-	-	-	-	-	136,697
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,455,090	120,981	-	-	-	1,576,071
Reserve for Dividend Equalization		-	-	-	56,858	-	-	-	-	-	56,858
Net Income		-	-	-	-	-	-	-	8,864,230	-	8,864,230
Destinations:
Legal Reserve	20.c	-	-	443,212	-	-	-	-	(443,212)	-	-
Interest on Equity	20.b	-	-	-	-	-	-	-	(6,200,000)	-	(6,200,000)
Reserve for Dividend Equalization	20.c	-	-	-	2,221,018	-	-	-	(2,221,018)	-	-
Balances on December 31, 2023		55,000,000	600,931	6,331,785	28,642,331	245,210	(289,102)	(3,510,731)	-	(1,106,783)	85,913,641
Changes in the Exercise		-	164,617	443,212	2,277,876	1,455,090	120,981	(626,273)	-	112,533	3,948,036

Balances on December 31, 2023		55,000,000	600,931	6,331,785	28,642,331	245,210	(289,102)	(3,510,731)	-	(1,106,783)	85,913,641
Benefits Plan for Employees (1)	19.d.2	-	-	-	-	-	-	(488,083)	-	-	(488,083)
Treasury Shares	20.d	-	-	-	-	-	-	-	-	222,076	222,076
Result of Treasury Shares		-	38,068	-	-	-	-	-	-	-	38,068
Reservations for Share - Based Payment		-	(2,829)	-	-	-	-	-	-	-	(2,829)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(2,209,882)	(185,469)	-	-	-	(2,395,351)
Equity Valuation Adjustments - Goodwill		-	-	-	-	-	-	(256,937)	-	-	(256,937)
Equity Valuation Adjustments - Others		-	-	-	-	-	-	(18,529)	-	-	(18,529)
Capital increase		10,000,000	-	-	(10,000,000)	-	-	-	-	-	-
Prescribed Dividends		-	-	-	57,511	-	-	-	-	-	57,511
Net Income		-	-	-	-	-	-	-	13,035,452	-	13,035,452
Destinations:
Legal Reserve	20.c	-	-	651,773	-	-	-	-	(651,773)	-	-
Dividends and Interest on Equity	20.b	-	-	-	-	-	-	-	(6,000,000)	-	(6,000,000)
Reserve for Dividend Equalization		-	-	-	6,383,679	-	-	-	(6,383,679)	-	-
Balances on December 31, 2024		65,000,000	636,170	6,983,558	25,083,521	(1,964,672)	(474,571)	(4,274,280)	-	(884,707)	90,105,019
Changes in the Exercise		10,000,000	35,239	651,773	(3,558,810)	(2,209,882)	(185,469)	(763,549)	-	222,076	4,191,378
(1) Includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 18, item d.2.
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Changes in Stockholders' Equity - Bank

				Profit Reserves		Adjustment to Fair Value
	Explanatory Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Equalization of Dividends	Own	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Accrued Profits	(-)Treasury Shares	Total
Balances on june 30, 2024		65,000,000	510,985	6,331,785	21,747,152	(1,104,542)	(435,721)	(3,612,311)	—	(880,182)	87,557,166
Benefits Plan for Employees		—	—	—	—	—	—	(653,637)	—	—	(653,637)
Treasury Shares	20.d	—	—	—	—	—	—	—	—	(4,525)	(4,525)
Result of Treasury Shares		—	(4,014)	—	—	—	—	—	—	—	(4,014)
Reservations for Share - Based Payment		—	129,199	—	—	—	—	—	—	—	129,199
Adjustment to Fair Value - Securities and Derivative Financial Instruments		—	—	—	—	(860,130)	(38,850)	—	—	—	(898,980)
Equity Valuation Adjustments - Goodwill		—	—	—	—	—	—	17,798	—	—	17,798
Equity Valuation Adjustments - Others		—	—	—	—	—	—	(26,130)	—	—	(26,130)
Prescribed Dividends		—	—	—	34,212	—	—	—	—	—	34,212
Net Income		—	—	—	—	—	—	—	6,953,930	—	6,953,930
Destinations:											—
Legal Reserve	20.c	—	—	651,773		—	—	—	(651,773)	—	—
Interest on Equity	20.b	—	—	—	—	—	—	—	(3,000,000)		(3,000,000)
Reserve for Dividend Equalization		—	—	—	3,302,157	—	—	—	(3,302,157)	—	—
Others		—	—	—	—	—	—	—	—	—	—
Balances on december 31, 2024		65,000,000	636,170	6,983,558	25,083,521	(1,964,672)	(474,571)	(4,274,280)	—	(884,707)	90,105,019
Changes in the Semester		—	125,185	651,773	3,336,369	(860,130)	(38,850)	(661,969)	—	(4,525)	2,547,853
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Changes in Stockholders' Equity - Consolidated

				Profit Reserves		Adjustment to Fair Value
	Explanatory Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own	Others Adjustment to Fair Value	Accrued Profits	(-)Treasury Shares	Net Equity	Minority Stockholders Interest	Total Net Equity
Balances on December 31, 2022		55,000,000	444,969	5,898,768	26,126,387	(1,304,436)	(2,884,458)	-	(1,219,316)	82,061,914	1,353,319	83,415,233
Employee Benefit Plans		-	-	-	-	-	(626,273)	-		(626,273)	-	(626,273)
Treasury Shares	20.d	-	-	-	-	-	-	-	112,533	112,533	-	112,533
Treasury Shares Result		-	27,920	-	-	-	-	-	-	27,920	-	27,920
Reserves for Share-Based Payment		-	134,787	-	-	-	-	-	-	134,787	-	134,787
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	1,575,335	-	-	-	1,575,335	-	1,575,335
Prescribed Dividends		-	-	-	56,858	-	-	-	-	56,858	-	56,858
Net Income		-	-	-	-	-	-	8,973,657	-	8,973,657	-	8,973,657
Destinations:
Legal Reserve	20.c	-	-	448,683	-	-	-	(448,683)	-	-	-	-
Dividends and Interest on Equity	20.b	-	-	-	-	-	-	(6,200,000)	-	(6,200,000)	-	(6,200,000)
Reserve for Dividend Equalization	20.c	-	-	-	2,174,131	-	-	(2,174,131)	-	-	-	-
Unrealized Profit		-	-	-	150,843	-	-	(150,843)	-	-	-	-
Result of Minority Stockholders Interest	20.e	-	-	-	-	-	-	-	-	-	143,494	143,494
Others		-	-	-	(32,400)	-	-	-	-	(32,400)	(336,125)	(368,525)
Balances on December 31, 2023		55,000,000	607,676	6,347,451	28,475,819	270,899	(3,510,731)	-	(1,106,783)	86,084,331	1,160,688	87,245,019
Changes in the Exercise		-	162,707	448,683	2,349,432	1,575,335	(626,273)	-	112,533	4,022,417	(192,631)	3,829,786
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.

Statement of Changes in Stockholders' Equity - Consolidated

				Profit Reserves		Adjustment to Fair Value
	Explanatory Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own		Others Adjustment to Fair Value		Accrued Profits	(-)Treasury Shares	Net Equity	Minority Stockholders Interest	Total Net Equity
Balances on December 31, 2023		55,000,000	607,676	6,347,451	28,475,819	270,899		(3,510,731)		-	(1,106,783)	86,084,331	1,160,688	87,245,019
Employee Benefit Plans	19.d.2	-	-	-	-	-		(488,083)		-	-	(488,083)	-	(488,083)
Treasury Shares	20.d	-	-	-	-	-		-		-	222,076	222,076	-	222,076
Result of Treasury Shares		-	38,068	-	-	-		-		-	-	38,068	-	38,068
Reservations for Share - Based Payment		-	(2,829)	-	-	-		-		-	-	(2,829)	-	(2,829)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(2,464,376)		-		-	-	(2,464,376)	-	(2,464,376)
Equity Valuation Adjustments - Goodwill		-	-	-	-	-		(256,937)		-	-	(256,937)	-	(256,937)
Equity Valuation Adjustments - Others		-	-	-	-	-		(18,529)		-	-	(18,529)	-	(18,529)
Prescribed Dividends		-	-	-	57,513	-		-		-	-	57,513	-	57,513
Capital increase		10,000,000	-	-	(10,000,000)	-	-	-	-	-	-	-	-	-
Net Income		-	-	-	-	-		-		13,477,390	-	13,477,390	-	13,477,390
Destinations:
Legal Reserve	20.c	-	-	673,870	-	-		-		(673,870)	-	-	-	-
Dividends and Interest on Equity	20.b	-	-	-	-	-		-		(6,000,000)		(6,000,000)	-	(6,000,000)
Reserve for Dividend Equalization	20.c	-	-	-	6,748,010	-		-		(6,748,010)	-	-	-	-
Unrealized Profit		-	-	-	150,844	-		-		(55,510)	-	95,334	-	95,334
Result of Minority Stockholders Interest	20.e	-	-	-	-	-		-		-	-	-	190,211	190,211
Others		-	-	-	-	-		-		-	-	-	(100,960)	(100,960)
Sale / Merger / Acquisition		-	-	-	-	-		-		-	-	-	(109,819)	(109,819)
Others		-	-	-	-	-		-		-	-	-	8,859	8,859
Balances on December 31, 2024		65,000,000	642,915	7,021,321	25,432,186	(2,193,477)		(4,274,280)		-	(884,707)	90,743,958	1,249,939	91,993,897
Changes in the Exercise		10,000,000	35,239	673,870	(3,043,633)	(2,464,376)		(763,549)		-	222,076	4,659,627	89,251	4,748,878
(1) Includes the effects of the obligation created based on the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 10, item b.2.
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Changes in Stockholders' Equity - Consolidated

				Profit Reserves		Adjustment to Fair Value
	Explanatory Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own	Others Adjustment to Fair Value	Accrued Profits	(-)Treasury Shares	Net Equity	Minority Stockholder s Interest	Total Net Equity
Balances on june 30, 2024		65,000,000	517,729	6,347,451	21,771,946	(1,189,604)	(3,612,310)	—	(880,182)	87,955,030	1,131,267	89,086,297
Employee Benefit Plans		—	—	—	—	—	(653,637)	—	—	(653,637)	—	(653,637)
Treasury Shares	20.d	—	—	—	—	—	—	—	(4,525)	(4,525)	—	(4,525)
Result of Treasury Shares		—	(4,014)	—	—	—	—	—	—	(4,014)	—	(4,014)
Reservations for Share - Based Payment		—	129,199	—	—	—	—	—	—	129,199	—	129,199
Adjustment to Fair Value - Securities and Derivative Financial Instruments		—	—	—	—	(1,003,873)	—	—	—	(1,003,873)	—	(1,003,873)
Equity Valuation Adjustments - Goodwill		—	—	—	—	—	17,798	—	—	17,798	—	17,798
Equity Valuation Adjustments - Others		—	—	—	—	—	(26,131)	—	—	(26,131)	—	(26,131)
Prescribed Dividends		—	—	—	34,212	—	—	—	—	34,212	—	34,212
Net Income		—	—	—	—	—	—	7,293,684	—	7,293,684	—	7,293,684
Destinations:											—
Legal Reserve	20.c	—	—	673,870	—	—	—	(673,870)	—	—	—	—
Dividends and Interest on Equity	20.b	—	—	—	—	—	—	(3,000,000)	—	(3,000,000)	—	(3,000,000)
Reserve for Dividend Equalization	20.c	—	—	—	3,626,006	—	—	(3,626,006)	—	—	—	—
Unrealized Profit		—	—	—	—	—	—	6,192	—	6,192	—	6,192
Result of Minority Stockholders Interest	20.e	—	—	—	—	—	—	—	—		111,665	111,665
Others		—	—	—	22	—	—	—	—	22	7,007	7,029
Sale / Incorporation / Acquisition		—	—	—	—	—	—	—	—	—	5,067	5,067
Others		—	—	—	22	—	—	—	—	22	1,940	1,962
Balances on December 31, 2024		65,000,000	642,915	7,021,321	25,432,186	(2,193,477)	(4,274,280)	—	(884,707)	90,743,958	1,249,939	91,993,897
Changes in the Semester		—	125,186	673,870	3,660,240	(1,003,873)	(661,970)	—	(4,525)	2,788,928	118,672	2,907,600
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Cash Flows

				Bank			Consolidated
	Explanatory Notes	07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
		12/31/2024	12/31/2024	12/31/2023	12/31/2024	12/31/2024	12/31/2023
Operational Activities
Net Income		6,953,930	13,035,452	8,864,230	7,293,684	13,477,390	8,973,657
Adjustment to Net Income		(13,322,944)	(16,310,212)	(7,896,305)	(5,677,907)	(3,399,838)	3,292,479
Provision for Expected Losses Associated with Credit Risk	7.e	7,647,123	19,331,289	24,684,276	9,212,160	22,427,776	28,317,357
Provision for Judicial and Administrative Proceedings and Legal Obligations	19.c	1,812,096	3,826,877	1,550,432	2,164,315	4,397,314	(274,779)
Monetary Updates of Provisions for Judicial and Administrative Proceedings and Legal Obligations	19.c	198,335	474,436	434,390	202,374	492,796	459,681
Deferred Taxes		146,668	(1,818,504)	(6,903,415)	1,481,423	(315,996)	(5,857,238)
Result of Interests in Affiliates and Subsidiaries	13.b	(4,452,682)	(7,765,180)	(8,312,900)	(128,032)	(217,499)	(173,007)
Depreciation and Amortization	24	1,660,646	3,225,626	3,085,308	1,781,408	3,475,694	3,334,064
Constitution (Reversal) of Provision for Losses on Non-Financial Assets Held for Sale	26	(28,715)	(25,795)	(1,518)	(28,621)	(79,181)	(18,564)
Result of Non-Financial Assets Held for Sale	26	(65,056)	(146,343)	(86,130)	(67,676)	(91,046)	(87,509)
Result of Investments	26	-	(1,929,980)	-	229	(1,929,751)	-
Judicial Deposit Update		(263,688)	(554,910)	(587,128)	(326,715)	(693,661)	(737,560)
Result in Financial Guarantees Provided		88,528	54,833	137,065	88,528	54,833	137,065
Update of Taxes to Offset		(112,227)	(251,452)	(505,672)	(214,993)	(380,219)	(559,512)
Effects of Exchange Rate Changes on Cash and Cash Equivalents		(4,665)	177	11,741	(4,665)	177	11,741
Effects of Exchange Rate Changes on Assets and Liabilities		(19,945,294)	(30,769,354)	(21,430,674)	(19,945,294)	(30,769,354)	(21,430,674)
Others		(4,013)	38,068	27,920	107,652	228,279	171,414
Changes in Assets and Liabilities		(13,556,182)	(24,527,597)	6,395,837	(24,092,924)	(43,869,595)	13,411,556
Reduction (Increase) in Interbank Liquidity Applications		(11,362,434)	(35,676,171)	(14,448,791)	(4,299,973)	(26,028,382)	397,078
Reduction (Increase) in Securities and Derivative Financial Instruments		(15,873,642)	(42,622,398)	(26,068,096)	(17,730,405)	(42,855,751)	(36,286,641)
Reduction (Increase) in Credit and Leasing Operations		(3,047,360)	(29,895,732)	(34,571,667)	(12,971,692)	(48,948,386)	(43,865,438)
Reduction (Increase) in Others - Provisions for Expected Losses Associated with Credit Risk		(736,002)	(460,108)	945,897	(699,365)	(437,866)	944,968
Reduction (Increase) in Deposits at the Central Bank		(5,713,202)	(10,148,949)	(8,572,160)	(5,721,526)	(10,171,307)	(8,544,410)
Reduction (Increase) in Other Financial Assets		(44,315,652)	(64,734,811)	41,492,581	(45,087,970)	(67,712,437)	40,087,313
Reduction (Increase) in Prepaid Expenses		270,213	(78,798)	193,819	240,874	(156,223)	110,113
Reduction (Increase) in Other Assets		(6,096,760)	(6,950,772)	(18,894,279)	(7,069,063)	(5,871,921)	(10,343,388)
Reduction (Increase) in Current Tax Assets		(1,954,559)	(1,482,731)	(570,194)	(2,342,717)	(1,771,529)	(1,052,608)
Net Change in Other Interbank Relations and Interdependencies		(3,754,169)	(4,796,528)	(928,902)	(3,755,279)	(4,797,842)	(936,777)
Increase (Decrease) in Deposits		(1,479,227)	19,773,221	53,621,992	(1,746,071)	19,626,264	54,773,122
Increase (Decrease) in Open Market Funding		6,086,818	20,966,006	24,970,302	6,914,551	15,684,234	25,032,821
Increase (Decrease) in Obligations for Loans and Onlendings		28,668,269	35,231,831	1,181,050	28,667,272	35,173,172	1,169,525
Increase (Decrease) in Other Financial Liabilities		5,728,209	44,090,386	(64,247,605)	3,741,956	45,705,109	(62,924,343)
Increase (Decrease) in Other Liabilities		40,380,883	51,999,582	52,068,431	38,507,474	49,374,334	51,103,806
Increase (Decrease) in Current Tax Liabilities		(291,883)	535,179	414,066	445,620	2,960,975	7,202,653
Tax Paid		(65,684)	(276,804)	(190,607)	(1,186,610)	(3,642,039)	(3,456,238)
Net Cash Provided by (Used in) Operational Activities		(19,925,196)	(27,802,357)	7,363,762	(22,477,147)	(33,792,043)	25,677,692
Investing Activities
Capital Increase in Equity in Affiliates and Subsidiaries		(577,000)	(577,000)	(429,200)	-	(5,000)	-
Acquisition of Interests		16,172	(424,495)	(54)	-	(114,020)	(5,054)
Acquisition of Other Investments		(443,576)	(645,134)	(1,040,101)	(467,688)	(732,036)	(1,149,074)
Acquisition of Fixed Assets		(593,111)	(1,494,819)	(2,382,807)	(686,856)	(1,662,104)	(2,846,366)
Investments in Intangible Assets		-	-	43	-	-	174
Disposal of Interests in Affiliates and Controlled Companies		1,863	71,883	20,000,000	-	-	138,578

*Values expressed in thousands, except when indicated.

Dividends and Interest on Equity Received		23,453	647,232	725,561	35,053	375,236	92,893
Disposal of Non-Financial Assets Held for Sale		(390,875)	-	419,970	(413,724)	37,510	485,547
Disposal of Fixed Assets		171,114	240,740	228,619	226,222	298,090	280,919
Disposals in Intangible Assets		58,085	58,280	(182,293)	18,734	81,695	183,441
Net Cash Originated (Applied) in Investing Activities		(1,733,875)	(2,123,313)	17,339,738	(1,288,259)	(1,720,629)	(2,818,942)
Financing Activities
Purchase of Own Share	20.d	(4,525)	222,076	112,533	(4,525)	222,076	112,532
Issuance of Long Term Emissions		43,090,956	49,865,261	117,825,488	44,717,231	52,706,986	120,099,857
Issuance of Equity-Eligible Debt Instruments		7,600,200	7,600,200	—	7,800,300	7,800,300	—
Long Term Payments		(32,160,177)	(41,938,370)	(98,054,953)	(34,303,473)	(41,199,973)	(96,998,119)
Dividends and Interest on Capital Paid		(2,603,070)	(5,162,741)	(4,877,044)	(2,639,889)	(5,618,714)	(5,655,046)
Increase (decrease) in Minority Interest		—	—	—	5,066	(109,820)	(136,603)
Net Cash Provided by (Used in) Financing Activities		15,923,384	10,586,426	15,006,024	15,574,710	13,800,855	17,422,621
Exchange Variation on Cash and Cash Equivalents		4,665	(177)	(11,741)	4,665	(177)	(11,741)
Increase (Decrease) in Cash and Cash Equivalents		(5,731,022)	(19,339,421)	39,697,783	(8,186,031)	(21,711,994)	40,269,630
Cash and Cash Equivalents at the Beginning of the Period	4	76,856,793	90,465,192	50,767,409	76,681,738	90,207,701	49,938,071
Cash and Cash Equivalents at the End of the Period	4	71,125,771	71,125,771	90,465,192	68,495,707	68,495,707	90,207,701
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
Statement of Value Added

						Bank				Consolidated
	Explanatory Notes	07/01 to	01/01 to		01/01 to		07/01 to	01/01 to		01/01 to
		12/31/2024	12/31/2024		12/31/2023		12/31/2024	12/31/2024		12/31/2023
Revenue from Financial Intermediation		99,075,577	199,288,866		105,552,506		104,021,044	210,251,535		117,513,391
Income from Provision of Services and Income from Banking Fees	22	9,183,439	17,846,304		16,487,148		11,619,752	22,568,015		20,343,442
Provision for Expected Losses Associated with Credit Risk	7.e	(7,647,123)	(19,331,289)		(24,684,276)		(9,212,160)	(22,427,776)		(28,317,357)
Other Income and Expenses		(6,489,386)	(10,309,304)		(8,983,498)		(6,571,048)	(11,246,386)		(9,308,848)
Expenses From Financial Operations		(78,302,432)	(155,773,920)		(63,596,685)		(76,817,008)	(152,082,709)		(57,170,172)
Third Party Inputs		(5,631,983)	(10,819,589)		(10,562,447)		(4,829,204)	(9,307,285)		(9,348,590)
Material, Energy and Others		(131,916)	(279,614)		(285,028)		(143,219)	(298,645)		(300,354)
Third Party Services, Transport, Security and Financial System	24	(2,312,815)	(4,557,689)		(3,458,862)		(1,938,593)	(3,838,228)		(2,762,137)
Others		(3,187,252)	(5,982,286)		(6,818,557)		(2,747,392)	(5,170,412)		(6,286,099)
Gross Value Added		10,188,092	20,901,068		14,212,748		18,211,376	37,755,394		33,711,866
Depreciation and Amortization	24	(1,660,646)	(3,225,626)		(3,085,308)		(1,781,408)	(3,475,694)		(3,334,064)
Net Value Added Produced		8,527,446	17,675,442		11,127,440		16,429,968	34,279,700		30,377,802
Added Value Received in Transfer of Result of Interests in Affiliates and Subsidiaries	13.b	4,452,682	7,765,180		8,312,900		128,032	217,499		173,007
Total Added Value to Distribute		12,980,128	25,440,622		19,440,340		16,558,000	34,497,199		30,550,809
Distribution of Added Value
Personnel		3,816,356	7,705,065	30.3%	7,419,160	38.9%	5,448,972	10,849,075	31.4%	10,044,371	32.9%
Compensation	23	2,163,220	4,246,297		4,117,011		2,891,862	5,704,152		5,338,182
Benefits	23	1,145,678	1,145,678		1,146,901		1,740,047	1,740,047		1,661,441
Service Time Guarantee Fund (FGTS)		194,151	386,426		388,034		286,935	572,089		549,538
Others		313,307	1,926,664		1,767,214		530,128	2,832,787		2,495,210
Taxes, fees and contributions		1,519,669	3,990,262	15.7%	2,301,529	12.1%	3,995,262	9,251,528	26.8%	10,514,019	34.4%
Federal		1,093,366	3,167,327		1,540,599		3,412,694	8,132,084		9,505,020
State		986	650		601		1,022	667		720
Municipal		425,317	822,285		760,329		581,546	1,118,777		1,008,279
Third Party Capital Compensation - Rentals	24	341,089	709,843	2.8%	855,421	4.5%	347,948	728,994	2.1%	875,268	2.9%
Own Capital Compensation		7,303,014	13,035,452	51.2%	8,484,230	44.5%	6,765,818	13,667,602	39.7%	9,117,151	29.8%
Dividends		-	200,000		380,000		-	200,000		380,000
Interest on Equity	20.b	3,000,000	5,800,000		5,820,000		3,000,000	5,800,000		5,820,000
Reinvestment of Profits		4,303,014	7,035,452		2,664,230		3,877,483	7,857,813		3,060,645
Result of Minority Shareholders' Participations	20.e	—	-		-		(111,665)	(190,211)		(143,494)
Total		12,980,128	25,440,622	100.0%	19,060,340	100.0%	16,558,000	34,497,199	100.0%	30,550,809	100.0%
The accompanying notes from Management are an integral part of these financial statements

*Values expressed in thousands, except when indicated.
1.Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Prudential Conglomerate before the Brazilian Central Bank (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041, Cj.281, Bloco A, Cond. Wtorre JK – Vila Nova Conceição – São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

2.Presentation of Financial Statements

a)Presentation of Financial Statements

The individual and consolidated financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporation Law, in conjunction with the standards of the National Monetary Council (CMN), the Brazilian Central Bank (Bacen) and the document model provided for in the Accounting Plan of Institutions of the National Financial System (COSIF), of the Securities and Exchange Commission (CVM), insofar as they do not conflict with the standards issued by BACEN and highlight all relevant information specific to the financial statements, which are consistent with that used by the Administration in its management.

In preparing the individual and consolidated financial statements, equity interests, relevant balances receivable and payable, revenues and expenses arising from transactions between branches in the country, branches abroad and subsidiaries, unrealized results between these companies and highlighted the participation of minority shareholders in net equity and results. These statements include the Bank and its controlled companies, and the investment funds indicated in Note 13, where the Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

The preparation of financial statements requires the adoption of estimates by Management, impacting certain assets and liabilities, disclosures about provisions and contingent liabilities and revenues and expenses in the periods shown. Since Management's judgment involves estimates relating to the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for legal proceedings, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of individual and consolidated financial statements for the semester ended December 31, 2024, at the meeting held on February 03, 2025.

The Consolidated Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the financial year ended December 31, 2024, will be disclosed, at the electronic address www.santander.com.br/ri.

b)New standards issued, applicable at a future date.

The Bank has adopted the standards and interpretations that came into force on January 1, 2025. The following standards and interpretations are applicable to the Bank:

I - CMN Resolution No. 4,966/2021 and related resolutions

CMN Resolution No. 4,966/2021, considering also the updates of CMN Resolution No. 5,100/2023 and other related regulations, establishes the accounting concepts and criteria applicable to financial instruments, as well as designation and recognition of hedge structures (hedge accounting), converging "COSIF" accounting criteria with the requirements of the international standard IFRS 9 as of January 1, 2025. The main changes refer to: the classification of financial instruments; the recognition of interest in case of delay; the recognition of the effective contractual interest rate; the write-off of losses; and the recognition of the provision based on the expected loss and classification of transactions with credit problems.
The adoption of the aforementioned regulation will be applied prospectively and the differences in the carrying amounts of financial assets and liabilities resulting from its adoption will be recognized in the retained earnings account on January 1, 2025, net of the respective tax impacts.

*Values expressed in thousands, except when indicated.
The effects of the estimated impacts of the initial adoption of this Resolution and related ones are:

1. Effects of category change: reflect the impacts of remeasurement resulting from reclassification between categories, in accordance with art. 4 of CMN Resolution No. 4,966/2021:

I - From "Available for Sale" to "Amortized Cost": Banco Santander estimates a reduction of R$ 216,137 in the value of assets and in the Equity, resulting from the reversal of mark-to-market adjustments on reclassified securities.

2. Expected effects of adopting the model for expected losses associated with credit risk (art. 40 of CMN Resolution No. 4,966/2021) - Banco Santander estimates an increase in the provision of approximately R$ 4,362 million (equivalent to an increase of approximately 11% over the balance of the provision existing on December 31, 2024), which includes the minimum required provision, additional provision, in addition to provisions for securities and financial guarantees provided. For measurement purposes, the following parameters were considered:

I - The probability of the instrument being characterized as an asset with credit recovery problems, considering the expected term of the financial instrument, as well as the current economic situation and reasonable and justifiable forecasts of possible changes in economic and market conditions that affect the credit risk of the instrument, during its expected term, including due to the existence of possible guarantees or collateral linked to the financial instrument;

II - The expectation of recovery of the financial instrument, considering the costs of recovery of the instrument, the characteristics of any guarantees or collateral, such as type, liquidity and probable present value of realization, historical recovery rates in financial instruments with similar characteristics and credit risk, among others.

III - Provision for losses incurred associated with credit risk for defaulted financial assets, in accordance with art.76 of BCB Resolution No. 352/2023, applying the percentages defined in Annex II of this Resolution, observing the period of delay.

The effect of the initial adoption of the model for expected losses associated with credit risk will be recognized in equity in the amount of R$ 2,521 million, after tax effects.

3. Regarding tax aspects related to the application of the accounting criteria established in CMN Resolution No. 4,966/2021, Law No. 14,467/2022 (amended by Law No. 15,078/2024) established the tax treatment for the receipt of credits arising from the activities of financial institutions and others authorized to operate by BACEN. As of January 1, 2025, institutions will be able to deduct, when determining their real profit and the calculation basis for the Social Contribution on Net Income (CSLL), losses incurred in the receipt of credits arising from activities related to defaulted transactions, regardless of the date of their contracting, and transactions with a legal entity in bankruptcy proceedings or under judicial recovery, as of the date of the bankruptcy decree or the granting of judicial recovery. The tax deduction established must observe the loss incurred according to the percentages established based on the period of default.

Losses determined on credits that were in default on December 31, 2024, and not yet deducted for tax purposes up to that date, may be excluded from net income, when determining real income and the CSLL calculation, on a monthly basis of 1/84 (one eighty-fourth) for each month of the calculation period, starting in January 2026. Institutions are also allowed to choose, by December 31, 2025, irrevocably and irreversibly, to make deductions at the rate of 1/120 per month.

The effects arising from the application of Law No. 14,467/2022 on the expectation of realization of deferred tax credits and liabilities are reflected in explanatory Note 10.b.2.

4. Other changes related to first adoption effects, such as effective interest rate and remeasurements of financial instruments for which the accrual was interrupted (“stop accrual”) until 2024, December 31st, won´t produce any impact, since Bank will prospectively apply them.

II - CMN Resolution No. 4,975/2021 and updates brought by CMN Resolution No. 5,101/2023

Establishes compliance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 06 (R2) - Leases, in the recognition, measurement, presentation and disclosure of leasing transactions as of January 1, 2025.

Banco Santander will prospectively adopt the application of the aforementioned rule, in accordance with § 5 of the aforementioned Resolution, for contracts to be signed from January 2025 onwards.

*Values expressed in thousands, except when indicated.

III - CMN Resolution No. 5,185/2024

Adoption by CMN Resolution No. 5,185/2024 of the Sustainability Pronouncement Committee – CBPS regarding the disclosure as an integral part of the consolidated financial statements of the report on financial information related to Sustainability – CBPS 01 and CBPS 02, with mandatory disclosure starting in fiscal year 2026. Banco Santander is evaluating the impacts of complying with this standard.

c)Functional and Presentation Currency

The financial statements are presented in Reais, the functional currency, including Banco Santander, and its subsidiaries, and its branches abroad.

Transactions in foreign currency, upon initial recognition, are converted using the exchange rate on the date of the transaction.

Exchange rate variations on these transactions and on the conversion of Assets and Liabilities in foreign currency into the functional currency are recognized in the Income Statement. Exchange rate variations related to Cash Flow Hedge are recognized in stockholders Equity.

3. Main Accounting Policies

a) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash equivalents correspond to the balances of interbank investments with immediate convertibility, subject to an insignificant risk of change in value and with an original term equal to or less than ninety days.

b)  Interbank Investments and Remunerated Credits Linked to Bacen

They are stated at realizable and/or payable values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis.

b.1) Repurchase agreements

Sale with Repurchase Commitment

Own fixed income securities used to back repo operations are highlighted in asset-specific accounts (linked securities) on the date of the operation, at the updated average book value, by type and maturity of the paper. The difference between the repurchase and sale values represents the operation expense.

The Bank also uses third-party guarantees to raise funds in sales operations with repurchase commitments, such funds are recorded as a financed position.

Purchase with Resale Commitment

Financing granted against fixed income securities (from third parties) are recorded in the bank position at the settlement value. The difference between the resale and purchase values represents the operation's income. Securities acquired with resale commitment are transferred to the financed position when used to back sales transactions with repurchase commitment.

Repurchase Operations Carried Out with Free Movement Agreement

For transactions with a free movement clause, at the time of the definitive sale of securities acquired with a resale commitment, the liability relating to the obligation to return the title must be valued at the market value of the title.

c) Bonds and Securities

According to Bacen Circular No. 3,068/2001, the bonds and securities portfolio is classified into the following categories:
I - Securities for trading, where securities acquired with the purpose of being actively and frequently traded are registered. They are recorded at acquisition cost plus income earned, adjusted to market value (fair value) as a contra entry to the result for the period;

II - Securities available for sale, where securities that can be traded but were not acquired with the purpose of being actively and frequently traded are registered. They are recorded at acquisition cost plus income earned, adjusted to market value (fair value) as a corresponding entry to the separate equity account. Adjustments to market value, when made, are transferred to income for the period; and

*Values expressed in thousands, except when indicated.

III - securities held to maturity, where securities are registered for which there is the Bank's intention and financial capacity to keep them in the portfolio until maturity. They are recorded at acquisition cost plus income earned.

Permanent losses in the realizable value of securities classified in the categories available-for-sale securities and held-to-maturity securities are recognized in the income statement for the period.

d) Derivative Financial Instruments

Derivative financial instruments are classified according to Management's intention to use them as instruments intended for hedging or not, in accordance with Bacen Circular No. 3,082/2002. Operations carried out at the request of clients, on their own account, or that do not meet hedge accounting criteria, mainly derivatives used in the management of global risk exposure, are accounted for at market value, with realized and unrealized gains and losses, recognized in profit or loss for the period.

Derivative financial instruments designated as part of a risk protection structure (hedge) can be classified as:

I - market risk hedge, where the appreciation or devaluation is recorded against the appropriate income or expense account, net of tax effects, in the result for the period; and

II - cash flow hedge, where the appreciation or depreciation of the effective portion is recorded as a contra entry to the separate equity account, net of tax effects.

Some hybrid financial instruments are composed of a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately in relation to the contract to which they are linked.

e) Credit Portfolio and Provision for Expected Losses Associated with Credit Risk

The credit portfolio includes lending operations, leasing operations, advances on foreign exchange contracts and other credits with credit granting characteristics. It is stated at its present value, considering the agreed indexers, interest rate and charges, calculated pro rata daily until the balance sheet date. For operations overdue after 60 days, recognition in revenue will only occur upon actual receipt.

Normally, the Bank writes off loans for losses when they are more than 360 days late. In the case of long-term credit operations (over 3 years) they are written off when they are 540 days past due. The credit operation written off as a loss is recorded in a clearing account for a minimum period of 5 years and until all collection procedures have been exhausted.

Credit assignments without risk retention result in the write-off of the financial assets subject to the operation, which are then kept in a clearing account. The result of the assignment is fully recognized when it is carried out.

Credit assignments with substantial risk retention now have their results recognized over the remaining terms of the operations, and the financial assets subject to the assignment remain recorded as credit operations and the amount received as obligations for sales or transfer operations of financial assets.

Provisions for credit operations are based on analyzes of open credit operations (overdue and falling due), past experience, future expectations and specific portfolio risks and on Management's risk assessment policy when setting up provisions, as established by CMN Resolution No. 2,682/1999.

f) Non-Financial Assets Held for Sale and Other Securities and Goods

Non-financial assets held for sale include the carrying value of individual items, disposal groups, or items that are part of a business unit intended for disposal (discontinued operations), the sale of which in their current condition is highly probable and the occurrence of which is expected to occur within one year.

Other values and assets refer mainly to non-financial assets, basically composed of properties and vehicles received in settlement of financial instruments with difficult or doubtful resolution not intended for one's own use.

Non-financial assets held for sale and other valuables and assets are recorded and valued at the lower of; the net book value and the fair value net of selling expenses, on the date they are classified in this category and are not depreciated.

*Values expressed in thousands, except when indicated.

g) Other Operating Income

Substantially represented by revenue from services provided and banking fees, they are recognized when the Bank provides the service to customers. To recognize these revenues, the Bank applies the 5-step model in compliance with CPC 47, as determined by CMN Resolution No. 4,924/2021: I) Identify the contract(s) with a customer; II) Identify performance obligations; III) Determine the transaction price; IV) Allocate the transaction price to the performance obligations in the contract; and V) Recognize revenue when, or as, the entity satisfies a performance obligation.

h) Prepaid Expenses

Applications of resources in advance payments are accounted for, the benefits or provision of services of which will occur in subsequent years and are appropriate to profit or loss, in accordance with the terms of the respective contracts.

h.1) Commissions Paid to Banking Correspondents

According to CMN Resolution No. 4,935/2021 and Bacen Circular No. 3,693/2013, commissions paid to intermediary agents for the origination of new credit operations are limited to the maximum percentages of (i) 6% of the value of the new operation originated and (ii) 3 % of the value of the operation subject to portability.

Said commissions must be fully recognized as an expense when incurred.

i) Investments

Investments in affiliated and controlled companies are initially recognized at their acquisition cost and subsequently measured using the equity method, and the results obtained are recognized as income from equity interests in affiliated and controlled companies. Other investments are measured at cost, reduced to recoverable value, when applicable.

Change in Scope of Consolidation – Consists of the disposal, acquisition or change of control of a given investment.

j) Fixed Assets in Use

It is stated at acquisition cost, net of respective accumulated depreciation and is subject to assessment of recoverable value in annual periods.

Depreciation of fixed assets is carried out using the straight-line method, based on the following annual rates: buildings - 4%, installations, furniture, equipment for use and security and communications systems - 10%, data processing systems and vehicles -20% and improvements to third-party properties - 10% or until the expiration of the lease contract.

k) Intangible

The goodwill on the acquisition of controlled and associated companies is amortized over up to 10 years, subject to the expectation of future results and is subject to assessment of the recoverable value in annual periods or more frequently if conditions or circumstances indicate the possibility of loss of its value.

The rights for acquisition of payrolls are accounted for by the amounts paid in the acquisition of rights to provide payment services for salaries, earnings, wages, salaries, retirements, pensions and similar, from public or private entities, and amortized in accordance with the validity of the respective contracts.

Software acquisition and development costs are amortized over a maximum period of 5 years.

l) Technical Provisions Related to Pension and Capitalization Activities

Technical provisions are constituted and calculated in accordance with the determinations and criteria established in the regulations of the National Private Insurance Council (CNSP) and the Private Insurance Superintendency (Susep).

l.1) Technical Pension Provisions

Technical provisions are mainly constituted in accordance with the criteria below:

*Values expressed in thousands, except when indicated.
•Mathematical Provisions for Benefits to be Granted and Granted (PMBaC and PMBC)
PMBaC is constituted from contributions collected through the financial capitalization regime. The PMBC represents the obligations assumed in the form of continued income plans, being constituted through actuarial calculations for traditional types of plans.

•Supplementary Coverage Provision (PCC)

The PCC must be created when insufficient technical provisions are observed as a result of carrying out the Liabilities Adequacy Test (TAP).

l.2) Technical Capitalization Provisions

Technical provisions are constituted in accordance with the criteria below:

•Mathematical provision for redemption results from the accumulation of applicable percentages on payments made, capitalized with the interest rate provided for in the plan and updated using the Basic Reference Rate (TR);

•The provision for redemption of anticipated securities is constituted upon cancellation due to non-payment or request for redemption of the security, based on the value of the mathematical redemption provision constituted at the time of cancellation of the security and the provision for redemption of overdue securities is constituted after the expiration of the title;

•The provision for draws to be carried out is constituted based on a percentage of the installment paid and aims to cover the draws for which the titles will compete, but which have not yet been carried out. The provision for draws to be paid is created for titles drawn but that have not yet been paid; and

•Provision for administrative expenses aims to reflect the present value of future expenses of capitalization bonds whose validity extends after the date of their constitution.

m) Employee Benefits Plan

Post-employment benefit plans comprise commitments made by the Bank to: (i) complement the benefits of the public pension system; and (ii) medical assistance, in the event of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Defined Contribution Plan

Defined contribution plan is the post-employment benefit plan through which the Bank and its subsidiaries as sponsoring entities pay fixed contributions to a pension fund during the duration of the beneficiary employee's employment contract, with no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to honor all benefits related to services provided in the current period and in previous periods.

Contributions made in this regard are recognized as personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is a post-employment benefit plan that is not a defined contribution plan and is presented in Note 27. For this type of plan, the obligation of the sponsoring entity is to provide the benefits agreed with the employees, assuming the potential actuarial risk that the benefits will cost more than estimated.

Banco Santander applies the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 33 (R1) which establishes full recognition in a liability account when unrecognized actuarial losses (actuarial deficit) occur, as a counterpart to a separate equity account (other asset valuation adjustments).

Main Definitions

- The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation; less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the fund's assets are sufficient to fulfill all employee benefit obligations of the plan or sponsoring entity; or (ii) the assets are returned to the sponsoring entity with the intention of reimbursing it for benefits already paid to employees.

*Values expressed in thousands, except when indicated.

- Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from: (a) adjustments for experience (effects of differences between the actuarial assumptions adopted and what actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from service provided by the employee in the current period.

- Past service cost is the change in the present value of the defined benefit obligation for services provided by employees in previous periods, resulting from a change in the plan or a reduction in the number of covered employees.

Post-employment benefits are recognized in profit or loss under other operating expenses - actuarial losses - retirement plans (Note 27) and personnel expenses (Note 23).

Defined benefit plans are registered based on an actuarial study, carried out annually by an external specialized consultancy entity and approved by Management, at the end of each year, effective for the subsequent period.

n) Share-Based Remuneration

The Bank has long-term compensation plans with conditions for acquisition. The main conditions for acquisition are: (1) service conditions, as long as the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of measuring a Bank performance parameter: comparison of the Total Shareholder Return (RTA) of the Santander Conglomerate with the RTA of the Group's main global competitors and (3) market conditions, since some parameters are conditioned on the market value of the Bank's shares. The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account market conditions for each plan when estimating the fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account market conditions for each plan when estimating the fair value. For the purpose of recognizing personnel expenses against capital reserves over the term, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the term. term, based on the best assessment of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the appreciation of shares between the grant and settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against provisions in “salaries payable” throughout the validity period, reflecting how services are received, the Bank records the total liability that represents the best estimate of the amount of valuation rights of the shares that will be acquired at the end of the validity period and recognizes the value of the services received during the validity period, based on the best available estimate. Periodically, the Bank analyzes its estimate of the number of share appreciation rights that will be acquired at the end of the grace period.

Variable Remuneration Referenced to Shares

In addition to administrators, all employees in a risk management position receive at least 40% of their variable remuneration deferred over at least three years and 50% of the total variable remuneration in shares (SANB11), conditional on the participant remaining in the Group throughout the term of the plan.

The plan is subject to the application of Malus and Clawback clauses, according to which deferred installments of variable remuneration may be reduced, canceled or returned in cases of non-compliance with internal rules and exposure to excessive risks.

The fair value of the shares is calculated by the average of the final daily price of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the month of grant.

*Values expressed in thousands, except when indicated.
o) Funding, Emissions and Other Liabilities

Fundraising instruments are initially recognized at their fair value, basically considered to be the transaction price. They are subsequently measured at amortized cost with the inherent expenses recognized as a financial cost (Note 16).

Among the criteria for initial recognition of liabilities, it is worth mentioning those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liability) and an embedded equity component (derivative).

The registration of a compound instrument consists of the combination of (i) a main instrument, which is recognized as a genuine liability of the entity (debt) and (ii) a component of equity (derivative of convertibility into common shares).

Hybrid capital and debt instruments represent obligations of issuing financial institutions and must be recorded in specific liability accounts and updated according to agreed rates and adjusted for the effect of exchange rate variation, when denominated in foreign currency. All remuneration relating to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be accounted for as expenses for the period, on an accrual basis.

In relation to the equity component, it is recorded at the initial moment due to its fair value, if it is different from zero.

The details pertaining to the issuance of instruments of a composite nature are described in Note 16.

p) Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are party to judicial and administrative proceedings of a tax, labor and civil nature, arising in the normal course of their activities.

Provisions are reassessed at the end of each reporting period to reflect the best current estimate and may be totally or partially reversed, reduced or supplemented when there is a change in risk in relation to outflows of resources and obligations relevant to the process, including the expiration of legal deadlines, the final judgment of cases, among others.Provisions are recognized when the risk of loss is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of internal and external legal advisors and the best available information. For processes in which the risk of loss is possible, provisions are not constituted, and the information is disclosed in the explanatory notes (Note 19.e) and for processes in which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized in accounting, except when there are real guarantees or favorable court decisions, over which no further appeals can be made, characterizing the gain as practically certain. Contingent assets with probable success, when existing, are only disclosed in the financial statements.

In the case of final and unappealable decisions in favor of Banco Santander, the counterparty has the right, if specific legal requirements are met, to file a rescission action within a period determined by current legislation. Termination actions are considered new actions and will be evaluated for contingent liability purposes if and when they are filed.

q) Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on revenue from the legal entity's main activity or object. For financial institutions, the deduction of funding expenses is allowed when determining the calculation basis. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies, the rates are 1.65% for PIS and 7.6% for COFINS.

r) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The IRPJ charge is calculated at the rate of 15%, plus an additional 10%, applied to the profit, after making the adjustments determined by tax legislation. CSLL is calculated at the rate of 15% for financial institutions and private insurance and capitalization legal entities and 9% for other companies, levied on profit, after taking into account the adjustments determined by tax legislation. The CSLL rate, for banks of any type, is 20% in accordance with article 32 of Constitutional Amendment 103/2019.

Deferred tax credits and liabilities are basically calculated on temporary differences between accounting and tax results, tax losses, negative basis of social contribution and adjustments to the market value of securities and derivative financial instruments. The recognition of tax credits and deferred liabilities is carried out at the rates applicable to the period in which the realization of the asset and/or the settlement of the liability is estimated.

*Values expressed in thousands, except when indicated.
In accordance with current regulations, tax credits are recorded to the extent that their recovery is considered likely based on the generation of future taxable profits. The expectation of realizing tax credits, as demonstrated in Note 10.b.2, is based on projections of future results and based on a technical study.

s) Interest on Equity
Interest on Equity is recognized as a liability from the moment it is declared or proposed, in accordance with CMN Resolution No. 4,872/2020.

t) Reduction in Recoverable Value of Assets

Financial and non-financial assets are evaluated at the end of each period, with the aim of identifying evidence of devaluation in their book value. If there is any indication, the entity must estimate the recoverable value of the asset and such loss must be recognized immediately in the income statement. The recoverable value of an asset is defined as the greater of its fair value, net, selling expenses and its value in use.

u) Financial Guarantees Provided

According to CMN Resolution No. 4,512/2016, losses associated with the probability of future disbursements linked to financial guarantees provided are evaluated in accordance with recognized credit risk management models and practices and based on consistent, verifiable information and criteria. The provision must be sufficient to cover probable losses throughout the term of the guarantee provided and are evaluated periodically.

v) Recurring/Non-Recurring Results

According to BCB Resolution No. 2/2020, non-current results for the year are those that:

I - is unrelated or incidentally related to the typical activities of the institution; and
II - is not expected to occur frequently in future years.

The nature and financial effect of events considered non-recurring are shown in Note 30.h.

w) Subsequent Events

Corresponds to the event that occurred between the base date of the financial statements and the date on which the issuance of these statements was authorized and is composed of:

•Events that give rise to adjustments: are those that highlight conditions that already existed on the base date of the financial statements; and

•Events that do not give rise to adjustments: are those that reveal conditions that did not exist on the base date of the financial statements.

*Values expressed in thousands, except when indicated.

4.Cash and Cash Equivalents

			Bank
	12/31/2024	12/31/2023	12/31/2022
Cash	17,482,523	9,911,653	14,352,187
interbank investments	53,643,248	80,553,539	36,415,222
Investments in the Open Market	28,103,405	65,766,340	27,344,519
Investments in Interbank Deposits	5,007,501	1,007,830	1,241,815
Investments in Foreign Currencies	20,532,342	13,779,369	7,828,888
Total	71,125,771	90,465,192	50,767,409

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Cash	17,504,978	10,109,122	14,420,204
interbank investments	50,990,729	80,098,579	35,517,867
Investments in the Open Market	28,103,405	65,766,340	27,344,519
Investments in Interbank Deposits	2,354,982	552,870	344,460
Investments in Foreign Currencies	20,532,342	13,779,369	7,828,888
Total	68,495,707	90,207,701	49,938,071

Information relating to December 31, 2023 and December 31, 2022, are presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Cash Flow Statements.

*Values expressed in thousands, except when indicated.

5.Interbank Investments

					Bank
				12/31/2024	12/31/2023
	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Investments in Open Market	82,066,780	-	-	82,066,780	91,456,976
Own Resources	2,882,903	-	-	2,882,903	11,381,408
National Treasury Bills - LTN	159,531	-	-	159,531	4,162,832
National Treasury Notes - NTN	451,345	-	-	451,345	6,443,780
Financial Treasury Bills - LFT	2,272,027	-	-	2,272,027	774,796
Financed Position	41,188,086	-	-	41,188,086	62,025,096
National Treasury Bills - LTN	10,588,105	-	-	10,588,105	20,784,154
National Treasury Notes - NTN	20,591,455	-	-	20,591,455	31,558,586
Financial Treasury Bills - LFT	10,008,526	-	-	10,008,526	9,682,356
Short Position	37,995,791	-	-	37,995,791	18,050,472
National Treasury Bills - LTN	13,470,913	-	-	13,470,913	5,429,226
National Treasury Notes - NTN	24,524,878	-	-	24,524,878	12,621,246
Investments in Interbank Deposits	12,748,387	37,224,283	27,442,981	77,415,651	66,012,548
Investments in Foreign Currency	20,532,342	-	-	20,532,342	13,779,369
Total	115,347,509	37,224,283	27,442,981	180,014,773	171,248,893

					Consolidated
				12/31/2024	12/31/2023
	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Investments in Open Market	82,121,992	-	-	82,121,992	91,886,844
Own Resources	2,938,114	-	-	2,938,114	11,381,409
National Treasury Bills - LTN	161,112	-	-	161,112	4,162,832
National Treasury Notes - NTN	496,136	-	-	496,136	6,443,780
Financial Treasury Bills - LFT	2,280,866	-	-	2,280,866	774,797
Financed Position	41,188,086	-	-	41,188,086	62,454,963
National Treasury Bills - LTN	10,588,105	-	-	10,588,105	20,784,306
National Treasury Notes - NTN	20,591,455	-	-	20,591,455	31,988,301
Financial Treasury Bills - LFT	10,008,526	-	-	10,008,526	9,682,356
Short Position	37,995,792	-	-	37,995,792	18,050,472
National Treasury Bills - LTN	13,470,913	-	-	13,470,913	5,429,226
National Treasury Notes - NTN	24,524,879	-	-	24,524,879	12,621,246
Investments in Interbank Deposits	2,521,671	2,738,318	2,867,094	8,127,083	8,194,672
Investments in Foreign Currency	20,532,342	-	-	20,532,342	13,779,369
Total	105,176,005	2,738,318	2,867,094	110,781,417	113,860,885

*Values expressed in thousands, except when indicated.
6.Securities and Derivative Financial Instruments
a) Bonds and Securities
I) Portfolio Summary by Categories

					Bank					Consolidated
				12/31/2024	12/31/2023				12/31/2024	12/31/2023
		Adjustment to Market Value					Adjustment to Market Value
	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	Amortized Cost Value	Result	Net Equity	Book Value	Book Value
Securities for Trading	105,795,791	(3,574,927)	-	102,220,864	77,473,966	115,127,107	(3,878,869)	-	111,248,238	88,768,509
Public Securities	86,676,165	(2,629,374)	-	84,046,791	66,080,225	93,288,053	(2,706,948)	-	90,581,105	74,663,588
Private Securities	19,119,626	(945,553)	-	18,174,073	11,393,741	21,839,054	(1,171,921)	-	20,667,133	14,104,921
Securities Available for Sale	156,325,349	(711,565)	(3,808,309)	151,805,475	120,585,604	166,450,531	(711,565)	(4,739,761)	160,999,205	131,314,717
Public Securities	88,587,733	(682,528)	(4,240,701)	83,664,504	56,076,980	98,381,830	(682,528)	(5,224,087)	92,475,215	65,580,863
Private Securities	67,737,616	(29,037)	432,392	68,140,971	64,508,624	68,068,701	(29,037)	484,326	68,523,990	65,733,854
Securities held until maturity	16,110,388	-	-	16,110,388	28,915,610	15,620,339	-	-	15,620,339	28,915,610
Public Securities	15,569,827	-	-	15,569,827	28,915,610	15,569,827	-	-	15,569,827	28,915,610
Private Securities	540,561	-	-	540,561	-	50,512	-	-	50,512	-
Total Bonds and Securities	278,231,528	(4,286,492)	(3,808,309)	270,136,727	226,975,180	297,197,977	(4,590,434)	(4,739,761)	287,867,782	248,998,836
II) Securities for Trading

										Bank
			12/31/2024	12/31/2023	By Maturity					12/31/2024
Securities for Trading	Amortized Cost Value	Adjustment to Market Value - Result	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	86,676,165	(2,629,374)	84,046,791	66,080,225	-	9,406,410	18,593,724	14,353,084	41,693,573	84,046,791
Financial Treasury Bills - LFT	12,991,467	(1,584)	12,989,883	3,884,114	-	947,904	4,703,540	3,327,272	4,011,167	12,989,883
National Treasury Notes - NTN	55,246,423	(2,441,195)	52,805,228	45,518,819	-	4,401,706	8,909,986	3,188,719	36,304,817	52,805,228
National Treasury Bills - LTN	17,147,955	(188,337)	16,959,618	15,998,947	-	3,317,233	4,430,041	7,835,116	1,377,228	16,959,618
Agrarian Debt Bonds - TDA	3,681	(124)	3,557	10,952	-	-	1,580	1,977	-	3,557
Brazilian External Debt Securities	298	63	361	359	-	-	-	-	361	361
US Foreign Debt Securities	1,286,341	1,803	1,288,144	667,034	-	739,567	548,577	-	-	1,288,144
Private Securities	19,119,626	(945,553)	18,174,073	11,393,741	955,503	148,733	4,598	203,975	16,861,264	18,174,073
Shares	1,058,381	(492,421)	565,960	816,300	565,960	-	-	-	-	565,960
Agribusiness Receivables Certificates - CRA	674,400	(4,978)	669,422	894,851	-	3,952	2,578	196,935	465,957	669,422
Real Estate Receivables Certificates - CRI	305,429	(4,408)	301,021	422,192	-	-	1,004	1,454	298,563	301,021

*Values expressed in thousands, except when indicated.

Investment Fund Shares	372,282	17,261	389,543	644,639	389,543	-	-	-	-	389,543
Debentures	16,565,896	(461,603)	16,104,293	8,457,618	-	947	1,016	5,586	16,096,744	16,104,293
Agricultural Deposit Certificate - WA	143,238	596	143,834	158,141	-	143,834	-	-	-	143,834
Total	105,795,791	(3,574,927)	102,220,864	77,473,966	955,503	9,555,143	18,598,322	14,557,059	58,554,837	102,220,864

										Consolidated
			12/31/2024	12/31/2023	By Maturity					12/31/2024
Securities for Trading	Amortized Cost Value	Adjustment to Market Value - Result	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Government Securities	93,288,053	(2,706,948)	90,581,105	74,663,588	-	9,487,095	19,335,841	16,132,052	45,626,119	90,581,107
National Treasury Bills - LFT	16,283,378	51,827	16,335,205	10,249,701	-	1,028,589	4,704,159	4,464,309	6,138,148	16,335,205
National Treasury Notes - NTN	57,248,064	(2,637,272)	54,610,792	47,469,734	-	4,401,706	8,909,985	3,188,719	38,110,382	54,610,792
National Treasury Bills - LTN	18,466,291	(123,245)	18,343,046	16,265,807	-	3,317,233	5,171,540	8,477,047	1,377,228	18,343,048
Agricultural Debt Securities - TDA	3,681	(124)	3,557	10,952	-	-	1,580	1,977	-	3,557
Brazilian Foreign Debt Bonds	298	63	361	359	-	-	-	-	361	361
US Foreign Debt Securities	1,286,341	1,803	1,288,144	667,035	-	739,567	548,577	-	-	1,288,144
Private Securities	21,839,054	(1,171,921)	20,667,133	14,104,921	2,106,383	148,762	126,455	247,795	18,037,738	20,667,133
Shares	1,878,459	(492,421)	1,386,038	1,913,255	1,386,038	-	-	-	-	1,386,038
Bank Deposit Certificates - CDB	42,709	-	42,709	838	-	29	294	41,522	864	42,709
Agribusiness Receivables Certificates - CRA	674,908	(4,978)	669,930	894,851	-	3,952	2,578	197,443	465,957	669,930
Certificates of Real Estate Receivables - CRI	305,568	(4,408)	301,160	422,192	-	-	1,004	1,594	298,562	301,160
Investment Fund Shares	795,550	17,261	812,811	972,573	720,345	-	-	-	92,466	812,811
Financial bills - LF	1,142	-	1,142	-	-	-	-	1,142	-	1,142
Debentures	17,967,480	(689,678)	17,277,802	9,743,071	-	947	122,579	6,094	17,148,182	17,277,802
Commercial Notes	30,000	1,707	31,707	-	-	-	-	-	31,707	31,707
Agricultural Deposit Certificate - WA	143,238	596	143,834	158,141	-	143,834	-	-	-	143,834
Total	115,127,107	(3,878,869)	111,248,238	88,768,509	2,106,383	9,635,857	19,462,296	16,379,847	63,663,857	111,248,240
* For the purposes of Financial Statements, Securities Held for Trading are presented in the Balance Sheet in full in the short term.

*Values expressed in thousands, except when indicated.

III) Securities Available for Sale

											Bank
				12/31/2024	12/31/2023	By Maturity					12/31/2024
		Adjustment to Market Value Reflected in:
Securities Available for Sale	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	88,587,733	(682,528)	(4,240,701)	83,664,504	56,076,980	-	6,403,829	3,761,194	37,705,124	35,794,357	83,664,504
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	44,906,284	-	60,569	44,966,853	26,123,786	-	4,934,099	3,422,969	21,356,716	15,253,069	44,966,853
National Treasury Bills - LTN	25,889,140	(531,797)	(1,981,623)	23,375,720	10,469,947	-	-	-	16,348,408	7,027,312	23,375,720
National Treasury Notes - NTN	16,573,346	(150,731)	(2,279,292)	14,143,323	11,947,306	-	1,469,730	-	-	12,673,593	14,143,323
Brazilian External Debt Securities	1,218,952	-	(40,344)	1,178,608	960,125	-	-	338,225	-	840,383	1,178,608
Spanish External Debt Bonds	-	-	-	-	2,809,952	-	-	-	-	-	-
US Foreign Debt Securities	-	-	-	-	3,765,864	-	-	-	-	-	-
Private Securities	67,737,616	(29,037)	432,392	68,140,971	64,508,624	6,897,282	6,853,414	12,067,726	19,139,640	23,182,909	68,140,971
Shares	64,333	-	(233)	64,100	6	64,100	-	-	-	-	64,100
Rural Product Certificate - CPR	25,423,411	-	(416,588)	25,006,823	24,664,608	-	2,286,101	8,601,844	8,735,990	5,382,888	25,006,823
Agribusiness Receivables Certificates - CRA	2,259	-	(5)	2,254	131,711	-	-	2,254	-	-	2,254
Real Estate Receivables Certificates - CRI	1,684	-	(291)	1,393	1,762	-	-	-	-	1,393	1,393
Investment Fund Shares	6,833,182	-	-	6,833,182	1,317,920	6,833,182	-	-	-	-	6,833,182
Debentures	23,763,675	(29,037)	635,688	24,370,326	32,314,842	-	378,292	1,798,622	6,817,263	15,376,149	24,370,326
Eurobonds	4,164,946	-	219,951	4,384,897	3,265,754	-	3,952,965	-	6,288	425,644	4,384,897
Commercial Note	2,382,812	-	(7,949)	2,374,863	2,237,675	-	-	184,528	854,438	1,335,897	2,374,863
Promissory Notes - NP	5,101,314	-	1,819	5,103,133	574,346	-	236,056	1,480,478	2,725,661	660,938	5,103,133
Total	156,325,349	(711,565)	(3,808,309)	151,805,475	120,585,604	6,897,282	13,257,243	15,828,920	56,844,764	58,977,266	151,805,475

*Values expressed in thousands, except when indicated.

											Consolidated
				12/31/2024	12/31/2023	By Maturity					12/31/2024
		Adjustment to Market Value Reflected in:
Securities Available for Sale	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	98,381,830	(682,528)	(5,224,087)	92,475,215	65,580,863	-	6,901,418	4,251,502	42,781,930	38,540,365	92,475,215
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	51,447,846	-	63,210	51,511,056	32,179,254	-	5,096,196	3,913,277	26,328,626	16,172,957	51,511,056
National Treasury Bills - LTN	25,889,140	(531,797)	(1,981,623)	23,375,720	11,263,902	-	-	-	16,348,408	7,027,312	23,375,720
National Treasury Notes - NTN	19,825,881	(150,731)	(3,265,319)	16,409,831	14,601,764	-	1,805,222	-	104,896	14,499,713	16,409,831
Brazilian External Debt Securities	1,218,952	-	(40,344)	1,178,608	960,125	-	-	338,225	-	840,383	1,178,608
Spanish External Debt Bonds	-	-	-	-	2,809,952	-	-	-	-	-	-
US Foreign Debt Securities	-	-	-	-	3,765,866	-	-	-	-	-	-
Private Securities	68,068,701	(29,037)	484,326	68,523,990	65,733,854	1,299,528	6,853,413	12,067,727	20,377,737	27,925,585	68,523,990
Shares	538,577	-	61,944	600,521	6	600,521	-	-	-	-	600,521
Rural Product Certificate - CPR	25,423,411	-	(416,588)	25,006,823	24,664,608	-	2,286,101	8,601,844	8,735,990	5,382,888	25,006,823
Agribusiness Receivables Certificates - CRA	2,259	-	(5)	2,254	194,205	-	-	2,254	-	-	2,254
Real Estate Receivables Certificates - CRI	1,684	-	(291)	1,393	1,762	-	-	-	-	1,393	1,393
Investment Fund Shares	704,151	-	(5,144)	699,007	1,238,583	699,007	-	-	-	-	699,007
Debentures	28,765,459	(29,037)	630,706	29,367,128	33,282,680	-	378,292	1,798,623	7,459,207	19,731,006	29,367,128
Eurobonds	4,164,946	-	219,951	4,384,897	3,265,754	-	3,952,964	-	6,288	425,645	4,384,897
Commercial Note	3,366,900	-	(8,066)	3,358,834	2,511,691	-	-	184,528	1,450,591	1,723,715	3,358,834
Promissory Notes - NP	5,101,314	-	1,819	5,103,133	574,346	-	236,056	1,480,478	2,725,661	660,938	5,103,133
Total	166,450,531	(711,565)	(4,739,761)	160,999,205	131,314,717	1,299,528	13,754,831	16,319,229	63,159,667	66,465,950	160,999,205

*Values expressed in thousands, except when indicated.

IV) Securities held until maturity

							Bank
				By Maturity			12/31/2024

	Amortized/Book Value Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years
Securities held until maturity (1)	12/31/2024	12/31/2023					Total
Government Securities	15,569,827	28,915,610	5,427,456	7,650,638	1,098,801	1,392,932	15,569,827
National Treasury Bills - LTN	-	11,108,077	-	-	-	-	-
National Treasury Notes - NTN	202,066	4,274,359	-	-	-	202,066	202,066
Certificates of Salary Variation - CVS	10,733	13,402	-	-	10,733	-	10,733
Mexican External Debt Bonds	2,071,494	2,548,055	-	2,071,494	-	-	2,071,494
Spanish External Debt Bonds	5,579,144	4,925,839	-	5,579,144	-	-	5,579,144
Brazilian External Debt Securities	7,706,390	6,045,878	5,427,456	-	1,088,068	1,190,866	7,706,390
Private Securities	540,561	-	-	-	-	540,561	540,561
Debentures	540,561	-	-	-	-	540,561	540,561
Total	16,110,388	28,915,610	5,427,456	7,650,638	1,098,801	1,933,493	16,110,388

							Consolidated
				By Maturity			12/31/2024

	Amortized/Book Value Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years
Securities held until maturity (1)	12/31/2024	12/31/2023					Total
Public Securities	15,569,827	28,915,610	5,427,457	7,650,638	1,098,801	1,392,931	15,569,827
National Treasury Bills - LTN	-	11,108,077	-	-	-	-	-
National Treasury Notes - NTN	202,066	4,274,359	-	-	-	202,066	202,066
Certificates of Salary Variation - CVS	10,733	13,402	-	-	10,733	-	10,733
Mexican External Debt Bonds	2,071,494	2,548,055	-	2,071,494	-	-	2,071,494
Spanish Debt Bonds	5,579,144	4,925,839	-	5,579,144	-	-	5,579,144
Brazilian External Debt Securities	7,706,390	6,045,878	5,427,457	-	1,088,068	1,190,865	7,706,390
Private Securities	50,512	-	-	-	50,512	-	50,512
Real Estate Receivables Certificates - CRI	50,512	-	-	-	50,512	-	50,512
Total	15,620,339	28,915,610	5,427,457	7,650,638	1,149,313	1,392,931	15,620,339
(1) The market value of securities held to maturity is R$ 15,265,228 - (12/31/2023 - R$28,852,011).

For the year ended December 31, 2024, there were no disposals of federal Public Securities and other securities classified in the category of held-to-maturity securities.

In compliance with the provisions of Bacen Circular No 3,068/2001, Banco Santander has the financial capacity and intention to hold securities classified in the held-to-maturity securities category until maturity.

*Values expressed in thousands, except when indicated.

The market value of bonds and securities is determined considering the average quotation of organized markets and their estimated cash flow, discounted to present value according to the corresponding applicable interest curves, considered to be representative of market conditions at the time of the balance sheet calculation.

V) Result of Operations with Securities

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Income From Fixed-Income Securities (1)	68,463,125	22,198,039	68,868,693	26,318,891
Income from Interbank Investments	20,567,480	13,231,690	13,546,931	9,148,480
Result of Variable Income Securities	(1,481,578)	203,509	(805,340)	416,030
Pension and Capitalization Financial Result	—	—	57,407	154,040
Provision for Losses due to Non-Recovery (2)	(1,201,461)	(378,242)	(1,201,461)	(611,996)
Others (3)	35,346	359,155	298,004	(1,217,217)
Total	86,382,912	35,614,151	80,764,234	34,208,228
(1) Includes revenue from exchange rate variation in the amount of R$47,936,629 in the Bank and Consolidated and the opposite effect on exchange rate variation with Funding note 16.c. (12/31/2023 - revenue of R$3,220,752).
(2) Corresponds to the record of permanent loss, referring to securities classified as available for sale.
(3) Includes income from exchange rate variation and net appreciation of investment fund shares and holdings in the amount of R$ 472,985 in the Bank and Consolidated (2023 - expense from exchange rate variation and net appreciation of investment fund shares and holdings in the amount of R$ 267,715 in the Bank and Consolidated).

b) Derivative Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, through the use of operations involving derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding Assets. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid Assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

*Values expressed in thousands, except when indicated.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of differences receivable and payable.

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

				Bank				Consolidated
	12/31/2024		12/31/2023		12/31/2024		12/31/2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap	25,651,269	25,112,860	16,527,382	17,206,706	17,041,277	16,751,694	12,458,472	13,300,550
Options	7,343,707	7,129,994	2,190,977	2,546,777	4,960,932	4,455,075	2,635,506	2,685,361
Term Contracts and Others	14,011,413	14,238,563	13,301,372	10,297,701	13,075,230	13,741,347	12,972,711	9,620,890
Total	47,006,389	46,481,417	32,019,731	30,051,184	35,077,439	34,948,116	28,066,689	25,606,801

Current	18,935,143	18,584,460	16,617,360	15,408,704	17,592,369	16,934,228	15,200,238	14,245,152
Non Current	28,071,246	27,896,957	15,402,371	14,642,480	17,485,070	18,013,888	12,866,451	11,361,649

*Values expressed in thousands, except when indicated.
II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			12/31/2024			12/31/2023
	Reference	Curve		Reference	Curve
Negotiation	Value (1)	Value	Fair Value	Value (1)	Value	Fair Value
Swap	1,185,429,773	432,611	538,409	1,080,128,583	(3,890,121)	(679,324)
Assets	580,588,912	26,251,984	25,651,269	535,994,426	12,548,437	16,527,382
Interests	314,222,025	21,342,923	17,244,801	269,304,440	6,413,961	8,380,605
Foreign Currency	260,930,253	3,899,867	8,242,181	262,428,400	5,823,911	7,780,989
Others	5,436,634	1,009,194	164,287	4,261,586	310,565	365,788
Liabilities	604,840,861	(25,819,373)	(25,112,860)	544,134,157	(16,438,558)	(17,206,706)
Interests	362,165,897	(16,412,446)	(16,720,390)	317,621,531	(9,753,936)	(10,237,656)
Foreign Currency	238,244,057	(9,232,003)	(8,217,762)	221,967,981	(6,395,252)	(6,592,200)
Others	4,430,907	(174,924)	(174,708)	4,544,645	(289,369)	(376,850)
Options	587,869,565	(2,756,419)	213,713	859,964,525	(1,157,451)	(355,800)
Purchase Commitments	270,296,393	5,217,589	7,343,707	420,089,089	2,447,416	2,190,977
Foreign Currency Purchase Options	29,171,916	3,359,330	4,547,697	8,705,243	692,136	432,845
Foreign Currency Selling Options	18,885,700	588,543	578,424	5,326,447	408,144	489,785
Other Purchase Options	27,802,886	769,593	2,119,473	89,142,771	661,537	739,628
Interbank Market	6,953,020	420,720	1,046,085	3,729,452	217,219	265,824
Others (2)	20,849,866	348,873	1,073,388	85,413,319	444,318	473,804
Other Selling Options	194,435,891	500,123	98,113	316,914,628	685,600	528,719
Interbank Market	553,161	111,802	80,262	543,157	46,852	30,439
Others (2)	193,882,730	388,321	17,851	316,371,471	638,748	498,280
Sales Commitments	317,573,172	(7,974,008)	(7,129,994)	439,875,435	(3,604,867)	(2,546,777)
Foreign Currency Purchase Options	32,414,733	(2,480,198)	(3,575,881)	3,453,152	(288,349)	(466,324)
Foreign Currency Selling Options	12,319,102	(795,112)	(401,425)	5,951,310	(527,978)	(431,952)
Other Purchase Options	61,458,788	(4,102,991)	(2,963,009)	113,106,162	(2,029,925)	(901,373)
Interbank Market	25,104,525	(3,339,121)	(1,338,328)	17,295,280	(1,479,724)	(710,121)
Others (2)	36,354,263	(763,870)	(1,624,681)	95,810,882	(550,201)	(191,252)
Other Selling Options	211,380,549	(595,707)	(189,679)	317,364,811	(758,615)	(747,128)
Interbank Market	1,395,691	(155,776)	(29,908)	370,221	(24,912)	(23,004)
Others (2)	209,984,858	(439,931)	(159,771)	316,994,590	(733,703)	(724,124)
Futures Contracts	786,370,633	(27,992)	-	325,170,914	-	-
Long Position	397,273,248	-	-	164,682,752	-	-
Exchange Coupon (DDI)	143,814,583	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	135,768,788	-	-	48,254,715	-	-

*Values expressed in thousands, except when indicated.

Foreign Currency	107,515,197	-	-	68,838,058	-	-
Indexes (3)	7,717,797	-	-	5,269,712	-	-
Treasury Bonds/Notes	2,456,883	-	-	988,325	-	-
Short Position	389,097,385	(27,992)	-	160,488,162	-	-
Exchange Coupon (DDI)	143,814,584	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	138,131,331	-	-	48,339,061	-	-
Foreign Currency	96,976,790	(27,992)	-	64,559,123	-	-
Indexes (3)	7,717,797	-	-	5,269,712	-	-
Treasury Bonds/Notes	2,456,883	-	-	988,325	-	-
Term Contracts and Others	482,555,256	6,508,308	(227,150)	367,004,069	3,312,025	3,003,671
Purchased Commitment	245,713,053	13,800,993	14,011,413	185,200,220	18,046,952	13,301,372
Currencies	186,375,847	5,217,091	5,356,193	138,731,942	17,047,097	4,936,483
Others	59,337,206	8,583,902	8,655,220	46,468,278	999,855	8,364,889
Sales Commitments	236,842,203	(7,292,685)	(14,238,563)	181,803,849	(14,734,928)	(10,297,701)
Currencies	187,201,593	(6,042,836)	(6,308,063)	135,183,330	(13,498,486)	(2,119,840)
Others	49,640,610	(1,249,849)	(7,930,500)	46,620,519	(1,236,442)	(8,177,861)

						Consolidated
			12/31/2024			12/31/2023
	Reference	Curve		Reference	Curve
Trading	Value (1)	Value	Fair Value	Value (1)	Value	Fair Value
Swap	870,646,243	(5,416,961)	289,583	821,847,697	(2,046,626)	(842,078)
Assets	428,077,261	11,989,199	17,041,277	407,775,731	9,193,215	12,458,472
Interests	212,769,602	8,288,494	9,155,517	193,567,208	5,054,833	6,481,014
Foreign Currency	207,863,441	3,593,516	7,449,012	212,970,458	4,136,463	5,977,193
Others	7,444,218	107,189	436,748	1,238,065	1,919	265
Liabilities	442,568,982	(17,406,160)	(16,751,694)	414,071,966	(11,239,841)	(13,300,550)
Interests	300,101,297	(13,645,096)	(13,848,264)	267,400,407	(9,117,639)	(9,754,177)
Foreign Currency	133,470,413	(3,588,425)	(2,726,684)	143,788,702	(1,907,489)	(3,332,851)
Others	8,997,272	(172,639)	(176,746)	2,882,857	(214,713)	(213,522)
Options	538,580,486	(1,728,092)	505,857	857,662,210	(1,112,873)	(49,854)
Purchase Commitments	248,136,847	2,889,580	4,960,932	419,095,674	2,252,815	2,635,506
Foreign Currency Purchase Options	17,652,928	1,170,432	2,035,001	7,711,827	497,534	426,074
Foreign Currency Selling Options	10,969,754	449,432	297,814	5,326,447	408,144	489,785
Other Purchase Options	25,078,274	769,593	2,530,004	89,142,771	661,537	1,183,085
Interbank Market	4,228,408	420,720	1,456,616	3,729,452	217,219	265,824
Others (2)	20,849,866	348,873	1,073,388	85,413,319	444,318	917,261

*Values expressed in thousands, except when indicated.

Other Selling Options	194,435,891	500,123	98,113	316,914,629	685,600	536,563
Interbank Market	553,161	111,802	80,262	543,157	46,852	30,439
Others (2)	193,882,730	388,321	17,851	316,371,471	638,748	506,124
Sales Commitments	290,443,639	(4,617,672)	(4,455,075)	438,566,536	(3,365,688)	(2,685,361)
Foreign Currency Purchase Options	10,516,526	(597,168)	(786,707)	3,453,152	(288,349)	(466,325)
Foreign Currency Selling Options	11,046,513	(555,932)	(275,212)	4,642,411	(288,799)	(431,952)
Other Purchase Options	57,500,051	(2,868,865)	(3,203,477)	113,106,162	(2,029,925)	(999,258)
Interbank Market	21,145,788	(2,104,995)	(1,578,796)	17,295,280	(1,479,724)	(710,121)
Others (2)	36,354,263	(763,870)	(1,624,681)	95,810,882	(550,201)	(289,137)
Other Selling Options	211,380,549	(595,707)	(189,679)	317,364,811	(758,615)	(787,826)
Interbank Market	1,395,691	(155,776)	(29,908)	370,221	(24,912)	(23,004)
Others (2)	209,984,858	(439,931)	(159,771)	316,994,590	(733,703)	(764,822)
Futures Contracts	785,337,223	(27,992)	-	325,170,915	-	-
Long Position	396,239,838	-	-	164,682,752	-	-
Exchange Coupon (DDI)	143,814,583	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	135,768,788	-	-	48,254,715	-	-
Foreign Currency	106,481,787	-	-	68,838,058	-	-
Indexes (3)	7,717,797	-	-	5,269,712	-	-
Treasury Bonds/Notes	2,456,883	-	-	988,325	-	-
Short Position	389,097,385	(27,992)	-	160,488,163	-	-
Exchange Coupon (DDI)	143,814,584	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	138,131,331	-	-	48,339,061	-	-
Foreign Currency	96,976,790	(27,992)	-	64,559,123	-	-
Indexes (3)	7,717,797	-	-	5,269,712	-	-
Treasury Bonds/Notes	2,456,883	-	-	988,325	-	-
Term Contracts and Others	443,722,256	6,675,015	(666,117)	330,970,103	3,288,881	3,351,821
Purchased Commitment	226,379,907	13,065,871	13,075,230	167,171,665	17,249,113	12,972,711
Currencies	176,481,430	4,649,383	4,759,269	134,610,617	17,042,331	4,932,718
Others	49,898,477	8,416,488	8,315,961	32,561,048	206,782	8,039,993
Sales Commitments	217,342,349	(6,390,856)	(13,741,347)	163,798,438	(13,960,232)	(9,620,890)
Currencies	177,766,056	(5,934,009)	(6,151,264)	130,779,288	(13,211,003)	(1,766,190)
Others	39,576,293	(456,847)	(7,590,083)	33,019,150	(749,229)	(7,854,700)
(1) Nominal value of updated contracts.
(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.
(3) Includes Bovespa and S&P indices.

*Values expressed in thousands, except when indicated.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Reference Value
					Counterparty			Opening by Maturity		Trading Market
				12/31/2024	12/31/2023			12/31/2024		12/31/2024
		Related	Financial			Up to	From 3 to	More than		Counter (3)
	Clients	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Stock Markets (2)
Swap	248,822,683	735,721,902	200,885,188	1,185,429,773	1,080,128,583	155,348,696	182,774,979	847,306,098	197,794,026	987,635,747
Options	72,193,642	56,996,731	458,679,192	587,869,565	859,964,525	80,264,346	375,497,527	132,107,692	415,336,706	172,532,859
Futures Contracts	13,890,950	4,662,098	767,817,585	786,370,633	325,170,914	415,684,910	197,209,979	173,475,744	781,708,535	4,662,098
Term Contracts and Others	180,609,297	232,117,055	69,828,904	482,555,256	367,004,069	279,916,382	111,279,751	91,359,123	55,754,746	426,800,510

										Consolidated
										Reference Value
					Counterparty			Opening by Maturity		Trading Market
				12/31/2024	12/31/2023			12/31/2024		12/31/2024
		Related	Financial			Up to	From 3 to	Over		Counter (3)
	Clients	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Stock Markets (2)
Swap	248,822,683	408,569,543	213,254,017	870,646,243	821,847,697	131,200,163	142,493,857	596,952,223	167,924,413	702,721,830
Options	72,193,642	7,707,652	458,679,192	538,580,486	857,662,210	80,264,346	375,497,526	82,818,614	415,336,706	123,243,780
Futures Contracts	13,890,950	3,628,688	767,817,585	785,337,223	325,170,915	415,684,910	197,209,979	172,442,334	781,708,535	3,628,688
Term Contracts and Others	180,609,297	193,284,055	69,828,904	443,722,256	330,970,103	273,869,288	104,483,252	65,369,716	55,754,746	387,967,510
(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão and other stock and commodity exchanges.
(2) Includes values traded on B3.
(3) Consists of operations that are included in registration chambers, in accordance with Bacen regulations.

*Values expressed in thousands, except when indicated.
IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/2002. The following accounting hedge structures have been established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of structures to protect changes in market risk, receipts and payments of interest related to recognized Assets and Liabilities.
The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange rate risk, pre-fixed interest rate risk in Reais, Dollar exchange coupon risk, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation in market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed Assets and Liabilities.

The Bank applies market risk hedging as follows:

• Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with loan operations in foreign currency as the object.

• The Bank has a portfolio of Assets indexed to the Euro and traded at the branch abroad. In the operation, the value of the Assets in Euro will be converted to Dollars at the rate of the exchange contract at which the operation entered. Upon conversion, the principal value of the transaction, already expressed in dollars, will be adjusted at a floating or pre-fixed rate. The Assets will be covered with Swap Cross Currency,

• For active and passive operations indexed to pre- and inflation rates (hedge object), futures contracts traded on the exchange are used (hedging instrument).

In market risk hedging, the results, both on hedging instruments and on objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized Assets and Liabilities and changes of exchange rates for unrecognized Assets and Liabilities.

The Bank applies cash flow hedging as follows:

• To protect against the volatility of cash flow variations in operations indexed to foreign currency or post-fixed rates (hedge object), future contracts or interest rate swaps are used as a hedge instrument for predictability of future cash flows.

*Values expressed in thousands, except when indicated.

In cash flow hedging, the effective portion of the change in the value of the hedging instrument is temporarily recognized in stockholders’ equity under the heading of equity valuation adjustments until the expected transactions occur, when this portion is then recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedging derivatives is recognized directly in the income statements. As of December 31, 2024 and December 31, 2023, no results were recorded relating to the ineffective portion.

										Bank
				12/31/2024						12/31/2023
Strategies	Book Value		Notional		Adjustment to Fair Value		Book Value		Notional
Market Risk Hedge	Object	Instrument	Object	Instrument	Object (*)	Instrument (*)	Object	Instrument	Object	Instrument
Swap Contracts	211,637	253,106	200,658	222,626	10,979	30,480	304,799	288,423	272,805	290,091
Credit Operations Hedge	211,637	253,106	200,658	222,626	10,979	30,480	304,799	288,423	272,805	290,091
Futures Contracts	42,217,962	47,858,409	42,023,997	47,861,608	193,965	(3,199)	20,013,827	20,263,142	21,325,623	21,045,909
Credit Operations Hedge	9,962,962	13,394,432	10,017,522	13,238,024	(54,560)	156,408	7,098,063	7,322,033	8,339,747	8,103,679
Securities Hedge	22,717,743	25,201,977	22,504,539	25,344,183	213,204	(142,206)	1,712,916	2,496,306	1,775,818	2,496,723
Funding Hedge	9,537,257	9,262,000	9,501,936	9,279,401	35,321	(17,401)	11,202,848	10,444,803	11,210,058	10,445,507

Cash Flow Hedge
Swap Contracts	-	-	-	-	-	-	12,712,510	10,260,273	13,176,910	10,807,983
Securities Hedge	-	-	-	-	-	-	12,712,510	10,260,273	13,176,910	10,807,983
Futures Contracts	77,296,634	79,910,035	77,474,456	79,915,645	(177,822)	(5,610)	23,474,440	18,881,495	21,507,468	17,409,795
Credit Operations Hedge	738,333	1,566,189	730,322	1,639,466	8,011	(73,277)	4,775,959	2,377,994	4,514,260	1,210,499
Securities Hedge	27,613,484	35,677,670	27,556,993	35,717,857	56,491	(40,187)	9,820,833	8,593,414	9,525,807	8,228,328
Funding Hedge	48,944,817	42,666,176	49,187,141	42,558,322	(242,324)	107,854	8,877,648	7,910,087	7,467,401	7,970,968

*Values expressed in thousands, except when indicated.

										Consolidated
				12/31/2024						12/31/2023
Strategies	Book Value		Notional		Adjustment to Fair Value		Book Value		Notional
Market Risk Hedge	Object	Instrument	Object	Instrument	Object (*)	Instrument (*)	Object	Instrument	Object	Instrument
Swap Contracts	211,637	253,106	200,658	222,626	10,979	30,480	304,799	288,423	272,805	290,091
Credit Operations Hedge	211,637	253,106	200,658	222,626	10,979	30,480	304,799	288,423	272,805	290,091
Futures Contracts	42,217,962	47,858,409	42,023,997	47,861,608	193,965	(3,199)	20,013,827	20,263,142	21,325,623	21,045,909
Credit Operations Hedge	9,962,962	13,394,432	10,017,522	13,238,024	(54,560)	156,408	7,098,063	7,322,033	8,339,747	8,103,679
Securities Hedge	22,717,743	25,201,977	22,504,539	25,344,183	213,204	(142,206)	1,712,916	2,496,306	1,775,818	2,496,723
Funding Hedge	9,537,257	9,262,000	9,501,936	9,279,401	35,321	(17,401)	11,202,848	10,444,803	11,210,058	10,445,507

Cash Flow Hedge
Swap Contracts	7,222,492	4,961,929	5,912,456	6,184,415	1,310,036	(1,222,486)	18,843,967	15,351,145	18,238,421	15,770,933
Securities Hedge	7,222,492	4,961,929	5,912,456	6,184,415	1,310,036	(1,222,486)	18,843,967	15,351,145	18,238,421	15,770,933
Futures Contracts	77,296,634	79,910,035	77,474,456	79,915,645	(177,822)	(5,610)	23,474,440	18,881,495	21,507,468	17,409,795
Credit Operations Hedge	738,333	1,566,189	730,322	1,639,466	8,011	(73,277)	4,775,959	2,377,994	4,514,260	1,210,499
Securities Hedge	27,613,484	35,677,670	27,556,993	35,717,857	56,491	(40,187)	9,820,833	8,593,414	9,525,807	8,228,328
Funding Hedge	48,944,817	42,666,176	49,187,141	42,558,322	(242,324)	107,854	8,877,648	7,910,087	7,467,401	7,970,968
(*) The Bank has cash flow hedge strategies, whose objects are assets in its portfolio, which is why we show the liability position of the respective instruments. For structures whose instruments are futures, we show the balance of the notional, recorded in a memorandum account.

*Values expressed in thousands, except when indicated.

					Bank					Consolidated
				12/31/2024	12/31/2023				12/31/2024	12/31/2023
	Up to	From 3 to	More than			Up to	From 3 to	More than
Strategies	3 Months	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	-	-	222,626	222,626	288,766	-	-	222,626	222,626	290,091
Credit Operations Hedge	-	-	222,626	222,626	288,766	-	-	222,626	222,626	290,091
Futures Contracts	3,864,127	7,297,980	36,699,501	47,861,608	25,701,246	3,864,127	7,297,980	36,699,501	47,861,608	21,045,909
Credit Operations Hedge	2,752,355	5,084,066	5,401,603	13,238,024	12,759,016	2,752,355	5,084,066	5,401,603	13,238,024	8,103,679
Securities Hedge	62,726	597,900	24,683,557	25,344,183	2,496,723	62,726	597,900	24,683,557	25,344,183	2,496,723
Funding Hedge	1,049,046	1,616,014	6,614,341	9,279,401	10,445,507	1,049,046	1,616,014	6,614,341	9,279,401	10,445,507

Cash Flow Hedge
Swap Contracts	-	-	-	-	(547,710)	-	-	6,184,415	6,184,415	15,770,933
Securities Hedge	-	-	-	-	(547,710)	-	-	6,184,415	6,184,415	15,770,933
Futures Contracts	21,710,486	13,502,056	44,703,103	79,915,645	393,863	21,710,486	13,502,056	44,703,103	79,915,645	17,409,795
Credit Operations Hedge	1,639,466	-	-	1,639,466	2,138	1,639,466	-	-	1,639,466	1,210,499
Securities Hedge	11,253,351	-	24,464,506	35,717,857	294,688	11,253,351	-	24,464,506	35,717,857	8,228,328
Funding Hedge	8,817,669	13,502,056	20,238,597	42,558,322	97,037	8,817,669	13,502,056	20,238,597	42,558,322	7,970,968

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

These are credit derivatives in which the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.
Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE).

*Values expressed in thousands, except when indicated.

				Bank/Consolidated
				Nominal Value
		12/31/2024		12/31/2023
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	4,421,208	16,153,307	3,456,614	10,293,916
Total	4,421,208	16,153,307	3,456,614	10,293,916

		12/31/2024		12/31/2023
Futures - Gross	More than 12 Months	Total	More than 12 Months	Total
By Instrument: CDS	20,574,515	20,574,515	13,750,530	13,750,530
By Risk Classification: Below Investment Grade	20,574,515	20,574,515	13,750,530	13,750,530
By Reference Entity: Brazilian Government	20,574,515	20,574,515	13,750,530	13,750,530

VI) Derivative Financial Instruments - Margins Given as Guarantee

The margin given as a guarantee for operations negotiated on B3 with financial instruments derived from Own and third-party companies is made up of federal Public Securities.

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Financial Treasury Bills - LFT	17,549,673	14,688,274	23,592,559	20,991,334
National Treasury Bills - LTN	5,508,322	1,061,960	6,891,750	2,122,045
National Treasury Notes - NTN	2,238,526	2,301,790	4,775,234	4,988,403
Total	25,296,521	18,052,024	35,259,543	28,101,782

*Values expressed in thousands, except when indicated.
7.Credit Portfolio and Provision for Expected Losses Associated with Credit Risk
a) Credit Portfolio

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Lending Operations	366,260,564	354,093,609	455,187,766	427,599,259
Discounted Loans and Bonds	232,562,968	222,773,857	236,417,496	225,733,376
Financing	46,479,366	47,197,805	131,552,040	117,743,936
Rural and Agroindustrial Financing	22,372,599	22,350,907	22,372,599	22,350,907
Real Estate Financing	64,845,631	61,771,040	64,845,631	61,771,040
Leasing Operations	-	-	3,343,516	3,164,051
Advances on Foreign Exchange Contracts (1)	6,893,789	4,301,307	6,893,789	4,301,307
Other Credits	77,597,078	77,812,411	84,339,395	81,794,055
Credits for Honored Guarantees and Guarantees (Note 9.a.)	649,347	1,450,794	874,161	1,810,543
Income Receivable from Advances Granted and Imports Financed	254,984	157,593	254,984	157,593
Other Miscellaneous Credits (2)	76,692,747	76,204,025	83,210,250	79,825,919
Total	450,751,431	436,207,327	549,764,466	516,858,672
(1) Advances on foreign exchange contracts are classified as a reduction of other obligations.
(2) Debtors for the purchase of securities and assets and securities and credits receivable (Note 11).

Sale or Transfer Operations of Financial Assets

In accordance with CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits began to remain recorded in the credit portfolio from January 1, 2012.

(i) With Substantial Transfer of Risks and Benefits

At the Bank and Consolidated, during the year ending on December 31, 2024, assignments without recourse were in the amount of R$ 8,131,033 - (12/31/2023 - R$ 7,469,843), with R$ 170,492 in Active Portfolio and R$ 7,960,541 in Loss Portfolio, generating a result of R$ 47,256 (12/31/2023 – R$ 59,386). These amounts referred to operations, substantially, of loans and discounted securities, with no values of this amount with a company in the Group.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse relating to real estate financing in the amount of R$ 688,821, which will mature until October 2041. As of December 31, 2024, the present value of the operations assigned is R$ 21,810 - (12/31/2023- R$ 26,696).

These transfer operations were carried out with a co-obligation clause, with compulsory repurchase in certain situations. The compulsory repurchase value will be calculated based on the outstanding credit balance duly updated on the date of the respective repurchase. From the date of assignment, the cash flows from the operations transferred will be paid directly to the transferee entity.

b) Credit Portfolio by Maturity
b.1) Lending Operations and Leasing Operations

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Overdue	12,346,986	9,605,843	13,513,061	11,070,469
Yet to be due:
Up to 3 Months	60,780,744	54,140,443	71,047,155	63,866,924
From 3 to 12 Months	78,526,962	80,552,996	106,964,875	106,484,133
More than 12 Months	214,605,872	209,794,327	267,006,191	249,341,784
Total	366,260,564	354,093,609	458,531,282	430,763,310

*Values expressed in thousands, except when indicated.

b.2) Other Credits and Advances

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Overdue	233,859	167,353	272,505	224,963
Yet to be due:
Up to 3 Months	58,339,494	58,690,731	60,244,991	59,645,397
From 3 to 12 Months	23,970,716	21,590,633	28,718,634	24,086,401
More than 12 Months	1,946,798	1,665,001	1,997,054	2,138,601
Total	84,490,867	82,113,718	91,233,184	86,095,362

c) Credit Portfolio by Activity Sector

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Private Sector	447,446,507	433,995,618	546,452,255	514,641,345
Industry	79,442,057	76,652,008	81,446,231	78,454,638
Trade	52,978,597	55,554,562	61,307,992	62,919,149
Financial Institution	1,890,405	1,989,794	537,587	1,726,240
Services and Others (1)	61,714,853	59,014,390	70,515,647	65,197,183
Individuals	245,331,144	234,815,709	323,676,684	298,338,615
Credit Card	58,973,541	50,865,659	58,973,541	50,865,659
Real Estate Credit	62,521,770	59,503,137	62,521,770	59,503,137
Payroll Loans	69,373,036	66,388,826	69,373,036	66,388,826
Vehicle Financing and Leasing	330,988	620,151	75,092,724	61,027,223
Others (2)	54,131,809	57,437,936	57,715,613	60,553,770
Agriculture	6,089,451	5,969,155	8,968,114	8,005,520
Public Sector	3,304,924	2,211,709	3,312,211	2,217,327
State Government	202,846	385,611	202,846	385,611
Municipal Government	3,102,078	1,826,098	3,109,365	1,831,716
Total	450,751,431	436,207,327	549,764,466	516,858,672
(1) Includes real estate credit activities for construction companies/developers (business plan), transport, health and personal services, among others.
(2) Includes personal credit, special checks, among others.

*Values expressed in thousands, except when indicated.

d) Credit Portfolio and Provision for Expected Losses Associated with Credit Risk Distributed by Corresponding Risk Levels

													Bank
							12/31/2024						12/31/2023
		Credit Portfolio					Provision	Credit Portfolio					Provision
Risk Level	% Minimum Provision Required	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	192,310,586	-	192,310,586	-	-	-	185,037,635	-	185,037,635	-	-	-
A	0.5%	134,726,623	-	134,726,623	673,633	1	673,634	125,473,009	-	125,473,009	627,365	3	627,368
B	1.0%	36,255,755	3,760,232	40,015,987	400,160	36	400,196	36,135,274	3,240,124	39,375,398	393,754	123	393,877
C	3.0%	34,579,637	3,600,677	38,180,314	1,145,409	1,581	1,146,990	32,993,383	2,835,006	35,828,389	1,074,852	1,534	1,076,386
D	10.0%	10,673,388	3,352,482	14,025,870	1,402,587	1,171,209	2,573,796	11,590,372	3,305,289	14,895,661	1,489,566	100,659	1,590,225
E	30.0%	3,676,230	2,999,666	6,675,896	2,002,769	1,105,600	3,108,369	4,749,941	2,373,124	7,123,065	2,136,920	92,052	2,228,972
F	50.0%	2,087,966	2,062,615	4,150,581	2,075,290	707,579	2,782,869	2,367,035	1,995,167	4,362,202	2,181,101	93,570	2,274,671
G	70.0%	3,542,870	2,041,040	5,583,910	3,908,738	1,194,985	5,103,723	6,638,832	2,213,364	8,852,196	6,196,537	1,756,763	7,953,300
H	100.0%	4,491,646	10,482,198	14,973,844	14,973,844	-	14,973,844	4,268,646	10,750,035	15,018,681	15,018,681	-	15,018,681
Total		422,344,701	28,298,910	450,643,611	26,582,430	4,180,991	30,763,421	409,254,127	26,712,109	435,966,236	29,118,776	2,044,704	31,163,480
Current							12,877,876						10,990,008
Non-Current							17,885,545						20,173,472

													Consolidated
							12/31/2024						12/31/2023
		Credit Portfolio					Provision	Credit Portfolio					Provision
Risk Level	%Minimum Provision Required	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	214,065,269	-	214,065,269	-	-	-	203,142,039	-	203,142,039	-	-	-
A	0.5%	186,463,460	-	186,463,460	932,317	1	932,318	166,591,676	-	166,591,676	832,958	3	832,961
B	1.0%	48,692,644	5,672,789	54,365,433	543,654	36	543,690	45,233,297	4,927,564	50,160,861	501,609	123	501,732
C	3.0%	37,850,167	5,493,074	43,343,241	1,300,297	1,581	1,301,878	35,718,161	4,329,428	40,047,589	1,201,428	1,534	1,202,962
D	10.0%	11,605,103	4,301,969	15,907,072	1,590,707	1,171,209	2,761,916	12,283,076	4,149,299	16,432,375	1,643,238	100,659	1,743,897
E	30.0%	3,816,828	3,603,895	7,420,723	2,226,217	1,105,600	3,331,817	4,899,901	2,959,053	7,858,954	2,357,686	92,052	2,449,738
F	50.0%	2,329,634	2,548,248	4,877,882	2,438,941	707,579	3,146,520	3,107,877	2,492,362	5,600,239	2,800,120	93,570	2,893,690
G	70.0%	3,595,501	2,385,997	5,981,498	4,187,049	1,194,985	5,382,034	6,706,701	2,595,044	9,301,745	6,511,222	1,756,763	8,267,985
H	100.0%	4,822,656	12,409,416	17,232,072	17,232,072	-	17,232,072	4,665,549	12,816,554	17,482,103	17,482,103	-	17,482,103
Total		513,241,262	36,415,388	549,656,650	30,451,254	4,180,991	34,632,245	482,348,277	34,269,304	516,617,581	33,330,364	2,044,704	35,375,068
Current							14,659,229						12,476,411
Non-Current							19,973,016						22,898,657
(1) Includes due and past due installments.
(2) The additional provision is constituted based mainly on the expectation of realization of the credit portfolio, in addition to the minimum required by current regulations.
(3) At the Bank and at Consolidated, the total credit portfolio includes the value of R$ 108 millions (12/31/2023- R$ 241 millions), referring to the adjustment to market value of credit operations that are subject to protection, registered in accordance with BCB Normative Instruction No. 276/2022 and which are not included in the risk level note.

*Values expressed in thousands, except when indicated.
Emergency Employment Support Program (PESE)
Pursuant to CMN Resolution No. 4,846/2020, we show below the operations related to the Emergency Employment Support Program (PESE), classified by risk level and together with the amount of the provision constituted for each risk level.:

					Bank/Consolidated
			12/31/2024		12/31/2023
Risk Level	Minimum % Provision Required	Assets	Provision Required (1)	Assets	Provision Required (1)
D	10.0%	—	—	79	1
E	30.0%	—	—	213	10
F	50.0%	—	—	344	26
G	70.0%	—	—	357	37
H	100.0%	230	34	8,467	1,394
Total		230	34	9,460	1,468
(1) Balance of provision constituted on the portion of the credit whose risk belongs to Banco Santander (Brasil) S.A.
e) Movement in the Provision for Expected Losses Associated with Credit Risk

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Initial Balance	31,163,480	30,316,513	35,375,068	34,453,117
Net Constitutions of Reversals	19,331,289	24,684,276	22,427,776	28,317,357
Write-offs	(19,731,359)	(23,837,309)	(23,170,742)	(27,395,406)
Final balance	30,763,410	31,163,480	34,632,102	35,375,068
Recovered Credits	2,567,893	3,143,136	3,121,452	3,804,787

f) Renegotiated Credits

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Renegotiated Credits (1)	25,258,733	28,034,135	29,301,596	32,761,140
Provision for Expected Losses Associated with Credit Risk	(14,048,511)	(16,032,317)	(15,272,791)	(17,628,394)
Percentage of Coverage on the Renegotiation Portfolio	55.6%	57.2%	52.1%	53.8%
(1) It was considered transactions for which agreements were signed, with 30 days or more in arrears.

g) Credit Concentration

				Consolidated
		12/31/2024		12/31/2023
Credit Portfolio with Guarantees and Guarantees (1), Securities (2) and Derivative Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	12,874,023	1.6%	9,055,658	1.3%
10 Largest	77,964,475	9.7%	53,202,978	7.6%
20 Largest	106,563,839	13.3%	82,601,115	11.7%
50 Largest	154,914,156	19.4%	134,058,263	19.0%
100 Largest	192,858,180	24.1%	174,946,657	24.8%
(1) Includes credit installments to be released to construction companies/developers.
(2) Refers to the position of debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to the credit risk of Derivatives.

*Values expressed in thousands, except when indicated.

8. Exchange Portfolio

		Bank/Consolidated
	12/31/2024	12/31/2023
Assets
Rights to Foreign Exchange Sold	80,518,010	24,590,136
Exchange Purchased Pending Settlement	55,142,228	43,427,082
Advances in Local Currency	(226,965)	(516,110)
Income Receivable from Advances and Importing Financing (Note 7.a)	254,984	157,593
Currency and Documents Term Foreign Currency	-	571
Total	135,688,257	67,659,272
Liabilities
Exchange Sold Pending Settlement	93,549,590	40,391,634
Foreign Exchange Purchased	44,470,630	27,663,172
Advances on Foreign Exchange Contracts (Note 7.a)	(6,893,789)	(4,301,307)
Others	152	121
Total	131,126,583	63,753,620

Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,504,007	1,582,289
Confirmed Export Credits – Foreign Currency	30,968	193,368

*Values expressed in thousands, except when indicated.
9. Other Financial Assets
a) Other Financial Assets

		Bank
	12/31/2024	12/31/2023
Foreign Exchange Portfolio	135,589,906	67,659,272
Securities Negotiation and Intermediation	3,566,226	1,763,642
Interbank Relations	118,284,820	105,155,562
Credits for Honored Guarantees and Guarantees (Note 7.a.)	649,347	1,450,794
Total	258,090,299	176,029,270

Current	256,568,819	168,072,525
Non-Current	1,521,480	7,956,745

		Consolidated
	12/31/2024	12/31/2023

Foreign Exchange Portfolio	135,688,257	67,659,272
Securities Negotiation and Intermediation	9,560,569	4,743,775
Interbank Relations	118,607,637	105,454,708
Credits for Honored Guarantees and Guarantees (Note 7.a.)	874,161	1,810,543
Total	264,730,624	179,668,298

Current	249,132,463	168,832,950
Non-Current	15,598,162	10,835,348

b) Securities Negotiation and Intermediation

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets
Financial Assets and Pending Settlement Transactions	912,640	824,002	6,148,777	3,410,828
Clearinghouse Transactions	71,001	2,049	92,001	5,086
Debtors - Pending Settlement	6,469	109,491	649,225	442,332
Stock Exchanges - Guarantee Deposits	1,601,051	473,271	1,601,051	479,274
Others	975,065	354,829	1,069,515	406,255
Total	3,566,226	1,763,642	9,560,569	4,743,775
Liabilities
Financial Assets and Pending Settlement Transactions	1,310,153	294,254	3,383,158	1,107,953
Creditors - Pending Settlement	78,765	4,976	307,536	236,854
Creditors for Loan of Shares	-	-	1,408,147	1,273,344
Clearinghouse Transactions	-	10,227	332,864	162,694
Records and Settlement	6,498	3,187	8,628	4,554
Others	28,715	436	68,630	542
Total	1,424,131	313,080	5,508,963	2,785,941

*Values expressed in thousands, except when indicated.
10.Tax Assets and Liabilities

a) Current and Deferred Tax Assets

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Deferred Tax Assets	47,719,313	41,271,976	51,654,358	46,196,503
Taxes and Contributions to be Compensated	9,760,997	8,026,814	11,578,902	9,427,154
Total	57,480,310	49,298,790	63,233,260	55,623,657

Current	2,662,199	3,834,028	2,971,864	4,738,408
Non-Current	54,818,111	45,464,762	60,261,396	50,885,249

b) Deferred Tax Assets
b.1) Nature and Origin of Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	12/31/2024	12/31/2023	12/31/2023	Constitution	Realization	12/31/2024

Provision for Expected Losses Associated with Credit Risk	61,686,641	55,875,335	25,143,901	9,427,390	(6,812,302)	27,758,989
Provision for Judicial and Administrative Proceedings - Civil Suits	3,072,314	2,856,292	1,285,331	815,978	(718,768)	1,382,541
Provision for Tax Risks and Legal Obligations	2,588,743	2,108,600	948,870	336,440	(120,375)	1,164,935
Provision for Judicial and Administrative Proceedings - Labor Suits	5,176,334	5,825,567	2,621,506	1,534,889	(1,827,044)	2,329,351
Goodwill	99,039	102,017	45,909	-	(1,340)	44,569
Adjustment to the Market Value of Securities for Trading and Derivatives	6,653,027	4,607,131	1,318,642	1,563,448	(468,785)	2,413,305
Adjustment to the Market Value of Securities Available for Sale and Cash Flow Hedges (1)	7,241,758	1,417,322	674,042	2,961,655	(186,664)	3,449,033
Provision for the Supplementary Fund for Retirement Allowance (2)	375,614	1,533,694	690,161	1,250,819	(1,771,955)	169,025
Profit Sharing, Bonuses and Staff Gratuities	1,338,724	1,205,283	527,911	827,274	(769,772)	585,413
Other Temporary Provisions (3)	7,364,551	6,394,122	2,781,130	3,927,923	(3,502,438)	3,206,615
Total Deferred Tax Assets on Temporary Differences	95,596,745	81,925,363	36,037,403	22,645,816	(16,179,443)	42,503,776
Tax Losses and Negative Social Contribution Bases	11,610,060	11,710,701	5,227,235	47,387	(59,085)	5,215,537
Social Contribution - MP 2,158/2001	-	40,766	7,338	-	(7,338)	-
Balance of Registered Deferred Tax Assets	107,206,805	93,676,830	41,271,976	22,693,203	(16,245,866)	47,719,313

*Values expressed in thousands, except when indicated.

	Origins					Consolidated
			Balances on			Balances on
	12/31/2024	12/31/2023	12/31/2023	Constitution	Realization	12/31/2024
Provision for Expected Losses Associated with Credit Risk	67,263,300	61,738,325	27,512,454	10,771,953	(8,275,574)	30,008,833
Provision for Judicial and Administrative Proceedings - Civil Suits	3,294,283	3,079,651	1,374,298	884,284	(787,628)	1,470,954
Provision for Tax Risks and Legal Obligations	2,735,951	2,233,681	997,129	360,770	(136,006)	1,221,893
Provision for Judicial and Administrative Proceedings - Labor Suits	5,501,563	6,170,589	2,746,669	1,579,443	(1,880,475)	2,445,637
Goodwill	99,039	102,017	45,908	-	(1,340)	44,568
Adjustment to the Market Value of Securities for Trading and Derivatives	6,859,618	7,868,678	2,516,879	6,683,583	(6,706,763)	2,493,699
Adjustment to the Market Value of Securities Available for Sale and Cash Flow Hedges (1)	8,234,971	2,045,533	947,929	3,222,682	(298,845)	3,871,766
Provision for the Supplementary Fund for Retirement Allowance (2)	391,247	1,543,768	693,587	1,258,408	(1,775,208)	176,787
Profit Sharing, Bonuses and Staff Gratuities	1,867,783	1,621,269	671,892	1,020,202	(920,155)	771,939
Other Temporary Provisions (3)	8,048,842	7,313,367	3,119,676	4,321,823	(3,779,566)	3,661,933
Total Deferred Tax Assets on Temporary Differences	104,296,597	93,716,878	40,626,421	30,103,148	(24,561,560)	46,168,009
Tax Losses and Negative Social Contribution Bases	12,569,047	12,897,821	5,562,744	81,919	(158,314)	5,486,349
Social Contribution - MP 2,158/2001	-	40,766	7,338	-	(7,338)	-
Balance of Registered Deferred Tax Assets	116,865,644	106,655,465	46,196,503	30,185,067	(24,727,212)	51,654,358
(1) Includes Deferred Tax Assets of IRPJ, CSLL, PIS and COFINS.
(2) Includes Deferred IRPJ and CSLL Tax Assets, on Benefits Plan adjustments to employees.
(3) Composed mainly of provisions of an administrative nature.

On December 31, 2024, unactivated tax credits totaled R$ 55,757 (12/31/2023 – R$108,198) in Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil's financial statements was carried out at the rates applicable to the expected period of their realization and is based on the projection of future results and a technical study prepared under the terms of CMN Resolution No. 4,842/2020 and BCB Resolution No. 15/2020.

b.2) Expected Realization of Deferred Tax Assets

					Bank
					12/31/2024
	Temporary Differences			Tax Losses - Negative Basis	Total
Year	IRPJ	CSLL	PIS/COFINS		Registered
2025	4,200,242	3,404,277	129,221	450,044	8,183,784
2026	4,135,425	3,338,813	129,221	-	7,603,459
2027	3,091,290	2,498,002	129,221	308,824	6,027,337
2028	2,788,600	2,230,869	129,222	784,211	5,932,902
2029	2,767,781	2,214,214	129,222	1,122,831	6,234,048

*Values expressed in thousands, except when indicated.

2030 to 2034	6,215,641	4,972,513	-	2,549,629	13,737,783
After 2035	-	-	-	-	-
Total	23,198,979	18,658,688	646,107	5,215,539	47,719,313

					Consolidated
					12/31/2024
	Temporary Differences			Tax Losses - Negative Basis	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2025	4,553,392	3,617,885	137,729	601,222	8,910,228
2026	4,603,573	3,615,692	137,728	30,649	8,387,642
2027	3,476,893	2,712,615	137,727	331,136	6,658,371
2028	3,044,510	2,391,950	137,727	791,529	6,365,716
2029	3,033,445	2,382,593	137,727	1,129,474	6,683,239
2030 to 2034	6,746,164	5,300,659	-	2,578,465	14,625,288
After 2035	-	-	-	23,874	23,874
Total	25,457,977	20,021,394	688,638	5,486,349	51,654,358
Due to the differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets considers the tax legislation in force in each period and should not be taken as an indication of the value of future results.
Based on CMN Resolution No. 4,818/2020 and BCB Resolution No. 2/2020, Deferred Tax Assets must be presented in full in the long term, for balance sheet purposes.

The expectation of realization of Deferred Tax Assets considers the impacts arising from the application of Law No. 14,467/2022 (see note 2, item b.3).

b.3) Present Value of Deferred Tax Assets
The present value of the registered deferred tax assets is R$ 36,304,193 (12/31/2023 - R$ 33,321,684) at the Bank and R$ 38,971,505 (12/31/2023 - R$ 37,477,915) at Consolidated, calculated according to the expected realization of temporary differences, tax losses, negative CSLL bases and the average funding rate, projected for the corresponding periods.

c) Current and Deferred Tax Liabilities

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Deferred Tax Liabilities	5,207,386	2,727,574	7,808,718	4,850,820
Provision for Taxes and Contributions on Profits	411,820	7,099	1,191,031	1,752,117
Taxes and Contributions Payable (1)	1,054,218	1,200,564	4,314,064	4,434,042
Total	6,673,424	3,935,237	13,313,813	11,036,979

Current	722,547	1,207,663	2,106,213	6,186,158

*Values expressed in thousands, except when indicated.

Non-Current	5,950,877	2,727,574	11,207,600	4,850,821
(1) Includes the portion equivalent to R$ 2,911,580 in the Bank and affiliates, corresponding to PIS and COFINS lawsuits, referring to the questioning of Law No. 9,718/98, registered due to the STF decision on Topic 372. (See notes 18.e and 25).

c.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	12/31/2024	12/31/2023	12/31/2023	Recognition	Realization	12/31/2024
Adjustment to Fair Value of Trading Securities and Derivatives	6,265,350	3,596,609	1,705,979	17,048,176	(15,724,991)	3,029,165
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,184,748	1,871,948	893,115	1,096,165	(470,195)	1,519,085
Excess Depreciation of Leased Assets	21,158	21,254	5,314	-	(24)	5,289
Others (2)	1,453,407	274,113	123,166	530,681	-	653,847
Total	10,924,663	5,763,924	2,727,574	18,675,022	(16,195,210)	5,207,386

	Origins					Consolidated
			Balances on			Balances on
	12/31/2024	12/31/2023	12/31/2023	Recognition	Realization	12/31/2024
Adjustment to Fair Value of Trading Securities and Derivatives	9,294,554	7,776,143	3,254,614	21,409,740	(20,389,443)	4,274,911
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,499,975	1,966,265	935,587	1,250,696	(510,820)	1,675,462
Excess Depreciation of Leased Assets	1,806,597	1,877,592	469,398	2,791	(20,540)	451,649
Others (2)	3,576,928	592,670	191,221	1,248,099	(32,625)	1,406,696
Total	18,178,054	12,212,670	4,850,820	23,911,326	(20,953,428)	7,808,718
(1) Includes IRPJ, CSLL, PIS and COFINs.
(2) Includes the update of the provision between Banco Santander and Esfera and the recognition of deferred tax liabilities arising from Pluxee.

c.2) Expectation of Demand for Deferred Tax Liabilities

				Bank
				12/31/2024
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Registered
2025	481,396	375,764	87,886	945,046
2026	481,396	375,764	87,886	945,046
2027	481,396	375,764	87,886	945,046
2028	479,632	375,764	87,886	943,282
2029	479,632	375,764	87,886	943,282
2030 to 2034	93,476	74,688	-	168,164

*Values expressed in thousands, except when indicated.

After 2035	176,400	141,120	-	317,520
Total	2,673,328	2,094,628	439,430	5,207,386

				Consolidated
				12/31/2024
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Registered
2025	1,020,907	548,347	132,421	1,701,675
2026	960,745	510,283	124,264	1,595,292
2027	726,648	499,334	121,595	1,347,577
2028	715,437	493,343	121,279	1,330,059
2029	715,437	493,343	121,279	1,330,059
2030 to 2034	108,774	77,762	-	186,536
After 2035	176,400	141,120	-	317,520
Total	4,424,348	2,763,532	620,838	7,808,718

*Values expressed in thousands, except when indicated.
d) Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Income before Taxation on Profit and Participations	13,662,515	4,128,868	19,111,436	9,866,735
Profit Sharing (1)	(1,843,316)	(1,507,458)	(2,623,232)	(2,098,640)
Unrealized Result	-	-	(176)	(176)
Income Result before Taxes	11,819,199	2,621,410	16,488,028	7,767,919
Total Income Tax and Social Contribution Charge at Rates of 25% and 20%, Respectively (3)	(5,318,640)	(1,179,635)	(7,419,612)	(3,495,564)
Result of Interests in Affiliates and Subsidiaries (2)	3,494,331	3,740,805	97,874	77,853
Nondeductible Expenses Net of Non-Taxable Income	1,160,552	932,836	1,348,158	1,022,142
Interest in Equity	2,166,757	2,619,000	2,628,593	2,660,040
IRPJ and CSLL on Temporary Differences and Tax Losses from Previous Years	30,057	107,773	(224,038)	121,726
Effect of the CSLL Rate Difference (3)	-	-	1,441,329	874,860
Other Adjustments, Including Profits Available Abroad	(316,804)	22,041	(692,907)	87,999
Income Tax and Social Contribution	1,216,253	6,242,820	(2,820,603)	1,349,056
Current Taxes	(179,848)	(195,291)	(3,534,051)	(4,195,566)
Income tax and social contribution for the period	(179,848)	(195,291)	(3,534,051)	(4,195,566)
Deferred Taxes	1,413,638	6,498,898	745,118	5,591,989
Constitution/realization in the period on temporary additions and exclusions - Result	1,413,638	6,498,898	745,118	5,591,989
Operations in the Period:	(59,084)	(60,787)	(73,216)	(49,045)
Negative Social Contribution Base	(38,428)	(56,140)	(44,775)	(59,890)
Tax loss	(20,656)	(4,647)	(28,441)	10,845
Constitution in the period on	41,547	-	41,546	1,678
Negative Social Contribution Base	18,300	-	18,300	1,678
Tax loss	23,247	-	23,246	-
Total deferred taxes	1,396,101	6,438,111	713,448	5,544,622
Income tax and social contribution	1,216,253	6,242,820	(2,820,603)	1,349,056
(1)The calculation basis is Net Income, after IR and CSLL.
(2)Interest on Equity received and receivable is not included in the result of interests in associates and subsidiaries.
(3)Effect of the difference in the rate for companies that are subject to the social contribution rate of 9% and 15%

*Values expressed in thousands, except when indicated.
e) Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cofins (Contribution for Social Security Financing)	1,691,869	2,012,512	3,081,685	3,290,018
ISS (Tax on Services)	716,523	648,497	1,008,545	891,115
PIS (Tax on Revenue)	274,929	327,033	563,864	589,265
Others	253,692	293,405	279,919	324,423
Total	2,937,013	3,281,447	4,934,013	5,094,821

*Values expressed in thousands, except when indicated.
11.Other Assets

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Securities and Credits Receivable (Note 7.a)
Credit Cards	50,960,565	43,318,428	51,029,771	43,318,428
Credit Rights (1)	24,916,863	32,272,330	31,223,209	35,741,687
Premium or Discount in Financial Asset Sale or Transfer Operations	466,309	214,077	466,309	214,077
Debtors for Guarantee Deposits:
For Filing Tax Appeals	5,876,095	5,656,205	7,809,260	7,503,965
For Filing Labor Appeals	1,722,363	1,735,205	1,816,514	1,834,873
Others - Civil	757,299	787,047	952,218	987,175
Contractual Guarantees from Former Controllers	496	496	496	496
Payments to be reimbursed	116,022	93,865	117,017	97,478
Salary Advances	102,350	129,513	396,447	542,314
Advances on Energy Contracts	-	-	4,690,938	2,750,937
Benefits Plan for Employees	275,714	272,437	341,013	338,820
Debtors for Purchase of Securities and Goods (Note 7.a)	349,010	399,190	490,961	551,727
Amounts Receivable from Related Companies (2)	15,032,082	44,824	125,415	236,869
Income Receivable	4,027,534	3,399,401	3,371,246	3,156,621
Other Values and Assets	1,099,669	1,036,387	1,112,444	979,728
Others (3)	20,822,069	13,845,180	12,258,459	8,669,768
Total	126,524,440	103,204,585	116,201,717	106,924,963

Current	100,062,353	91,933,523	86,144,772	92,881,898
Non-Current	26,462,087	11,271,062	30,056,946	14,043,065
(1) Consists of operations with credit assignment characteristics, substantially composed of "Confirming" operations with legal entities subject to credit risk and analysis of expected losses associated with credit risk by segment, in accordance with the Bank's risk policies.
(2) Amount receivable of R$15.0 billion, for the reduction of the share capital of the company Aymoré Crédito, Financiamento e Investimento S.A.
(3) The balance is mainly made up of prepaid expenses and funds to be settled from structured operations.

*Values expressed in thousands, except when indicated.
12.Information on Dependencies Abroad

Banco Santander is authorized to operate branches in Grand Cayman, the Cayman Islands, and Luxembourg. The agencies are duly authorized to carry out fundraising business in the international banking and capital markets to provide lines of credit to Banco Santander, which are then extended to Banco Santander customers for working capital and foreign trade financing. The agencies also receive deposits in foreign currency from corporate clients and individuals and grant credit to Brazilian and foreign clients, mainly to support commercial operations with Brazil.
The net result for the period of foreign branches, converted at the exchange rate in force on the balance sheet date included in the financial statements without eliminating transactions with affiliates, is:

		Grand Cayman Branch (1)			Luxembourg Branch (1)
	07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2024	12/31/2023	12/31/2024	12/31/2024	12/31/2023
Result of the Period	841,672	1,813,663	1,560,297	1,043,429	2,189,671	1,727,546

	Grand Cayman Branch (1)		Luxembourg Branch (1)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets
Current and Long-Term Realizable Assets	177,044,610	154,465,424	157,174,133	119,862,991
Permanent Assets	35	28	-	-
Total Assets	177,044,645	154,465,452	157,174,133	119,862,991
Liabilities
Current Liabilities and Long-Term Liabilities	133,250,444	121,105,599	131,056,252	100,565,467
Net Equity	43,794,201	33,359,853	26,117,881	19,297,524
Total Liabilities and Stockholders's Equity	177,044,645	154,465,452	157,174,133	119,862,991
(1) The functional currency is Real.

*Values expressed in thousands, except when indicated.
13.Investments in Affiliates and Subsidiaries

a)Consolidation Perimeter

		Number of Shares or Quotas Owned (Thousand)			12/31/2024
Investments	Line of Activity	Common Shares and Quotas	Preferred Shares	Interest of Banco Santander	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	50,159	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A. (New name for Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	Collection Management and Credit Recovery	486,010	-	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection Management and Credit Recovery	257,306	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services provision	7,417	-	95.00%	95.00%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Consortium	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	100.00%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Others	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services provision	192,000	-	100.00%	100.00%
Subsidiaries of Aymoré Crédito, Financiamento e Investimento S.A.
Solution 4Fleet Consultoria Empresarial S.A.	Technology	500,411	-	100.00%	100.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Subsidiaries of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	100.00%	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	-	100.00%	100.00%
Subsidiaries of Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	100.00%	100.00%
Subsidiaries of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,559	-	59.64%	59.64%
Toro Investimentos S.A. (1)	Investments	44,101	-	13.23%	13.23%
Subsidiaries of Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,362	-	86.77%	86.77%
Joint Subsidiary of Sancap
Santander Auto S.A.	Technology	22,452	-	50.00%	50.00%
Subsidiary of Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	100.00%	100.00%
(1) Santander Distribuidora de Títulos e Valores Mobiliários S.A is the controlling shareholder of Toro Investimento S.A.

*Values expressed in thousands, except when indicated.

		Number of Shares or Quotas Owned (Thousand)			12/31/2024
Investments	Line of Activity	Common Shares and Quotas	Preferred Shares	Interest of Banco Santander	Consolidated Participation
Significant Influence of Banco Santander
Estruturadora Brasileira de Projetos S.A.	Others	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A.	Credit Bureau	8,144	1,756	15.56%	15.56%
Significant Influence by Banco Santander
Núclea S.A.	Others	9,248	-	17.53%	17.53%
Pluxee BenefÍcios Brasil S.A	Benefits	191,342	-	20.00%	20.00%
Joint Subsidiaries of Santander Corretora de Seguros
América Gestão Serviços em Energia S.A.	Energy	653	-	70.00%	70.00%
Fit Economia de Energia S.A.	Others	10,400	-	65.00%	65.00%
Jointly controlled companies of Santander Corretora de Seguros
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	Others	22,454	-	20.00%	20.00%
Tecnologia Bancária S.A.	Others	743,944	68,771	18.98%	18.98%
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	Others	20,000	-	16.66%	16.66%
Webmotors S.A.	Technology	182,197,214	-	30.00%	30.00%
Subsidiary of Webmotors S.A.
Loop Gestão de Pátios S.A.	Services provision	23,243	-	51.00%	15.30%
Car10 Tecnologia e Informação S.A.	Technology	6,591	-	66.67%	20.00%
Subsidiary of Car10 Tecnologia e Informação S.A.
Pag10 Fomento Mercantil Ltda.	Technology	100	-	100.00%	20.00%
Subsidiary of Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda.	Others	552,004	-	100.00%	18.98%
TecBan Serviços Integrados Ltda.	Others	10,800	-	100.00%	18.98%
Subsidiary of Tbnet Comércio, Locação e Administração Ltda.
Tbforte Segurança e Transporte de Valores Ltda.	Others	517,505	-	100.00%	18.98%

Consolidated Investment Funds
• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•Santander Paraty QIF PLC (Santander Paraty) (3);
•Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);
•Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (2);
•Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);
•Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (4);
•Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•Fundo de Investimentos em Direitos Creditórios – Getnet;
•Agro Flex Fundo de Investimento em Direitos Creditórios (4);
•San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•D365 – Fundo De Investimento em Direitos Creditórios (4);
•Fundo de Investimento em Direitos Creditórios Tellus (4);
•Fundo de Investimento em Direitos Creditórios Precato IV (4);
•Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•Ararinha Fundo de Investimento em Renda Fixa Longo Prazo; and
•Hyundai Fundo de Investimento em Direitos Creditórios.

(1)The Renault manufacturer (an entity not belonging to the Santander Conglomerate) sells its duplicates to the Fund. This Fund exclusively purchases duplicates from the Renault manufacturer. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.
(2)Banco Santander appeared as a creditor in certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists of the contribution of properties as collateral for the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment in payment of the aforementioned credit operations.

*Values expressed in thousands, except when indicated.
(3)Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and its exclusive fund Santander FI Hedge Strategies, resident in Ireland, and both are fully consolidated in their Consolidated Financial Statements. Santander Paraty does not have its own equity position, with all records coming from the financial position of Santander FI Hedge Strategies.
(4)Fund controlled by Return Capital Gestão de Ativos e Participações S.A.

b) Composition of Investments

						Bank
	Adjusted Net Equity	Net Income (Loss)	Value of Investments		Equity Income Result
		01/01 to			01/01 to	01/01 to
	12/31/2024	12/31/2024	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Subsidiaries of Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A.	9,300,737	2,412,968	9,300,737	22,838,738	2,412,968	2,381,501
Banco RCI Brasil S.A.	1,525,066	239,840	608,363	508,035	95,674	66,230
Núclea S.A.	-	-	-	503,922		109,223
Em Dia Serviços Especializados em Cobrança Ltda.	214,732	516	214,732	214,216	516	(49,924)
Esfera Fidelidade S.A.	770,085	862,042	770,085	908,089	861,996	775,650
Return Capital S.A.	-	-	-	7,482,700	497,095	808,568
Return Capital Gestão de Ativos e Participações S.A. (New name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	9,584,599	110,481	9,609,428	-	122,269	(27,097)
Sancap Investimentos e Participações S.A.	1,168,537	624,794	1,168,537	1,223,774	624,794	662,702
Santander Brasil Administradora de Consórcio Ltda.	1,015,589	543,495	1,015,589	1,027,901	543,495	578,175
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,008,497	38,937	1,008,497	975,593	38,937	50,516
Santander Corretora de Seguros, Investimentos e Serviços S.A.	8,016,159	1,568,399	8,016,159	6,462,279	1,568,399	2,073,046
Santander Leasing S.A. Arrendamento Mercantil	10,065,689	731,267	10,065,689	11,445,416	731,267	728,033
Tools Soluções e Serviços Compartilhados Ltda.	258,812	27,672	258,812	230,246	27,672	31,793
Toro Participacoes S.A.	-	-	-	-	1,863	-
Significant Influence by Banco Santander
Núclea S.A.	1,748,554	605,590	306,521	-	106,160	-
Pluxee BenefÍcios Brasil S.A	10,181,020	265,195	2,036,204	-	53,039	-
Others	1,925,814	(77,698)	1,442,823	1,298,301	79,036	124,484
Total	56,783,890	7,953,498	45,822,176	55,119,210	7,765,180	8,312,900

*Values expressed in thousands, except when indicated.

						Consolidated
	Adjusted Net Equity	Net Income (Loss)	Value of Investments		Equity Income Result
		01/01 to			01/01 to	01/01 to
	12/31/2024	12/31/2024	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Jointly controlled directly and indirectly by Banco Santander
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	17,538	(33,978)	2,923	3,585	(5,663)	(1,415)
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	361,385	(7,690)	72,276	42,565	(1,538)	2
Estruturadora Brasileira de Projetos S.A.	3,483	1,611	387	208	179	18
Gestora de Inteligência de Crédito S.A.	334,971	(28,418)	52,088	56,507	(4,419)	(5,436)
Hyundai Corretora de Seguros Ltda.	4,614	1,400	2,307	1,607	700	353
PSA Corretora	-	-	-	-	-	1,925
Santander Auto S.A.	112,814	51,576	56,407	36,762	25,788	19,191
Tecnologia Bancária S.A.	982,708	15,111	186,518	183,650	2,868	2,435
Significant Influence by Santander Corretora de Seguros
Webmotors S.A.	526,697	134,617	158,009	106,956	40,385	46,711
Significant Influence by Banco Santander
Núclea S.A.	1,748,554	605,590	306,521	503,922	106,160	109,223
Pluxee Benefícios Brasil S.A. (1)	10,181,020	265,195	2,036,204	-	53,039	-
Total	14,273,784	1,005,014	2,873,640	935,762	217,499	173,007
(1) The balance of the stake acquisition operation in Pluxee includes its investment in its benefits subsidiary, Pluxee Instituição de Pagamento S.A. (Current name of ”Ben Benefícios e Serviços Instituição de Pagamentos S.A.”) and goodwill generated by expected future profitability, as described in Note 29.d.

*Values expressed in thousands, except when indicated.

14.Fixed Assets

						Bank
			12/31/2024			12/31/2023
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Real Estate in Use	2,354,268	(1,030,513)	1,323,755	2,385,144	(991,889)	1,393,255
Land	605,122	-	605,122	613,619	-	613,619
Buildings	1,749,146	(1,030,513)	718,633	1,771,525	(991,889)	779,636
Other Fixed Assets in Use	12,924,670	(9,707,500)	3,217,170	13,559,747	(9,701,225)	3,858,522
Installations, Furniture and Equipment	5,505,038	(4,264,146)	1,240,892	5,641,818	(4,080,962)	1,560,856
Data Processing Equipment	2,936,331	(2,079,165)	857,166	2,958,597	(1,960,612)	997,985
Improvements to Third Party Properties	3,475,404	(2,636,282)	839,122	3,946,673	(2,964,733)	981,940
Security and Communications Systems	942,673	(691,803)	250,870	945,019	(664,032)	280,987
Others	65,224	(36,104)	29,120	67,640	(30,886)	36,754
Total	15,278,938	(10,738,013)	4,540,925	15,944,891	(10,693,114)	5,251,777

						Consolidated
			12/31/2024			12/31/2023
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Real Estate in Use	2,603,334	(1,097,961)	1,505,373	2,617,403	(1,049,217)	1,568,186
Land	649,690	-	649,690	658,187	-	658,187
Buildings	1,953,644	(1,097,961)	855,683	1,959,216	(1,049,217)	909,999
Other Fixed Assets in Use	13,367,852	(9,930,668)	3,437,184	13,956,282	(9,869,620)	4,086,662
Installations, Furniture and Equipment	5,625,827	(4,357,678)	1,268,149	5,693,158	(4,137,663)	1,555,495
Data Processing Equipment	3,086,053	(2,099,820)	986,233	3,117,011	(1,977,807)	1,139,204
Improvements to Third Party Properties	3,643,052	(2,741,343)	901,709	4,110,261	(3,055,802)	1,054,459
Security and Communications Systems	947,669	(695,696)	251,973	949,249	(667,430)	281,819
Others	65,251	(36,131)	29,120	86,603	(30,918)	55,685
Total	15,971,186	(11,028,629)	4,942,557	16,573,685	(10,918,837)	5,654,848

*Values expressed in thousands, except when indicated.

15.Intangibles

				Bank
			12/31/2024	12/31/2023
	Cost	Accumulated Amortization	Net	Net
Goodwill on the Acquisition of Subsidiaries Companies	27,220,515	(27,117,154)	103,361	303,073
Other Intangible Assets	15,710,323	(8,493,707)	7,216,616	6,779,882
Acquisition and Development of Software	10,762,538	(6,217,694)	4,544,844	4,104,278
Payroll Acquisition Rights	4,774,406	(2,104,285)	2,670,121	2,654,124
Others	173,379	(171,728)	1,651	21,480
Total	42,930,838	(35,610,861)	7,319,977	7,082,955

				Consolidated
			12/31/2024	12/31/2023
	Cost	Accumulated Amortization	Net	Net
Goodwill on the Acquisition of Subsidiaries Companies	28,274,123	(27,672,403)	601,720	887,252
Other Intangible Assets	16,371,895	(8,852,009)	7,519,886	7,074,300
Acquisition and Development of Software	11,423,730	(6,575,994)	4,847,736	4,398,186
Payroll Acquisition Rights	4,774,406	(2,104,285)	2,670,121	2,654,124
Others	173,759	(171,730)	2,029	21,990
Total	44,646,018	(36,524,412)	8,121,606	7,961,552
For the year ended December 31, 2024, there was no impairment of Rights for Acquisition of Payroll and Development of Logics.

*Values expressed in thousands, except when indicated.

16.Funding
a) Opening of Equity Accounts

						Bank
					12/31/2024	12/31/2023
	No maturity	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Deposits	99,711,716	120,980,459	124,150,675	150,465,502	495,308,353	475,535,132
Demand Deposits	42,113,904	-	-	-	42,113,904	41,280,250
Savings Deposits	57,452,664	-	-	-	57,452,664	58,111,966
Interbank Deposits	-	365,876	-	5,146,147	5,512,023	4,111,360
Time Deposits (1)	145,149	120,614,583	124,150,675	145,319,356	390,229,762	372,031,556
Open Market Funding	-	124,632,374	12,091,543	26,181,317	162,905,234	141,939,228
Own Portfolio	-	84,087,309	28,202	421	84,115,932	61,343,482
Public Securities	-	70,427,419	-	-	70,427,419	39,730,093
Others	-	13,659,890	28,202	421	13,688,513	21,613,389
Third-Party Portfolio	-	40,545,065	-	-	40,545,065	62,025,098
Free Movement Portfolio	-	-	12,063,341	26,180,896	38,244,237	18,570,648
Funds from Acceptance and Issuance of Securities	-	28,376,720	56,937,444	94,265,640	179,579,804	167,198,665
Resources for Real Estate, Mortgage, Credit and Similar Letters	-	13,474,034	47,641,388	58,711,380	119,826,802	116,770,927
Real Estate Credit Letters - LCI (2)	-	3,648,695	15,252,317	22,263,991	41,165,003	41,677,823
Agribusiness Letters of Credit - LCA	-	4,220,536	15,268,170	17,591,988	37,080,694	36,422,804
Financial Letters - LF (3)	-	2,888,398	12,770,271	8,857,135	24,515,804	22,729,058
Guaranteed Real Estate Notes - LIG (4)	-	2,716,405	4,350,630	9,998,266	17,065,301	15,941,242
Obligations for Securities Abroad	-	14,169,249	5,044,416	23,639,285	42,852,950	38,257,726
Structured Operations Certificates	-	733,437	4,251,640	11,914,975	16,900,052	12,170,012
Obligations for Loans and Transfers	-	51,113,487	55,137,327	12,470,988	118,721,802	89,571,840
Obligations for Loans Abroad	-	50,263,859	52,807,692	6,714,514	109,786,065	77,239,162
Export and Import Financing Lines	-	29,277,886	41,882,187	-	71,160,073	50,490,555
Other Lines of Credit	-	20,985,973	10,925,505	6,714,514	38,625,992	26,748,607
Domestic Onlendings - Official Institutions	-	849,628	2,329,635	5,756,474	8,935,737	12,332,678
Total	99,711,716	325,103,040	248,316,989	283,383,448	956,515,193	874,244,865

Current	99,711,716	325,103,040	248,316,989	-	673,131,746	599,568,298
Non-Current	-	-	-	283,383,448	283,383,448	274,676,567

*Values expressed in thousands, except when indicated.

						Consolidated
					12/31/2024	12/31/2023
	No maturity	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Deposits	99,168,569	109,447,333	100,881,499	185,830,814	495,328,215	475,701,951
Demand Deposits	41,354,662	-	-	-	41,354,662	40,967,118
Savings Deposits	57,452,664	-	-	-	57,452,664	58,111,966
Interbank Deposits	-	(11,263,486)	(23,240,131)	40,578,413	6,074,796	4,263,954
Term Deposits (1)	145,149	120,710,819	124,121,630	145,252,401	390,229,999	372,200,427
Other Deposits	216,094	-	-	-	216,094	158,486
Money Market Funding	-	112,205,119	12,091,543	26,181,317	150,477,979	134,793,745
Own Portfolio	-	78,518,983	28,202	421	78,547,606	55,967,171
Public Securities	-	64,862,951	-	-	64,862,951	34,353,782
Others	-	13,656,032	28,202	421	13,684,655	21,613,389
Third-Party Portfolio	-	33,686,136	-	-	33,686,136	60,255,925
Free Movement Portfolio	-	-	12,063,341	26,180,896	38,244,237	18,570,649
Funds from Acceptance and Issuance of Securities	-	20,026,206	57,540,188	86,697,568	164,263,962	149,203,270
Foreign Exchange Acceptance Resources	-	124,082	395,257	1,092,961	1,612,300	1,339,088
Resources for Real Estate, Mortgage, Credit and Similar Letters	-	14,264,132	48,912,571	62,723,584	125,900,287	122,082,082
Real Estate Credit Letters - LCI (2)	-	3,648,695	15,252,317	22,263,992	41,165,004	41,677,823
Agribusiness Letters of Credit - LCA	-	4,220,536	15,268,170	17,591,988	37,080,694	36,422,804
Financial Letters - LF (3)	-	3,678,495	14,041,454	12,869,338	30,589,287	28,040,213
Guaranteed Real Estate Notes - LIG (4)	-	2,716,406	4,350,630	9,998,266	17,065,302	15,941,242
Obligations for Securities Abroad	-	4,904,555	3,980,720	10,966,051	19,851,326	13,612,088
Structured Operations Certificates	-	733,437	4,251,640	11,914,972	16,900,049	12,170,012
Obligations for Loans and Transfers	-	51,118,867	55,137,327	12,470,988	118,727,182	89,635,879
Loan Obligations in the Country	-	5,380	-	-	5,380	64,039
Obligations for Loans Abroad	-	50,263,859	52,807,692	6,714,514	109,786,065	77,239,162
Export and Import Financing Lines	-	29,277,886	41,882,187	-	71,160,073	50,490,555
Other Lines of Credit	-	20,985,973	10,925,505	6,714,514	38,625,992	26,748,607
Domestic Onlendings - Official Institutions	-	849,628	2,329,635	5,756,474	8,935,737	12,332,678
Total	99,168,569	292,797,525	225,650,557	311,180,687	928,797,338	849,334,845

Current	99,168,569	292,797,525	225,650,557	-	617,616,651	581,902,229
Non-Current	-	-	-	311,180,687	311,180,687	267,432,616
(1)They consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity date.
(2)Real estate credit bills are fixed income securities backed by real estate credits and guaranteed by a mortgage or fiduciary sale of real estate. On December 31, 2024, they have a maturity date between 2025 and 2034.
(3)The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On December 31, 2024, they have a maturity date between 2025 and 2034.
(4)Guaranteed Real Estate Bills are fixed income securities backed by Real Estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other Assets. On December 31, 2024, they have a maturity date between 2025 and 2035 (12/31/2023 - with a maturity date between 2024 and 2035).

*Values expressed in thousands, except when indicated.

At the Bank and Consolidated, the export and import financing lines are resources raised from financial institutions abroad, intended for investment in commercial exchange operations, relating to discounting of export bills and pre-financing for export and import, whose Maturities run until the year 2026 (12/31/2023 - until the year 2030) and are subject to financial charges, corresponding to exchange rate variation plus interest ranging from 0.09% to 0.91% p.a. (12/31/2023 - from 0.04% p.a. to 3.02% p.a.).
Onlending obligations from the country - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US Dollar, plus interest, in accordance with the operational policies of the BNDES System.

b) Obligations for Securities Abroad

				Bank		Consolidated
			12/31/2024	12/31/2023	12/31/2024	12/31/2023
Issuance	Maturity until	Interest Rate (p.a.)	Total	Total	Total	Total
2018	2025	Up to 6,4% + CDI	-	207,098	-	-
2019	2027	Up to 9% + CDI	660,286	1,115,221	-	-
2020	2027	Up to 9% + CDI	76,703	464,379	-	-
2021	2031	Up to 9% + CDI	5,141,417	7,584,269	4,195,534	3,337,315
2022	2035	Up to 9% + CDI	1,941,482	4,950,983	1,459,607	1,918,929
2023	2033	Up to 9% + CDI	9,464,352	23,935,776	3,102,939	8,355,844
2024	2035	Up to 9% + CDI	25,568,710	-	11,093,246	-
Total			42,852,950	38,257,726	19,851,326	13,612,088
c) Opening of income accounts

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Term Deposits (1) (2)	41,511,815	31,989,743	36,290,976	27,331,083
Savings Deposits	3,735,413	4,295,177	3,735,413	4,295,178
Interbank Deposits	496,986	670,027	479,718	544,764
Fundraising on the Open Market (2)	24,603,606	15,277,516	23,592,702	14,283,764
Updating and Interest on Pension and Capitalization Provisions	-	-	273,241	314,936
Funds from Acceptance and Issuance of Securities (2)	45,880,407	19,254,941	46,681,789	20,034,911
Others (3)	5,188,270	(1,615,769)	5,221,381	(1,740,691)
Total	121,416,497	69,871,635	116,275,220	65,063,945
(1) At the Bank and Consolidated, it includes the recording of interest in the amount of R$ 2,523,206 (2023 - R$ 713,975), referring to the issuance of a Debt Instrument Eligible for Tier I and II Capital (Note 17.b).
(2) Includes exchange rate variation expenses in the amount of R$42,216,182 in the Bank and Consolidated and contrary effects on exchange rate variation with TVM note 6.a.V (2023 - R$6,460,243).
(3) As of December 31, 2024, it mainly refers to exchange rate variation expenses in the Bank and Consolidated.

*Values expressed in thousands, except when indicated.

17.Other Financial Liabilities
a.Composition

	Bank
	12/31/2024	12/31/2023
Foreign Exchange Portfolio	131,126,583	63,753,620
Securities Negotiation and Intermediation	1,424,131	313,080
Equity Eligible Debt Instruments	23,137,784	19,626,967
Collection and Collection of Taxes and Similar	130,889	146,792
Interdependencies and Interfinancial Relations	4,621,805	6,438,024
Total	160,441,192	90,278,483

Current	151,885,172	78,170,338
Non-Current	8,556,020	12,108,145

	Consolidated
	12/31/2024	12/31/2023
Foreign Exchange Portfolio	131,126,583	63,753,620
Securities Negotiation and Intermediation	5,508,963	2,785,941
Equity Eligible Debt Instruments	23,341,534	19,626,967
Collection and Collection of Taxes and Similar	162,045	178,846
Interdependencies and Interfinancial Relations	4,621,805	6,438,025
Total	164,760,930	92,783,399

Current	143,258,163	78,162,872
Non-Current	21,502,767	14,620,527

b.Debt Instruments Eligible to Capital
The details of the balance of the item Debt Instruments Eligible for Capital referring to the issuance of capital instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated

					12/31/2024	12/31/2023
Equity Eligible Debt Instruments	Issuance	Maturity	Issue Value (in Millions)	Interest Rate (p.a.)	Total	Total
Level I (1)	Nov-18	No Maturity (Perpetual)	US$1,250	7.250%	—	6,116,218
Financial Bills - Level II (2)	Nov-21	Nov-31	R$5,300	CDI+2%	7,995,673	7,072,124
Financial Bills - Level II (2)	Dec-21	Dec-31	R$200	CDI+2%	301,468	266,647
Financial Bills - Level II (2)	Oct-23	Oct-33	R$6,000	CDI+1.6%	6,949,991	6,171,978
Financial Bills - Level II (2) (4)	Nov-24	Nov-34	R$200	CDI+1.15%	203,750	—
Financial Bills - Level I (3)	Set-24	No Maturity (Perpetual)	R$7,000	CDI+1.4%	7,890,652	—
Total					23,341,534	19,626,967
(1)   The issues were made through the Cayman Branch and there is no incidence of Income Tax at Source, and interest is paid semi-annually, starting on May 8, 2019.
(2)   Financial Bills issued in November 2021 to November 2024 have redemption and repurchase options.
(3)   Financial Bills issued in September 2024 have redemption and repurchase options, and interest is paid semi-annually, starting on March 5, 2025.
(4) Financial Bills issued through Banco RCI. At Banco Santander, therefore, the total amount of debt instruments eligible for capital is R$23,137,784.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand when exceeding this minimum value;
(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

*Values expressed in thousands, except when indicated.

18.Other Liabilities

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Technical Provision for Capitalization Operations	-	-	4,361,282	4,382,123
Obligations with Credit Cards	52,172,654	44,790,626	52,172,676	45,143,460
Provision for Tax Risks and Legal Obligations (Note 19.b)	2,824,081	2,326,237	3,032,613	2,521,560
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits (Note 19.b)	5,623,701	5,734,590	6,309,615	6,188,861
Labor Actions	2,609,381	3,051,424	2,968,667	3,291,702
Civil Actions	3,014,320	2,683,166	3,340,948	2,897,159
Provision for Financial Guarantees Provided	605,207	550,374	605,207	550,374
Benefits Plan for Employees (Note 27) (1)	1,347,111	2,508,983	1,364,437	2,543,504
Obligations for Acquisition of Goods and Rights	4,223	5,376	4,223	5,376
Provision for Payments to be Made
Personnel Expenses	1,977,507	1,807,154	2,611,016	2,338,857
Administrative Costs	267,205	260,989	716,105	623,225
Others Payments	51,019	48,466	147,862	159,725
Creditors for Resources to be Released	1,252,660	1,053,873	1,252,660	1,053,873
Obligations for Provision of Payment Service	548,677	591,592	548,677	591,592
Suppliers	902,658	802,212	886,377	1,304,360
Social and Statutory	515,056	523,514	575,628	585,339
Obligations with TVM Foreign Operations	4,489,514	3,510,605	4,489,514	3,510,605
Debts with Insurance Operations	-	-	1,605,532	1,696,572
Others (2)	17,121,739	10,137,747	20,740,116	13,989,982
Total	89,703,012	74,652,338	101,423,540	87,189,388

Current	16,821,944	12,525,591	27,368,487	23,902,138
Non Current	72,881,068	62,126,747	74,055,053	63,287,250
(1) The amount includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 27, item a.
(2) Composed mainly of exchange rate variations relating to Notes, balances arising from the reward program and other commitments for resources to be settled.

a) Provision for Financial Guarantees Provided

The classification of guarantee operations provided to constitute provisioning is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, using a statistical model based on quantitative and qualitative information or by a specialized credit analyst, which allows them to be classified according to their probability of default, based on objective internal and market variables. (bureaus), previously identified as predictive of the probability of default. After this assessment, the operations are classified according to the provisioning ratings, with reference to CMN Resolution No. 2,682/1999. Through this analysis, the provision values are recorded to cover each operation, considering the type of guarantee provided, in accordance with the requirements of CMN Resolution No. 4,512/2016.

				Bank/Consolidated
		12/31/2024		12/31/2023
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	3,995,743	119,000	5,094,679	100,147
Linked to Bids, Auctions, Provision of Services or Execution of Works	17,137,870	14,374	7,020,490	8,909
Linked to the Supply of Goods	2,373,486	1,660	2,768,318	1,985
Linked to the Distribution of Securities by Public Offer	380,000	-	-	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,362,581	350,925	13,688,909	327,298
Other Guarantees	61,923	1,858	90,386	1,840
Other Bank Guarantees	20,172,826	102,907	31,184,916	60,216
Other Financial Guarantees	6,260,832	14,483	2,062,860	49,979
Total	62,745,261	605,207	61,910,558	550,374

*Values expressed in thousands, except when indicated.

Movement of the Provision for Financial Guarantees Provided

		Bank/Consolidated
	01/01 to	01/01 to
	12/31/2024	12/31/2023
Balance at Beginning	550,374	413,437
Constitution	118,513	215,953
Reversal (1)	(63,680)	(79,016)
Balance at End	605,207	550,374
(1) Corresponds to honored guarantees, change in rating or provision set up in the Provision for Expected Losses Associated with Credit Risk line.

19.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and in Consolidated, as of December 31, 2024 and December 31, 2023, no contingent assets were recognized in the accounts.

b) Patrimonial Balances of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Provision for Tax Risks and Legal Obligations (Note 18)	2,824,081	2,326,237	3,032,613	2,521,560
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits (Note 18)	5,623,701	5,734,590	6,309,615	6,188,861
Labor Suits	2,609,381	3,051,424	2,968,667	3,291,702
Civil Suits	3,014,320	2,683,166	3,340,948	2,897,159
Total	8,447,782	8,060,827	9,342,228	8,710,421

c) Movement of Provisions for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			12/31/2024			12/31/2023
	Tax (1)	Labor	Civil	Tax	Labor	Civil
Initial Balance	2,326,237	3,051,424	2,683,166	4,141,393	1,532,949	2,724,425
Net Reversal Constitution (2)	524,166	2,251,457	1,051,254	(1,839,160)	2,767,138	622,454
Restatement	138,323	108,733	227,380	146,335	55,322	232,733
Write-offs by Payment	(164,645)	(2,802,233)	(947,480)	(122,331)	(1,303,985)	(896,446)
Final Balance	2,824,081	2,609,381	3,014,320	2,326,237	3,051,424	2,683,166
Guarantee Deposits - Other Credits	1,916,446	521,162	263,533	1,813,686	666,387	305,127
Guarantee Deposits - Securities	3,589	820	727	2,898	58,462	8
Total Guarantee Deposits (3)	1,920,035	521,982	264,260	1,816,584	724,849	305,135

						Consolidated
			01/01 to			01/01 to
			12/31/2024			12/31/2023
	Tax (1)	Labor	Civil	Tax	Labor	Civil
Initial Balance	2,521,560	3,291,702	2,897,159	6,722,249	1,711,146	2,883,056
Net Reversal Constitution (2)	545,642	2,503,441	1,348,231	(4,054,636)	2,908,910	870,947
Restatement	145,688	114,600	232,508	161,312	60,970	237,399
Write-offs by Payment	(180,277)	(2,941,076)	(1,136,950)	(307,365)	(1,389,324)	(1,094,243)
Final Balance	3,032,613	2,968,667	3,340,948	2,521,560	3,291,702	2,897,159
Guarantee Deposits - Other Credits	3,282,428	543,570	271,002	3,111,132	700,987	320,687
Guarantee Deposits - Securities	4,869	820	727	4,079	58,462	8
Total Guarantee Deposits (3)	3,287,297	544,390	271,729	3,115,211	759,449	320,695
(1) Fiscal risks include the creation of provisions for taxes related to legal and administrative proceedings and legal obligations, recorded in tax expenses.
(2) In 2023, includes the reversal of the provision for PIS and COFINS processes relating to the questioning of Law No. 9,718/98 (See Note 25).
(3) Refer to the amounts of guarantee deposits, limited to the value of the provision for contingencies classified as probable. The value of deposits for other contingencies classified as possible or remote, at the Bank is R$5,648 million and at Consolidated it is R$6,737 million.

*Values expressed in thousands, except when indicated.

d) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part in legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the legal proceedings and the assessment of the loss of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is of probable loss.

Management understands that the provisions set up are sufficient to cover possible losses resulting from legal and administrative proceedings as follows:

d.1) Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main legal and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$ 1,167 million (12/31/2023 - R$ 1,099 million) in the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another case at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action had an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the loss considered probable in the legal action.

National Social Security Institute (INSS) - R$ 140 million in the Bank and R$ 142 million in Consolidated (12/31/2023 - R$137 million in the Bank and R$ 138 million in Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the contribution of social security and education salary on various funds that, according to the assessment of legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions – R$ 350 million in the Bank and R$ 366 million Consolidated (12/31/2023 - R$365 million in the Bank and R$ 379 million in Consolidated): Banco Santander and the controlled companies are administratively and judicially discussing the requirement, for several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in Note 19.e.

d.2) Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

d.3) Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

*Values expressed in thousands, except when indicated.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Superior Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

e) Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Possible Loss Risk

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 36,111 million in Consolidated (12/31/2023 - R$ 34,829 million), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9,718/1998, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical

*Values expressed in thousands, except when indicated.
activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of December 31, 2024, the amount involved is R$ 2,258 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On December 31, 2024, the value was approximately R$ 9,804 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On December 31, 2024, the value was approximately R$ 3,635 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On December 31, 2024, the value was approximately R$ 6,527 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On December 31, 2024, the value was approximately R$ 1,091 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On December 31, 2024, the value was approximately R$ 2,522 million.

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander filed its respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative proceeding. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). A lawsuit will be filed for the remaining portion. On December 31, 2024, the amount was approximately R$ 837 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. legal action awaits judgment. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On December 31, 2024, the amount was approximately R$ 573 million.

IRRF – Overseas Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On December 31, 2024, the value was approximately R$ 1,109 million.

Labor claims classified as possible loss totaled R$ 459 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Collective action filed by AFABESP requesting the change of the adjustment index of the social security benefit for retirees and former employees of Banespa, hired before 1975. Initially the action was judged unfavorably to Banco Santander, which appealed this initial decision and on August 23, 2024, was judged in favor of Banco Santander. Following this new decision, on August 30, 2024, AFABESP filed Motions for Clarification which are pending judgment.

Liabilities related to civil actions with possible risk of loss totaled R$ 3,249 million in Consolidated, with the main processes being:

Compensation Action Regarding Custody Services Provided by Banco Santander. The case is in the expert phase and has not yet been sentenced.

*Values expressed in thousands, except when indicated.
20.Stockholders’ Equity

a) Capital

In accordance with the Bylaws, Banco Santander's Capital may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.

The Capital, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			12/31/2024			12/31/2023
	Ordinary	Preferred	Total	Ordinary	Preferred	Total

Country Residents	138,618	164,502	303,120	124,804	150,621	275,425
Residents Abroad	3,680,077	3,515,334	7,195,411	3,693,891	3,529,215	7,223,106
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(19,452)	(19,452)	(38,903)	(27,193)	(27,193)	(54,386)
Total in Circulation	3,799,243	3,660,384	7,459,628	3,791,502	3,652,643	7,444,145

b) Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on December 31, 2024 and December 31, 2023.

							12/31/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,500,000	191.84	221.02	412.86	163.06	179.37	342.43
Interest on Equity (2)(5)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Equity (3)(5)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Interest on Equity (4)(5)	1,300,000	166.10	182.71	348.81	141.18	155.30	296.48
Interim Dividends (4)(5)	200,000	25.55	28.11	53.66	25.55	28.11	53.66

*Values expressed in thousands, except when indicated.

Total	6,000,000
(1) Deliberated by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any compensation in the form of monetary adjustment.
(2) Deliberated by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration as monetary adjustment
(4) Deliberated by the Board of Directors on October 10, 2024, paid on November 8, 2024, without any remuneration as monetary restatement.
(5) They were fully attributed to the minimum mandatory dividends distributed by the Bank for the fiscal year 2024.

							12/31/2023
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Equity (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Equity (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Equity (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000
(1) Deliberated by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any remuneration as monetary adjustment.
(2) Deliberated by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any remuneration as monetary adjustment.
(4) Deliberated by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any remuneration as monetary adjustment.
(5) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the 2023 financial year.

c) Profit Reserves

The Net Income calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d) Treasury Shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in the treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2023, to approximately 1% of the Bank's Capital.
As of December 31, 2024, Banco Santander had 356,245,448 common shares and 384,049,858 preferred shares in circulation.

*Values expressed in thousands, except when indicated.
The repurchase aims to (1) maximize the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months starting on February 6, 2024, ending on August 6, 2025.

			Bank/Consolidated
			In Thousands of Shares
		12/31/2024	12/31/2023
		Quantity	Quantity
		Units	Units
Treasury Shares at the Beginning of the Period		27,193	31,161
Share Acquisitions		2,770	1,272
Disposals - Share-Based Compensation		(10,511)	(5,240)
Treasury Shares at End of the Period		19,452	27,193
Sub-Total of Treasury Shares in Thousands of Reais	R$	882,936	1,105,012
Issuance Costs in Thousands of Reais	R$	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	R$	884,707	1,106,783

Cost/Share Price		Units	Units
Minimum Cost (*)	R$	7.55	7.55
Weighted Average Cost (*)	R$	27.46	27.62
Maximum Cost (*)	R$	49.55	49.55
Share Price	R$	24.93	31.00
(*) Considering since the beginning of operations on the stock exchange.

e) Non Controlling Interest

	Stockholders's Equity		Non Controlling Interest
			01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Banco RCI Brasil S.A.	916,703	765,526	144,165	99,796
Banco Hyundai Capital Brasil S.A.	322,607	263,562	59,281	45,233
Banco PSA	-	-	-	10,457
Rojo Entretenimento S.A.	11,227	8,165	978	697
Return Capital Gestão de Ativos e Participações S.A. (Nova denominação de Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	-	(9,379)	(6,287)	(6,774)
Toro Corretora de Títulos e de Valores Mobiliários Ltda.	-	112,008	-	(3,212)
Toro Investimentos S.A.	-	18,764	-	360
Solution 4Fleet Consultoria Empresarial S.A	-	25	416	(1,785)
Apê11 Tecnologia e Negócios Imobiliários S.A.	-	2,017	-	(1,278)
Fit Economia de Energia S.A.	(4,382)	-	(7,272)	-
América Gestão Serviços em Energia S.A.	3,784	-	(1,070)	-
Total	1,249,939	1,160,688	190,211	143,494

21.Related Parts

a) Compensation of Key Administration Personnel

For the period from January to December 2024, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$500,000,000 (five hundred million reais), covering fixed, variable and based compensation. in shares. The proposal was subject to deliberation at the Ordinary General Meeting (AGO) held on April 26, 2024.

*Values expressed in thousands, except when indicated.
a.1) Long-Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries in the world of the Santander Group, has long-term compensation programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short-Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the year ended and December 31, 2024 and 2023. By Banco Santander and its subsidiaries to their Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to Variable and Share-Based Compensation will be paid in subsequent periods.

	01/01 to	01/01 to
	12/31/2024	12/31/2023
Fixed Compensation	129,128	134,433
Variable Compensation - In kind	110,481	126,802
Variable Compensation - in shares	94,787	91,306
Others	111,000	79,229
Total Short-Term Benefits	445,396	431,770
Variable Compensation - In kind	113,766	99,506
Variable Compensation - in shares	102,388	96,361
Total Long-Term Benefits	216,154	195,867
Total	661,550	627,637
Additionally, in 2024 charges were collected on Management Compensation in the amount of R$ 43,592 (12/31/2023 - R$ 41,603).

b) Agreement Termination

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contracted party's own will, does not entitle them to any financial compensation and their acquired benefits will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/2018, article 34 of the “Corporations Law” and the Policy for Transactions with Parties Related parties of Santander, published on the Investor Relations website, being considered related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporation Law;
(2) its directors and members of statutory or contractual bodies;
(3) in relation to the people mentioned in items (i) and (ii), their spouse, partner and relatives, blood or related, up to the second degree;
(4) natural persons with qualified corporate participation in their capital;
(5) legal entities with qualified corporate participation in their capital;
(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;
(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of corporate participation; It is
(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Shareholding
The following table shows direct shareholding (common and preferred shares):

*Values expressed in thousands, except when indicated.

						Shares in Thousands
						12/31/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	2,828	0.1%	2,828	0.1%	5,655	0.1%
Others	356,245	9.3%	384,050	10.4%	740,295	9.9%
Total in Circulation	3,799,243	99.5%	3,660,385	99.5%	7,459,628	99.5%
Treasury Shares	19,452	0.5%	19,452	0.5%	38,903	0.5%
Total	3,818,695	100.0%	3,679,837	100.0%	7,498,531	100.0%
Free Float (2)	356,245	9.3%	384,050	10.4%	740,295	9.9%

						Shares in Thousands
						12/31/2023
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.7%
Total in Circulation	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury Shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%
(1) Grupo Santander Spain companies. (2) Composed of Employees and Others. (*) None of the members of the Board of Directors and Executive Board hold 1.0% or more of any class of shares.

*Values expressed in thousands, except when indicated.

e) Related Party Transactions
The Bank Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.
Operations and Compensation of services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

								Bank
	Controllers (1)		Affiliates and Shared Control (2)		Key Administration Personnel (3)		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Assets	18,181,287	18,882,619	134,647,488	93,043,683	58,443	36,079	152,887,218	111,962,381
Availability	952,846	1,406,316	385,458	73,688	-	-	1,338,304	1,480,004
Interbank Investments	16,099,980	12,295,379	69,628,721	57,817,876	-	-	85,728,701	70,113,255
Marketable Securities	-	-	7,238,359	1,683,339	-	-	7,238,359	1,683,339
Derivative Financial Instruments - Liquid	(334,724)	4,426,944	982,645	(117,246)	-	-	647,921	4,309,698
Interbank Relations	-	-	25,546,853	22,628,266	-	-	25,546,853	22,628,266
Credit Operations (4)	-	-	1,387,754	321,727	35,972	22,729	1,423,726	344,456
Securities Negotiation and Intermediation	1,461,688	391,436	115,444	84,857	-	-	1,577,132	476,293
Income Receivable	-	-	1,967,557	1,386,170	-	-	1,967,557	1,386,170
Other Assets - Miscellaneous (5)	1,497	362,544	27,394,698	9,165,006	-	-	27,396,195	9,527,550
Guarantees and Limits	-	-	-	-	22,471	13,350	22,471	13,350
Liabilities	(304,649)	(11,217,321)	(49,469,720)	(41,362,328)	(822,188)	(400,054)	(50,596,558)	(52,979,703)
Deposits	(11,181)	(5,030,951)	(5,383,544)	(2,241,641)	(28,640)	(26,451)	(5,423,364)	(7,299,043)
Repurchase Agreements	-	-	(12,525,178)	(7,369,449)	-	101	(12,525,178)	(7,369,348)
Resources for Acceptance and Issuance of Securities	-	-	(23,520,624)	(24,645,638)	(39,904)	(76,365)	(23,560,528)	(24,722,003)
Obligations for Loans and Transfers	-	-	(596,956)	(227,688)	-	-	(596,956)	(227,688)
Debt Instruments Eligible for Capital	-	(6,116,218)	-	-	-	-	-	(6,116,218)
Other Liabilities - Miscellaneous	(293,469)	(70,152)	(7,443,418)	(6,877,912)	(753,644)	(297,339)	(8,490,531)	(7,245,403)

	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Result	(2,953,949)	1,588,023	1,379,222	(1,090,694)	(605,756)	(541,710)	(2,180,483)	(44,381)
Gross Result of Financial Intermediation	(2,518,225)	1,869,347	4,391,189	579,060	(3,030)	(960)	1,869,934	2,447,447
Other Operating Revenue (Expenses)	(435,724)	(281,324)	(3,011,966)	(1,669,754)	(602,726)	(540,750)	(4,050,417)	(2,491,828)

*Values expressed in thousands, except when indicated.

								Consolidated
	Controllers (1)		Affiliates and Shared Control (2)		Key Administration Personnel (3)		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Assets	18,181,287	18,882,619	28,214,946	24,417,094	58,891	22,729	46,455,123	43,335,792
Availability	952,846	1,406,316	385,458	73,688	-	-	1,338,304	1,480,004
Interbank Investments	16,099,980	12,295,379	-	-	-	-	16,099,980	12,295,379
Marketable Securities	-	-	67,071	497,304	-	-	67,071	497,304
Derivative Financial Instruments - Liquid	(334,724)	4,426,944	-	-	-	-	(334,724)	4,426,944
Interbank Relations	-	-	25,532,700	22,559,208	-	-	25,532,700	22,559,208
Credit Operations (4)	-	-	22,680	45,427	36,420	22,729	59,100	68,156
Securities Negotiation and Intermediation	1,461,688	391,436	115,444	84,857	-	-	1,577,132	476,293
Income Receivable	-	-	1,883,917	977,598	-	-	1,883,917	977,598
Other Assets - Miscellaneous	1,497	362,544	207,676	179,012	-	-	209,173	541,556
Guarantees and Limits	-	-	-	-	22,471	13,350	22,471	13,350
Liabilities	(304,649)	(11,217,321)	(11,850,239)	(8,837,305)	(826,988)	(400,054)	(12,981,877)	(20,454,680)
Deposits	(11,181)	(5,030,951)	(3,167,248)	(1,152,179)	(29,246)	(26,451)	(3,207,675)	(6,209,581)
Marketable securities	-	-	(197,911)	(223,966)	-	101	(197,911)	(223,865)
Resources for Acceptance and Issuance of Securities	-	-	(527,550)	-	(39,904)	(76,365)	(567,454)	(76,365)
Obligations for Loans and Transfers	-	-	(596,956)	(227,688)	-	-	(596,956)	(227,688)
Debt Instruments Eligible for Capital	-	(6,116,218)	-	-	-	-	-	(6,116,218)
Other Liabilities - Miscellaneous	(293,469)	(70,152)	(7,360,574)	(7,233,472)	(757,838)	(297,339)	(8,411,881)	(7,600,963)

	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Result	(2,953,949)	1,588,023	2,002,968	1,445,355	(666,702)	(630,918)	(1,617,684)	2,402,460
Gross Result of Financial Intermediation	(2,518,225)	1,869,347	(280,840)	(93,695)	(2,833)	(611)	(2,801,898)	1,775,041
Other Operating Revenue (Expenses)	(435,724)	(281,324)	2,283,807	1,555,773	(663,869)	(630,307)	1,184,214	644,142
(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2) Companies listed in Note 13.
(3) Refers to the registration in clearing accounts of Guarantees and Limits on Credit Operations with Key Management Personnel.
(4) In addition to the balance of credit operations shown, the group has R$4,875 in limits granted to its affiliates (R$6,058 on 12/31/2023).  (5) Amount receivable of R$15.0 billion, for the reduction of the share capital of the company Aymoré Crédito, Financiamento e Investimento S.A.

*Values expressed in thousands, except when indicated.

22.Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Resource Administration	464,973	461,676	1,552,513	1,402,547
Current Account Services	4,249,740	4,042,093	4,250,887	4,057,207
Lending Operations and Income from Guarantees Provided	1,459,164	1,281,263	2,467,537	2,042,633
Lending Operations	521,389	540,702	1,523,151	1,295,149
Income from Guarantees Provided	937,775	740,561	944,386	747,484
Insurance Commissions	2,631,335	2,349,362	4,298,092	3,750,674
Cards (Credit and Debit) and Acquiring Services	6,388,290	5,562,892	6,463,004	5,697,139
Billing and Collections	1,190,316	1,286,325	1,220,657	1,307,177
Securities Placement, Custody and Brokerage	1,339,140	1,390,894	1,692,329	1,691,591
Others	123,346	112,643	622,996	394,474
Total	17,846,304	16,487,148	22,568,015	20,343,442

23.Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Compensation	4,246,297	4,117,011	5,704,152	5,338,182
Charges	1,326,109	1,508,283	1,947,933	2,042,512
Benefits	1,145,678	1,146,901	1,740,047	1,661,441
Training	46,028	45,229	68,461	67,736
Others	-	3	65,354	82,099
Total	6,764,112	6,817,427	9,525,947	9,191,970

*Values expressed in thousands, except when indicated.
24.Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Depreciation and Amortization	3,225,626	3,085,308	3,475,694	3,334,064
Third-party services, Transport, Security and Financial System	4,557,689	4,463,496	3,838,228	3,896,943
Communications	276,139	298,187	293,011	332,165
Data Processing	3,418,388	3,134,820	2,882,167	2,665,108
Advertising, Promotions and Publicity	520,938	628,492	680,990	783,940
Rentals	709,843	855,421	728,994	875,268
Maintenance and Conservation of Assets	270,516	297,533	299,396	320,762
Water, Energy and Gas	169,035	170,629	180,435	179,948
Material	110,579	114,399	118,210	120,406
Others	1,496,305	1,454,891	1,014,848	1,049,318
Total	14,755,058	14,503,176	13,511,973	13,557,922

25.Other Operating Income and Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Monetary Updates (1)	429,321	869,425	555,152	994,017
Commissions	(2,294,097)	(2,436,825)	(4,433,170)	(3,950,729)
Brokerages and Fees	(84,602)	(88,833)	(85,970)	(88,978)
Expenses with Notary Offices	(7,419)	(9,690)	(368,827)	(288,937)
Business Formalization Expense	(167,049)	(158,247)	(167,049)	(158,247)
Legal Expenses and Costs	(281,717)	(224,589)	(283,379)	(227,937)
Expenses with Serasa and Credit Protection Service (SPC)	(131,026)	(116,355)	(133,530)	(120,073)
Actuarial Losses - Retirement Plans	(179,422)	(161,340)	(187,119)	(166,730)
PIS and COFINS (Law No. 9,718/98) (2)	-	1,373,463	-	1,550,412
Tax (2)	(122,135)	(146,025)	(143,612)	(180,992)
Labor	(2,251,457)	(2,767,139)	(2,503,441)	(2,908,910)
Civil	(1,051,254)	(622,454)	(1,348,230)	(870,946)
Net Revenue from Pension and Capitalization Income	-	-	706,652	596,549
Result with Cards	(4,089,802)	(3,928,634)	(2,177,603)	(2,691,103)
Recovery of Charges and Expenses	576,753	839,431	788,276	709,973
Others (3)	(2,704,809)	(1,551,510)	(3,535,906)	(2,787,824)
Total	(12,358,715)	(9,129,322)	(13,317,756)	(10,590,455)

*Values expressed in thousands, except when indicated.

(1) For the years ended December 31, 2024 and 2023, mainly includes monetary restatement on provisions for legal and legal obligations, provisions.
(2) In 2023, it refers to the effects of movements arising from PIS and COFINS actions related to the challenge of Law No. 9,718/1998 described in Notes 18 and 10.
(3) For the years ended December 31, 2024 and 2023, mainly includes on provisions for the benefit guarantee fund, exchange rate variation and other provisions.

26.Non-Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Result on the sale of investments (1)	1,929,980	—	1,929,751	1,104,645
Result on the Sale of Securities and Assets	146,343	86,130	91,046	87,509
Reversal (Constitution) of Provision for Losses in Other Values and Assets	25,795	1,518	79,181	18,564
Expenses for Goods Not in Use	(65,192)	(49,688)	(69,827)	(49,807)
Capital Gains (Loss)	(21,618)	(1,643)	7,851	9,118
Other Income (Expenses)	34,103	109,507	33,368	111,578
Total	2,049,411	145,824	2,071,370	1,281,607
(1) In 2024, effects of the results from the acquisition of Pluxee, as described in Note 29.d. In 2023, results from the sale of 40% of Webmotors in accordance with Note 29.L.

*Values expressed in thousands, except when indicated.

27.Employee Benefits Plan

a) Supplementary Retirement Plan
Banco Santander and its subsidiaries sponsor closed supplementary pension entities and welfare funds, with the purpose of granting retirement and pensions complementary to those granted by Social Security, as defined in the basic regulations of each plan.

•Banesprev - Banespa Social Security Fund (Banesprev)

The defined and variable benefit plans administered by Benesprev are: Plan I, Plan II, Plan III, Plan IV, Plan V, Retirement and Pension Supplement Plan – Pre-75, Sanprev Plan I, Sanprev Plan II, Sanprev Plan III, DCA, DAB and CACIBAN. All plans are closed to new members.

•Former Banespa Employees.

The class action lawsuit filed by AFABESP (an association of retired and former employees of Banespa), seeking payment of a semi-annual bonus provided for in the old BANESPA bylaws, resulted in a final decision unfavorable to Banco Santander. As a result, each beneficiary of the decision may file an individual lawsuit to receive the amount due.

As the judgments adopted different positions for each case, a procedure called Incident of Resolution of Repetitive Demands (IRDR) was instituted before the Regional Labor Court (TRT) with the objective of establishing objective criteria regarding the theses defended by the Bank, mainly the prescriptive term and payment limitations until December 2006 (regarding the establishment of Plan V). On March 11, 2024, the IRDR incident was admitted for future judgment and the suspension of all lawsuits that are in the second instance (TRT) and filed in São Paulo (Capital) and other cities that are part of the jurisdiction of the TRT of São Paulo was determined.

Finally, due to the divergence in interpretation of the labor statute of limitations provided for in the Federal Constitution, an Action for Allegation of Non-Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) can resolve the issue and indicate the correct term to be used in the individual cases filed.

On June 27, 2024, a transaction was signed between Banco Santander, BANESPREV, AFABESP and legal advisors establishing criteria and conditions for the settlement of individual lawsuits. By August 23, 2024 (end of the adhesion period), approximately 90% of eligible beneficiaries had formalized their adhesions to said transaction, which were subsequently approved by court decision, and the respective individual lawsuits will be extinguished. Banco Santander registered an obligation related to the amounts effectively due for payment of the transaction. The amounts due for the installments settled to date, equivalent to R$2,187 million, were contributed by Banco Santander to the respective plans administered by Banesprev, responsible for administering the supplementary pension plans and for paying the transaction to the respective beneficiaries. The remaining installments will be contributed to Banesprev until May 2026 (note 18), updated in accordance with the criteria and the benefit adjustment index provided for in the regulations of the plans to which each holder is linked.

The other individual processes, whose beneficiaries did not adhere to the aforementioned transaction, are pending a final decision regarding the controversial legal issues, which will be resolved when the IRDR and ADPF are judged.

•Sanprev – Santander Associação de Previdência (Sanprev)
Closed supplementary pension entity that managed three benefit plans, two in the Defined Benefit modality and one in the Variable Contribution modality, whose management transfer process for these plans to Banesprev took place in January 2017. According to PREVIC Ordinance 389, of May 8, 2018, the termination of Sanprev's operating authorization was approved.

*Values expressed in thousands, except when indicated.

•Bandeprev - Bandepe Previdência Social (Bandeprev)
Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, administered by Bandeprev. The plans are divided into a basic plan and a special supplementary retirement plan, with differences in eligibility, contributions and benefits for subgroups of participants. The plans have been closed to new members since 1999 for employees of Banco Bandepe S.A. and for others since 2011.

SantanderPrevi - Private Pension Company (SantanderPrevi): is a closed supplementary pension entity, whose objective is to establish and implement pension benefit plans, complementary to the general social security regime, in accordance with current legislation.
SantanderPrevi's Retirement Plan is structured in the Defined Contribution modality and closed to new members since July 2018, as approved by PREVIC, with contributions shared between the sponsoring companies and the plan participants. The amounts appropriated by the sponsors for the fiscal year ended December 31, 2024 were R$ 55,289 (12/31/2023 - R$ 49,739) in the Bank and R$ 62,076 (12/31/2023 - R$ 55,452) in the Consolidated.
There are 10 cases of benefits granted with lifetime income from a previous plan.

SBPREV - Santander Brasil Previdência Aberta: as of January 02, 2018, Santander began offering this new optional supplementary pension program for newly hired employees and for employees who are not enrolled in any other pension plan administered by the Closed Supplementary Pension Entities of the Santander Brasil Conglomerate. This new program includes the PGBL- Free Benefits Generating Plan and VGBL-Free Benefits Generating Life modalities administered by Zurich Santander Brasil Seguros e Previdência S.A, an Open Supplementary Pension Entity, open to new members, with their contributions shared between the founding/stipulating-endorsing companies and the plan participants. The amounts appropriated by the sponsors in the year ended December 31, 2024 were R$ 32,505 (12/31/2023 - R$ 28,389) in the Bank and R$ 33,839 (12/31/2023 - R$ 29,348) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

						Bank
			12/31/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(21,280,639)	(3,925)	(1,315,231)	(24,263,723)	(4,217)	(1,518,674)
Fair Value of Plan Assets	23,481,670	3,518	2,026,025	24,311,272	3,539	2,345,042
	2,201,031	(407)	710,794	47,549	(678)	826,368
Being:
Superávit	2,990,012	—	710,794	1,913,863	—	826,368
Déficit	(788,980)	(407)	—	(1,866,314)	(678)	—
Amount not Recognized as Assets	2,724,305	—	700,788	1,650,318	—	817,476
Net Actuarial Asset (Note 11)	265,708	—	10,006	263,545	—	8,892
Net Actuarial Liability (Note 18)	(788,980)	(407)	—	(1,866,314)	(678)	—
Payments Made on the Actuarial Liabilities	2,386,428	—	33	210,393	—	—
Revenues (Expenses) Recorded on the Actuarial Liabilities	(154,091)	(62)	674	(106,706)	(71)	694
Other Equity Valuation Adjustments	(4,642,228)	459	8,920	(3,786,700)	125	8,513
Effective Return on Plan Assets	1,307,116	635	(151,615)	1,731,233	629	449,963

*Values expressed in thousands, except when indicated.

						Consolidated
			12/31/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(21,672,293)	(3,925)	(1,315,231)	(24,718,659)	(4,217)	(1,518,674)
Fair Value of Plan Assets	24,123,457	3,518	2,026,025	24,979,781	3,539	2,345,042
	2,451,164	(407)	710,794	261,122	(678)	826,368
Being:
Superavit	3,246,998	—	710,794	2,161,957	—	826,368
Deficit	(806,306)	(407)	—	(1,900,835)	(678)	—
Amount not Recognized as Assets	2,915,991	—	700,788	1,832,030	—	817,476
Net Actuarial Asset (Note 11)	331,007	—	10,006	329,927	—	8,893
Net Actuarial Liability (Note 18)	(806,306)	(407)	—	(1,900,835)	(678)	—
Payments Made on the Actuarial Liabilities	2,386,428	—	33	210,393	—	—
Revenues (Expenses) Recorded on the Actuarial Liabilities	(158,666)	(62)	674	(109,661)	(71)	694
Other Equity Valuation Adjustments	(4,713,516)	459	8,920	(3,826,567)	125	8,513
Effective Return on Plan Assets	1,302,867	635	(151,615)	1,810,325	629	449,963

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

						Bank
			12/31/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(2,311,278)	(436)	(26,531)	(549,324)	114	(32,443)
Changes in Financial Assumptions	3,130,439	413	187,739	(1,518,890)	(222)	(104,974)
Changes in Demographic Assumptions	—	—	—	(180,497)	(137)	—
Gain (Loss) Actuarial - Obligation	819,161	(23)	161,208	(2,248,711)	(245)	(137,417)
Return on Investment, Return Unlike Implied Discount Rate	(801,992)	356	(348,167)	(432,347)	320	258,734
Gain (Loss) Actuarial - Asset	(801,992)	356	(348,167)	(432,347)	320	258,734
Change in Irrecoverable Surplus	(904,119)	—	187,400	1,941,430	—	(122,196)

*Values expressed in thousands, except when indicated.

						Consolidated
			12/31/2024			12/31/2023
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(2,317,108)	(436)	(26,531)	(553,348)	114	(32,443)
Changes in Financial Assumptions	3,192,454	413	187,739	(1,547,556)	(222)	(104,974)
Changes in Demographic Assumptions	—	—	—	(177,988)	(137)	—
Gain (Loss) Actuarial - Obligation	875,346	(23)	161,208	(2,278,892)	(245)	(137,417)
Return on Investment, Return Unlike Implied Discount Rate	(836,605)	356	(348,167)	(386,107)	320	258,734
Gain (Loss) Actuarial - Asset	(836,605)	356	(348,167)	(386,107)	320	258,734
Change in Irrecoverable Surplus	(892,218)	—	187,400	1,923,889	—	(122,196)

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2024, and December 31, 2023:

		Duration (in Years)
Plans	12/31/2024	12/31/2023
Banesprev
Plano I	8.32	9.62
Plano II	8.64	9.74
Plano III	7.64	8.79
Plano IV	8.16	9.69
Plano V	6.52	7.24
Pré-75	7.21	8.22
Meridional DCA, DAB e CACIBAN	4.90/4.61/5.41	5.51/5.13/6.07
Sanprev
Plano I	5.40	6.14
Plano II	8.30	9.49
Plano III	7.80	8.86
Bandeprev
Plano Básico	7.04	8.01
Plano Especial I	5.23	5.70
Plano Especial II	4.69	5.19
SantanderPrevi
SantanderPrevi	5.36	6.11

*Values expressed in thousands, except when indicated.

b) Medical and Dental Assistance Plan
Cabesp - Charitable Fund for Employees of the State Bank of São Paulo:

Entity focused on covering medical and dental expenses of employees hired before the privatization of Banespa in 2000, as defined in the entity's Bylaws. The plans administered by the entity are:

•Retirees by HolandaPrevi (previous name of SantanderPrevi);
•Former Employees of Banco Real (Retirees by Circulars).

Retired by Bandeprev:

A health care plan granted to retirees from Banco do Estado de Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan value for those who retired before November 27, 1998. For those who retired after this date, the subsidy is 30%.

Health Plan for Directors:

Directors, Executive Directors, Vice Presidents and Chief Executive Officers may, at their own discretion, opt for lifetime membership in the health insurance plan in the event of termination of employment with Banco Santander or companies in its conglomerate without just cause; provided that they meet the following requirements: have contributed to the health insurance plan for at least 3 (three) years; have served as a director at Banco Santander or companies in its conglomerate for at least 3 (three) years; be 55 years of age or older. The plan will be maintained under the same terms as the director enjoyed at the time of his/her termination, including the payment of his/her share, which must be made by means of a payment slip. Dependents who were active at the time of termination will remain on the same plan as the director, and the inclusion of new dependents will not be permitted under any circumstances.

Life Insurance for Retirees (Life Insurance): granted to Retirees by Circulars: compensation in cases of Natural Death, Disability due to Illness, Accidental Death. The subsidy is 45% of the premium value. This is a closed mass.

Life Insurance Assistance Funds (Life Insurance): In December of 2018, life insurance coverage was included in the insurance for retirees from the DCA, DAB, and CACIBAN plans. This insurance was extended to retirees from the former Banco Meridional, with coverage according to the retiree's selection upon enrollment in the benefit. The Bank provides a subsidy of 50% of the premium for the policyholder, and some retirees have a spouse clause, contributing 100% towards the cost. This is a closed pool.

Sudameris Foundation Medical Assistance:
A free clinical medical assistance plan is offered for life to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a different standard if the user opts for an apartment. The plan is only offered in the ward standard, in which case the cost is 100% borne by the Sudameris Foundation.
In addition, retired employees are guaranteed the right to remain beneficiaries of Banco Santander's health plan, provided they meet certain legal requirements and assume full payment of their respective contributions, under the same conditions of healthcare coverage they enjoyed when their employment contracts were in force. Banco Santander's obligations to retirees are assessed using actuarial calculations based on the present value of current costs.

*Values expressed in thousands, except when indicated.

III. Actuarial techniques
The value of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

•Valuation method
Projected unit credit method, which views each year of service resulting in an additional unit of benefit entitlement and measures each unit separately.

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidated
		12/31/2024		12/31/2023		12/31/2024		12/31/2023
	Cabesp	More Plans	Cabesp	More Plans	Cabesp	More Plans	Cabesp	More Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,991,336)	(557,724)	(4,332,719)	(641,991)	(4,131,673)	(557,724)	(4,488,343)	(641,991)
Fair Value of Plan Assets	4,838,622	—	5,377,212	—	5,008,751	—	5,570,353	—
	847,286	(557,724)	1,044,493	(641,991)	877,078	(557,724)	1,082,010	(641,991)
Being:
Superavit	847,286	—	1,044,493	—	877,078	—	1,082,010	—
Deficit	—	(557,724)	—	(641,991)	—	(557,724)	—	(641,991)
Amount not Recognized as Assets	847,286	—	1,044,493	—	877,078	—	1,082,010	—
Net Actuarial Liability (Note 18)	—	(557,724)	—	(641,991)	—	(557,724)	—	(641,991)
Payments Made on the Actuarial Liabilities	174,624	31,296	170,375	41,074	177,614	31,296	173,335	41,074
Revenues (Expenses) Recorded on the Actuarial Liabilities	5,940	(58,705)	7,839	(54,738)	5,999	(58,705)	7,929	(54,738)
Other Equity Valuation Adjustments	(1,742,269)	108,609	(1,558,705)	(3,068)	(1,714,746)	108,609	(1,534,182)	(3,068)
Actual Return on Plan Assets	(270,266)	—	842,964	—	(280,749)	—	858,727	—

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

*Values expressed in thousands, except when indicated.

				Bank				Consolidated
		12/31/2024		12/31/2023		12/31/2024		12/31/2023
	Cabesp	More Plans	Cabesp	More Plans	Cabesp	More Plans	Cabesp	Cabesp
Experience Plan	(446,981)	39,190	(123,136)	(57,334)	(457,883)	39,190	(113,774)	(57,334)
Changes in Financial Assumptions	677,197	72,486	(356,116)	(51,150)	700,186	72,486	(368,157)	(51,150)
Changes in Demographic Assumptions	40,739	—	2,173	30,844	41,777	—	2,994	30,844
Gain (Loss) Actuarial - Obligation	270,955	111,676	(477,079)	(77,640)	284,080	111,676	(478,937)	(77,640)
Return on Investment, Return Unlike Implied Discount Rate	(744,988)	—	388,785	—	(772,305)	—	387,599	—
Gain (Loss) Actuarial - Asset	(744,988)	—	388,785	—	(772,305)	—	387,599	—
Change in Irrecoverable Surplus	293,469	—	(89,920)	—	304,661	—	(89,852)	—

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2024 and December 31, 2023:

		Duration (in Years)
Plans	12/31/2024	12/31/2023
Cabesp	10.44	12.01
Bandepe	8.64	10.39
Free Clinic	8.22	9.32
Lifelong Directors	6.20	6.90
Health Directors	22.60	23.81
Circular (1)	7,98 e 7,36	9,02 e 8,34
Life Insurance	4.75	5.28

c) Management of Plan Assets
The main asset categories as a percentage of total plan assets as of December 31, 2024, valid for December 31, 2023, are as follows:

		Bank/Consolidated
	12/31/2024	12/31/2023
Equity Instruments	0.0%	0.0%
Debt Instruments	93.7%	95.1%
Real Estate	0.2%	0.2%
Others	6.2%	4.7%

*Values expressed in thousands, except when indicated.

d) Actuarial Assumptions Adopted in Calculations
Below are the actuarial assumptions adopted:

				Bank/Consolidated
		12/31/2024		12/31/2023
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation and Calculation of Interest on Assets, for the Following Fiscal Year	10.6%	10.5%	8.7%	8.7%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.0%	3.0%
Estimated Salary Increase Rate	3.5%	N/A	3.5%	N/A
	Banesprev I, III, Pre75, Sanprev I, III, Santanderprevi, DAB, DCA e Caciban: AT2000 smoothed by 10%		Banesprev I, III, Pre75, Sanprev I, III, Santanderprevi, DAB, DCA e Caciban: AT2000 smoothed by 10%
Biometric General Mortality Table	Other plans: AT2000	AT2000	Other plans: AT2000	AT2000

e) Sensitivity Analysis

Assumptions related to significant actuarial assumptions have an effect on the amounts recognized in profit or loss and on the present value of obligations. Changes in the interest rate, mortality table and healthcare costs on December 31, 2024 and December 31, 2023 would have the following effects:

				Bank/Consolidated
		12/31/2024		12/31/2023
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(23,750)	(231,019)	(27,627)	(346,439)
(-)0,5%	25,895	251,828	24,768	266,243
Boards of Mortality	—	—
Applied (+) 2 years	(48,858)	(475,167)	(50,263)	(611,723)
Applied (-) 2 years	50,445	490,605	48,527	544,105
Cost of Medical Care	—	—
(+)0,5%	28,376	275,982	26,968	291,763
(-)0,5%	(26,451)	(257,258)	(30,133)	(376,538)

*Values expressed in thousands, except when indicated.

f) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to participants determined by the Board of Directors, whose choice takes into account seniority in the group. Members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to		01/01 to
					12/31/2024		12/31/2023
Local	Santander (Brasil) Shares	01/2021 to 10/2024	2024		R$-		R$18,270,000	(1)
		01/2023 to 12/2026	2025 e 2026		R$750,000	(1)	R$750,000	(1)
		01/2024 to 12/2027	2026, 2027 e 2028		R$1,100,000	(1)	R$—
		01/2021 to 12/2023	2024		R$—	SANB11 (2)	R$292,537	SANB11 (2)
		01/2021 to 12/2024	2024		R$—	SANB11 (2)	R$217,291	SANB11 (2)
		01/2022 to 12/2025	2025		R$118,363	SANB11	R$118,363	SANB11
		01/2023 to 12/2026	2026		R$20,263	SANB11	R$15,637	SANB11
Global	Shares and Options on Global Shares	2023		EUR 3.67	R$—		R$80,412
		2023, with limit for exercising options until 2030			R$420,394	Global Stock Options (3)	R$420,394	Global Stock Options (3)
		02/2024		EUR 2.685	R$117,601	Global Stocks (4)	R$117,601	Global Stocks (4)
		02/2024, with limit for exercising options until 02/2029			R$183,840	Global Stock Options (4)	R$350,839	Global Stock Options (4)
		2025		EUR 3.104	R$95,786	Global Stocks (4)	R$95,786	Global Stocks (4)
		2025, with limit for exercising options until 2030			R$367,827	Global Stock Options (4)	R$367,827	Global Stock Options (4)
		2026		EUR 3.088	R$175,476	Global Stocks (4)	R$199,680	Global Stocks (4)
		2026, with limit for exercising options until 2033			R$472,469	Global Stock Options (4)	R$537,637	Global Stock Options (4)
		2027		EUR 63.95	R$8,528	Global Stocks (4)	R$9,095,000	Global Stocks (4)
		2027, with limit for exercising options until 2032			R$80,476	Global Stock Options (4)	R$-
		2028		EUR 71.42	R$2,411	Global Stocks (4)	R$-
		2028, with limit for exercising options until 2033			R$9,888	Global Stock Options (4)	R$-
		12/2024, with payment in 2025			R$50,419	SANB11	R$50,419	SANB11
		12/2025, with payment in 2026			R$70,346	SANB11	R$-

Balance of Plans on December 31, 2024 and 2023					R$1,850,000	(1)	19,020,000	(1)
					R$259,391	SANB11	R$694,247	(4)
					R$399,802	Global Stocks (3) (4)	R$493,479	SANB11 Shares
					R$1,444,530	Stock Options Global Stocks (3) (4)	R$1,676,697	SAN (8) (7)

*Values expressed in thousands, except when indicated.

(1) Plan target in Reais, paid in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 15 trading sessions of the month immediately prior to payment. Throughout 2024, 551,572 gross shares were paid and the amount of R$1,820,000 was canceled due to non-achievement of the contracts' performance indicators.
(2) Long-Term Incentive Plans finalized, with 486,502 shares paid and 23,326 shares canceled throughout 2024.
(3) Plan completed with 100% achievement. The portion equivalent to 80,412 shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were canceled. The options may be exercised until the end of the period for exercise in 2030, and during the period we had the cancellation of 412,175 options.
(4) Target of the plan in shares and options on Global shares, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into local and global plans, with specific performance indicators and rules in the event of dismissal to be entitled to receive.

Global ILP (Long Term Incentive) Plans)

We currently have 5 global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the Assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.
Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate

•     The weighted average share price (and exercise price) is €3.104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022
•     The expected volatility used was 33.80
•     Options expire on 02/01/2033
•     Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)
•     The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted in accordance with the strategy of new companies in the group or specific businesses, generally with a vesting period of 3 years.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.
The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the payment of the plan.

*Values expressed in thousands, except when indicated.

At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

a.1) Impact on the Result

The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to	01/01 to
		12/31/2024	12/31/2023
Program	Type of Liquidation
Local	Santander Shares (Brazil)	6,178	17,097
Global	Global Stocks and Options	6,953	6,380

a.2) Variable Compensation Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

			Bank		Consolidated
Program	Participants	Type of Liquidation	01/01 to	01/01 to	01/01 to	01/01 to
			12/31/2024	12/31/2023	12/31/2024	12/31/2023
Identified Collective	Members of the Executive Committee, Statutory Directors and other executives who assume significant and responsible risks in areas of control	50% in cash indexed to 100% of the CDI and 50% and instruments	135,767	152,254	139,470	157,130
Other Employees	Other employees with variable remuneration above an established minimum value	50% in cash indexed to 100% of the CDI and 50% instruments	173,652	220,592	170,779	224,048

*Values expressed in thousands, except when indicated.
28.Risk Management, Capital and Sensitivity Ana

a) Risk Management Framework

Banco Santander follows a model based on the prudent management of its risks. It has structures specialized in the management of each of the risks listed below, as well as an area that carries out the Group's Integrated Risk Management, manages the self-assessment of the Risk Profile and controls the Risk Appetite (RAS) - which is approved by the Board of Directors, meeting the requirements of the local regulator and good international practices, aiming to protect capital and guarantee business profitability.

The fundamental principles that govern the risk governance model are:

• All employees are responsible for risk management –(Risk Pro Culture);
• Senior Management involvement encouraging consistent risk management and control;
• Independence between control and risk management functions;
• The risk approach is comprehensive and prospective;
• Risk management and control are based on timely, accurate and sufficiently granular information.

A.    Credit Risk

Credit Risk Management consists of monitoring and proactively evaluating portfolio indicators and new credit operations, with a view to ensuring sustainable growth and the quality of Banco Santander's portfolio. Taking into account the economic scenario, profitability and default projections are constantly prepared, to be considered when redefining credit policies, which affect both the credit assessment for a given customer and for a given profile of customers with similar characteristics. This credit assessment must observe and comply with the Risk Appetite control determined by Banco Santander.

Another important aspect is preventive credit management. This management plays a fundamental role in maintaining the quality of Banco Santander's portfolio. Constant monitoring of the customer base is part of the daily routine of the commercial areas, always counting on the support of the central areas.

Portfolio and customer monitoring is carried out in a timely manner, in order to mitigate events and impacts on companies' liquidity by monitoring the increase in risks in portfolios.

To measure the credit quality of a customer or an operation, Banco Santander uses its own internal score/rating models, relying on an independent Methodology and Validation area.

In credit restructuring and recovery, the Bank uses specific collection teams, which may be:

• Specialized internal teams, working directly with defaulting customers, with greater delays and significant amounts; It is

• External partners specialized in charging, notifying and suing clients according to internal criteria.

The sale of a portfolio of defaulted loans is part of the recovery strategy, being able to maintain relationships and transactional means with assigned customers.

In addition, it constitutes a Provision for Expected Losses Associated with Credit Risk in accordance with the current legislation of Bacen and the National Monetary Council (Note 7.e).

Thus, in line with the resolutions issued by local regulators, during the quarter ended December 31, 2024, temporary criteria were considered that deal with the measures adopted to characterize restructurings and to measure the Provision for Expected Losses Associated with the Risk of Credit, given the impacts of climate events in Rio Grande do Sul. It should be noted that until the date of publication of these statements, no significant impacts had been identified in this portfolio. We will continue to monitor it and implement risk mitigation measures, in a timely manner when necessary.

B.    Market Risk

Market Risk can be summarized as the possibility of loss to an institution resulting from fluctuations in market prices in relation to its positioning in operations subject to exposures in interest rates, indexes, stock prices, exchange rates, commodities, credit spreads, etc.

The Bank Santander's Market Risk Management complies with CMN Resolution No. 4,557/2017 and establishes the management structure for this risk, providing visibility for executive decision-making, dialogue and transparency of positioning, the institution's risk appetite and constant monitoring of the risk profile.

*Values expressed in thousands, except when indicated.

The identification, measurement and monitoring of positions are carried out and disclosed by independent areas of the business units and follow limits established in accordance with the policies and formal governance of Integrated Risk Management. The institution's Market Risk appetite is approved at senior executive levels and is defined based on careful studies that take into account the risk of portfolio strategies, sensitivities arising from market fluctuations, liquidity gaps and other factors that may affect Banco Santander portfolios.

C.    Operational Risk and Internal Controls

The Operational Risk & Internal Controls area's mission before Banco Santander is to support the fulfillment of strategic objectives and the decision-making process, in adapting and meeting mandatory requirements, in maintaining solidity, reliability, reducing and mitigating losses due to risks operations, in addition to the implementation and dissemination of the culture of Operational Risks and Internal Controls.

Santander's operational risk management model is based on best practices and is premised on evaluating, monitoring, controlling and implementing improvements to reduce exposure to risks, aligned with the risk appetite approved by the Board of Directors, in addition to adopting Committee definitions of Basel and the Brazilian Central Bank for operational risks. The Bank's governance model is based on the three lines of governance and has people, structures, policies, methodologies and tools to support adequate operational risk management.

The Internal Control Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and Compliance components, complying with the requirements of regulators BACEN, CVM, B3, SUSEP and Sarbanes-Oxley law - SOX (Securities and Exchange Commission).

D.    The Bank's business is highly dependent on the correct functioning of information technology systems

The Bank's business depends largely on the ability of information technology systems to correctly process many transactions efficiently and accurately, and on the Bank's ability to rely on digital technologies, computing and messaging services, software and networks, as well as the secure processing, storage and transmission of confidential and other information on computer and network systems. The proper functioning of the Bank's financial control, risk management, accounting, customer services and other data processing systems is essential to the Bank's activities and its ability to compete effectively.

E.    Compliance and Reputational Risk Management

Compliance risk management aims to supervise adherence to the rules and regulations applicable to the Santander Brasil Group, as well as protecting the institution's image, regulatory compliance and principles of good conduct and values, for the benefit of employees, Customers, shareholders and the community in general.

F.    Financial Crime Prevention Area

Area responsible for defining, implementing, advising and supervising the Financial Crime Prevention program for Banco Santander Brasil in accordance with the requirements of the Santander Group and Brazilian regulations applicable to the topic. Its main pillars are the processes of: Preventing Money Laundering and Combating the Financing of Terrorism and Proliferation of Weapons of Mass Destruction (PLD/CFTP), Anti-Bribery and Corruption Program and International Sanctions Program. Furthermore, it ensures the management of financial crime risks to which Banco Santander is exposed in accordance with the risk appetite defined by the Santander Group, promoting a robust risk culture throughout the organization.

G.    Social-Environmental Risk

In order to promote a more controlled and safe scenario for our operations and also encourage the development of businesses where sustainable practices are adopted, Banco Santander carries out permanent management of the risks that involve our activities and that may have impacts on the Organization, shareholders, customers, society and environment.

In this sense, Banco Santander has a Social, Environmental and Climate Responsibility Policy (PRSAC), which establishes guidelines and consolidates specific policies for social, environmental and climate practices in business and in relationships with interested parties. These practices include the analysis of social, environmental and climate risks, which is guided by the Social, Environmental and Climate Risk Policy (PORSAC), for granting credit to Wholesale customers and the Companies 3 segment of Retail (one of the Legal Entity segments). of the Bank), which have limits or credit risk above R$7 million. These clients, both Wholesale and Retail, fall into 14 attention sectors, segregated into two risk levels: medium and high risk subsectors. This analysis also covers agricultural operations (including individual customers), real estate credit, projects, guarantees, customer acceptance and maintenance and mergers and acquisitions. The Socio-environmental and Climate Risk analysis aims to subsidize and mitigate issues of operational risk, capital risk, credit risk and reputational risk, always with a view of integrated risks.

Since 2009, Santander has been a signatory to the Equator Principles, which are a set of guidelines used to analyze socio-environmental and climate risks when financing large infrastructure and energy projects. The same set of socio-environmental criteria applies to projects that are

*Values expressed in thousands, except when indicated.
not covered by these principles. The aforementioned management structure is aligned with compliance with CMN Resolutions No. 4,943/2021 and No. 4,945/2021, determining that organizations have a more accurate look at managing risks associated with social, environmental and climate issues, in addition to a Social and Environmental Responsibility Policy and Climate (PRSAC) and Social, Environmental and Climate Risk Policy (PORSAC).

H.    Capital Management Framework

For effective capital management, Santander adopts robust governance that supports all processes related to the topic, aiming:

• Clearly and coherently define the roles of each team involved in capital management;

• Ensure that the limits of capital metrics established in management, risk appetite and RPA (Risk Profile Assessment) are met

• Ensure that actions relating to the Bank's strategy take into account the impacts generated in capital allocation;

• Ensure that Management actively participates in management and is regularly informed about the behavior of capital metrics.

At Banco Santander, there is an Executive Vice-Presidency responsible for capital management appointed by the Board of Directors; Furthermore, there are institutional capital policies, which act as guidelines for the management, control and reporting of capital (thus complying with all the requirements defined in CMN Resolution No. 4,557/2017).

For more information, see the publication “Risk and Capital Management Structure – Resolution No. 4,557/ BACEN” on the page https://www.santander.com.br/ri/gerenciamento-de-risco.

b) Operational Limits

Bacen determines that financial institutions must maintain a Reference Equity (PR), PR Level I and Main Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk portions, market risk and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% Minimum Reference Equity, plus 2.50% Capital Conservation Additional and 1.00% Additional Systemic. The PR Level I is 9.50% and the Minimum Principal Capital is 8.00%. Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital indices is calculated in a consolidated manner based on information from the Prudential Conglomerate, the definition of which is established by CMN Resolution No. 4,950/2021, as demonstrated in follow:

	12/31/2024	12/31/2023
Level I Reference Assets	85,562.9	81,259.1
Main Capital	77,547.6	75,042.8
Additional Capital (Note 16.b)	8,015.3	6,216.3
Level II Reference Equity (Note 16.b)	15,488.4	13,644.2
Reference Heritage (Level I and II)	101,051.2	94,903.3
Credit Risk (1)	603,286.5	560,780.9
Market Risk (2)	43,523.7	33,002.7
Operational Risk	60,643.3	60,491.1
Total RWA (3)	707,453.5	654,274.7
Basel Index Level I	12.09	12.43
Basel Core Capital Index	10.96	11.48
Basel Reference Equity Index	14.28	14.51
(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(2) Includes portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods ( RWAcom), the price of shares classified in the trading portfolio (RWAacs), installments for exposure to gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the credit quality of the counterparty (RWAcva).
(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

*Values expressed in thousands, except when indicated.
Financial institutions are obliged to maintain the investment of resources in permanent assets in accordance with the adjusted Reference Equity level. The resources invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements..

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.
Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with best market practices and operation classification and management criteria. capital of the Brazilian Central Bank. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.
Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/2020, considering market information and scenarios that would negatively affect the Bank's positions.
The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio Scenarios on December 31, 2024.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate in Reais	Exposures subject to variation in pre-fixed interest rates	(7,496)	(261,418)	(522,835)
Interest Rate Coupon	Exposures Subject to Variation in Interest Rate Coupon Rates	(111)	(1,638)	(3,276)
Inflation	Exposures Subject to Price Index Coupon Rate Variation	(8,884)	(19,405)	(38,809)
Dollar Coupon	Exhibits Subject to Dollar Coupon Rate Variation	(4,078)	(16,472)	(32,944)
Other Currencies Coupon	Exposures subject to variation in foreign currency coupon rates	(431)	(2,553)	(5,107)
Foreign Currency	Exposures subject to Exchange Variation	(209)	(5,222)	(10,443)
Eurobond/Treasury/Global	Exposures subject to variation in interest rates on securities traded on the international market	(10,988)	(112,284)	(224,568)
Stocks and indices	Exposures subject to Stock Price Variation	(265)	(6,613)	(13,226)
Commodities	Exhibitions subject to Variation in the Price of Goods (Commodities)	(37)	(920)	(1,841)
Total (1)		(32,499)	(426,525)	(853,049)
(1) Values net of tax effects.
Scenario 1: Shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate in Reais	Exposures subject to variation in pre-fixed interest rates	(87,026)	(3,509,633)	(7,039,799)
TR and Long-Term Interest Rate (TJLP)	Exhibitions subject to TR and TJLP Coupon Variation	(36,810)	(1,312,615)	(2,353,906)
Inflation	Exhibits Subject to Variation in Price Index Coupon Rates	(19,327)	(328,089)	(617,049)
Dollar Coupon	Exhibitions Subject to Dollar Coupon Rate Variation	(6,453)	(225,401)	(415,722)
Other Currencies Coupon	Exposures subject to Changes in Coupon Foreign Currency Rate	(567)	(6,601)	(13,150)
International Market Interest Rate	Exposures subject to variation in the interest rate of securities traded on the international market	(37,222)	(663,043)	(1,404,832)
Foreign Currency	Exposures subject to Exchange Variation	893	22,318	44,637
Total (1)		(186,512)	(6,023,064)	(11,799,821)
(1) Values net of tax effects
Scenario 1: Shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

*Values expressed in thousands, except when indicated.
29.Corporate Restructuring

Until the year ended December 31, 2024 and the year ended December 31, 2023, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with Banco Santander's business plan:

a)Incorporation of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, Return Capital S.A. (“Return Capital”) was fully incorporated by Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Return Participações”). The incorporation resulted in an increase in the share capital of Return Participações, in the amount of R$8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two centavos), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the incorporation, Return Capital was extinguished by operation of law, being succeeded by Return Participações in all its rights and obligations.
b)Incorporation of Mobills Labs Soluções Em Tecnologia Ltda by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Labs did not imply an increase in the share capital of Toro Investimentos, since all of the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in the investment account by equivalence.

c)Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A.

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct parent company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Apê11 did not imply an increase in SHI’s share capital, since all of Apê11’s shares were held by SHI and, therefore, were already reflected in its equity investment account.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into, together with the shareholders of Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”), a certain Share Purchase and Sale Agreement to acquire the remaining 10% of the share capital of Apê11 (“Transaction”). As a result of the Transaction, SHI now holds 100% of the share capital of Apê11.

d)Joint-Venture between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, following the completion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a Joint Venture with the Pluxee Group (previously called Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with the Pluxee Group in Brazil and (ii) the company's ability to explore Santander's customer base to offer its products and services (i.e. the capillarity of Santander's counter).

For the formation of the Joint Venture, Banco Santander contributed the amount equivalent to R$2,044 million attributed: (i) to its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”); (ii) to a portion of cash resources; (iii) to the exclusivity agreement for the exploration of its customer base.

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the Joint-Venture’s investment vehicle.

e)Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Corretora did not imply an increase in Toro Asset’s share capital, since all of Mobills Corretora’s shares were held by Toro Asset and, therefore, already reflected in an investment account by equivalence.

*Values expressed in thousands, except when indicated.
f)Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Gira”) to acquire the 20% of Gira’s share capital held by the minority shareholders (“Transaction”). As a result of the Transaction, Banco Santander (Brasil) S.A. indirectly held 100% of Gira’s share capital.

g)Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia (“Transaction”). The completion of the Transaction was subject to the fulfillment of certain usual suspensive conditions in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the completion of the Transaction, Santander Corretora came to hold 70% of the share capital of América Energia.

h)Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

i)Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after fulfilling the conditions precedent, Banco Santander concluded the transaction to acquire all of the shares of Toro Participações, so that it indirectly held 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the incorporation of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

j) Total incorporation of Mob Soluções em Tecnologia Ltda by Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. (“Mob”) was fully incorporated and its equity was absorbed by its direct parent company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mob did not imply an increase in Mobills’ share capital, since all of Mob’s shares were held by Mobills and, therefore, already reflected in the equity investment account.

k)Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) concluded the transaction for the sale of equity interests held (a) by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), to Stellantis Services Ltd. (“Transaction”).

With the conclusion of the Transaction, Aymoré ceased to hold an equity interest in Banco PSA and Santander Corretora de Seguros ceased to hold an equity interest in Stellantis Corretora.

l)Sale of a portion of Santander Corretora na Webmotors S.A. to Carsales.com Investments PTY LTD.

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Transaction”). With the conclusion of the Transaction, Santander Corretora became the holder of 30% and Carsales of 70% of the share capital of Webmotors.

*Values expressed in thousands, except when indicated.

30.Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in clearing accounts, reached the value of R$ 65,102,761 (12/31/2023 - R$64,277,216) at the Bank and Consolidated.

b) The total value of investment funds under the management of the Santander Conglomerate is R$134,133 (12/31/2023 - R$ 11,871,919) and the total of investment funds managed is R$242,852,102 (12/31/2023 - R$291,736,828) recorded in clearing accounts.

c) Insurance in force on December 31, 2024, corresponding to coverage for fires, natural disasters and other risks related to properties, has a coverage value of R$ 9,214,986 (12/31/2023 - R$9,214,986) in Bank and Consolidated. In addition, at the Bank and Consolidated as of December 31, 2024, there are other policies in force to cover risks related to fraud, civil liability and other Assets in the amount of R$ 1,546,050 (12/31/2023 - R$1,546,050).

d) Between December 31, 2024 and December 31, 2023, there were no linked active operations and obligations for linked active operations.

e) Obligation Compensation and Settlement Agreements - Within the scope of CMN Resolutions No. 3,263/2005 and No. 4,018/2011 - Banco Santander has an obligation compensation and settlement agreement within the scope of the National Financial System (SFN), signed with individuals and legal entities that are members or not from the SFN, resulting in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander, arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of rental contracts: cancellable and non-cancellable. Cancellable properties are properties, mainly used as agencies, based on a standard contract, which can be canceled at will and includes the right to renew an option and readjustment clauses, falling within the concept of operational leasing. The total future minimum payments for non-cancelable operating leases are shown below:

	12/31/2024	12/31/2023
Up to 1 Year	469,244	582,294
Between 1 to 5 years	1,004,390	1,132,409
More than 5 Years	139,324	734,431
Total	1,612,958	2,449,134

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$431 (12/31/2023 - R$649) corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in 2024, were in the amount of R$256,371 (2023 - R$326,745).

Rental contracts will be adjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation in the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

g) Market value of Assets and Liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public price quotations (unadjusted) in markets Assets for identical Assets and Liabilities, include public debt securities, shares and listed derivatives. Highly liquid bonds and securities with prices observable in an Assets market are classified at level 1. Most Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange were classified at this level and other securities traded on the Assets market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: Derived from data other than quoted prices included in Level 1 that are observable to Assets or Liabilities, directly (as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at level 1. For derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and

*Values expressed in thousands, except when indicated.
options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: They are derived from valuation techniques that include data for Assets or Liabilities that are not based on observable market variables (unobservable data). When there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly. Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real					2024
Assets	Book Value	Market Value	1	2	3

Interbank Investments	110,781,417	110,781,417	20,532,342	82,121,991	8,127,084
Marketable securities	287,867,782	287,512,671	206,915,340	16,488,263	64,109,068
Derivative Financial Instruments	35,077,439	35,077,440	333,273	34,012,678	731,489
Lending Operations	455,187,766	448,546,447	-	-	448,546,447
Total	888,914,404	881,917,975	227,780,955	132,622,932	521,514,088

In Thousands of Brazilian Real					2023
Assets	Book Value	Market Value	1	2	3

Interbank Investments	113,860,885	113,860,885	13,779,369	91,886,844	8,194,673
Marketable securities	248,998,836	248,880,165	167,411,689	12,550,106	68,918,370
Derivative Financial Instruments	28,066,689	28,066,689	-	26,848,128	1,218,561
Credit Operations	427,599,259	427,516,527	-	-	427,516,527
Total	818,525,669	818,324,266	181,191,058	131,285,078	505,848,131

Below we present a comparison between the book values of the Bank's financial liabilities and their respective market values on December 31, 2024 and December 31, 2023:

In Thousands of Brazilian Real					2024
		Market Value
Liabilities	Book Value		1	2	3
Deposits	495,328,215	495,407,564	-	-	495,407,564
Open Market Fundraising	150,477,979	150,494,832	-	150,494,832	-
Obligations for Loans and Transfers	118,727,182	118,727,182	-	-	118,727,182
Funds from Acceptance and Issuance of Securities	164,263,962	166,945,572	-	-	166,945,572
Derivative Financial Instruments	34,948,116	34,948,117	332,719	34,106,030	509,368
Equity Eligible Debt Instruments	23,341,534	23,341,534	-	-	23,341,534
Total	987,086,988	989,864,801	332,719	184,600,862	804,931,220

In Thousands of Brazilian Real					2023
		Market Value
Liabilities	Book Value		1	2	3
Deposits	475,701,951	475,680,352	-	-	475,680,352
Open Market Fundraising	134,793,745	134,815,044	-	134,815,044	-
Obligations for Loans and Transfers	89,635,879	89,635,879	-	-	89,635,879
Funds from Acceptance and Issuance of Securities	149,203,270	148,380,735	-	-	148,380,735
Derivative Financial Instruments	25,606,801	25,606,801	-	24,692,540	914,261
Equity Eligible Debt Instruments	19,626,967	19,626,967	-	-	19,626,967
Total	894.568.613	893.745.778	-	159.507.584	734.238.194

*Values expressed in thousands, except when indicated.

h) Recurring/non-recurring results

							Bank
	2024			2024			2023
		Recurring Result	Non-Recurring Result	01/01 to	Recurring Result	Non-Recurring Result	01/01 to
				12/31/2024			12/31/2023
Income From Financial Operations		199,288,866	-	199,288,866	105,552,506	-	105,552,506
Expenses From Financial Operations		(176,472,348)	-	(176,472,348)	(92,638,138)	-	(92,638,138)
Gross Income Related to Financial Operations		22,816,518	-	22,816,518	12,914,368	-	12,914,368
Other Operating Revenue (Expenses)		(10,920,560)	(282,854)	(11,203,414)	(8,707,934)	(223,390)	(8,931,324)
Operational Result		11,895,958	(282,854)	11,613,104	4,206,434	(223,390)	3,983,044

Non-Operating Income		119,431	1,929,980	2,049,411	145,824	-	145,824

Result before Taxation on Profit and Participations		12,015,389	1,647,126	13,662,515	4,352,258	(223,390)	4,128,868
Income Tax and Social Contribution (a)		2,008,130	(791,877)	1,216,253	6,143,247	99,573	6,242,820
Profit Sharing		(1,843,316)	-	(1,843,316)	(1,507,458)	-	(1,507,458)
Net Income		12,180,203	855,249	13,035,452	8,988,047	(123,817)	8,864,230

						Consolidated
				2024			2023
		Recurring Result	Non-Recurring Result	01/01 to	Recurring Result	Non-Recurring Result	01/01 to
				12/31/2024			12/31/2023
Income From Financial Operations		210,251,535	-	210,251,535	117,513,391	-	117,513,391
Expenses From Financial Operations		(174,707,294)	-	(174,707,294)	(91,009,544)	-	(91,009,544)
Gross Income Related to Financial Operations		35,544,241	-	35,544,241	26,503,847	-	26,503,847
Other Operational Income (Expenses)		(18,109,653)	(394,522)	(18,504,175)	(17,559,744)	(358,975)	(17,918,719)
Operational Result		17,434,588	(394,522)	17,040,066	8,944,103	(358,975)	8,585,128

Non-Operating Income (a)		141,390	1,929,980	2,071,370	176,962	1,104,645	1,281,607

Result before Taxation on Profit and Participations		17,575,978	1,535,458	19,111,436	9,121,065	745,670	9,866,735
Income Tax and Social Contribution (a)		(2,034,013)	(786,590)	(2,820,603)	1,564,049	(214,993)	1,349,056
Profit Sharing		(2,623,232)	-	(2,623,232)	(2,098,640)	-	(2,098,640)
Minority Shareholders' Interests		(190,211)	-	(190,211)	(143,494)	-	(143,494)
Net Income		12,728,522	748,868	13,477,390	8,442,980	530,677	8,973,657
a) In 2024, effects of the results from the acquisition of Pluxee, as described in note 29.d, with a net impact of taxes of R$1,061,489 in the Bank and in the Consolidated. In 2023, results from the sale of 40% of Webmotors, as described in note 29.l.

*Values expressed in thousands, except when indicated.

31.Subsequent Events

a) Distribution of Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on January 10, 2025, approved the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held by April 30, 2025, for the distribution of Interest on Equity, in the amount of R$1,500,000,000.00 (one billion and five hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's records at the end of January 22, 2025 (inclusive) will be entitled to the Interest on Equity. Therefore, as of January 23, 2025 (inclusive), the Bank's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid from February 12, 2025. The Interest on Equity will be fully attributed to the minimum mandatory dividends to be distributed by the Bank, referring to the fiscal year 2025, without any remuneration as monetary adjustment.

*Values expressed in thousands, except when indicated.

Composition of Management Bodies as of December 31,2024

Board of Directors

Deborah Stern Vieitas – Presidente (independent)
Jose Antonio Alvarez Alvarez – Vice-president
Deborah Patricia Wright – Counselor (independent)
Ede Ilson Viani - Counselor
José de Paiva Ferreira – Counselor (independent)
Javier Maldonado Trinchant – Counselor
Marília Artimonte Rocca - Counselor (independent)
Mario Roberto Opice Leão – Counselor
Cristiana Almeida Pipponzi – Counselor (independent)
Pedro Augusto de Melo - Counselor (independent)
Vanessa de Souza Lobato Barbosa – Counselor

Audit Committee

Pedro Augusto de Melo – Coordinator
Maria Elena Cardoso Figueira – Qualified Technical Member
Andrea Maria Ramos Leonel – Member
René Luiz Grande – Member
Luiz Carlos Nannini – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator
Deborah Stern Vieitas – Member
José Mauricio Pereira Coelho - Member
Jaime Leôncio Singer – Member

Sustainability Committee
Marília Artimonte Rocca – Coordinator
Álvaro Antônio Cardoso de Souza – Member
Vivianne Naigeborin - Member
Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Deborah Stern Vieitas – Coordinator
Deborah Patricia Wright – Member
Cristiana Almeida Pipponzi - Member
Jose Antonio Alvarez Alvarez – Member

Compensation Committee
Deborah Patricia Wright – Coordinator
Deborah Stern Vieitas - Member
Luiz Fernando Sanzogo Giorgi – Member
Vanessa de Souza Lobato Barbosa - Member

*Values expressed in thousands, except when indicated.

Executive Board

Chief Executive Officer
Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director
Gustavo Alejo Viviani

Executive Vice President Directors
Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

*Values expressed in thousands, except when indicated.

Directors' Statement on the financial statements

For the purposes of complying with the provisions of article 27, § 1, section VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements prepared according to Banco Santander's BRGAAP criteria, relating to the year ended December 31, 2024, and the documents that compose them, being: Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14 of 1976 (Corporations Law), the rules of the National Monetary Council, the Brazilian Central Bank in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.
Members of the Banco Santander Executive Board on December 31, 2024:

Executive Board
Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

*Values expressed in thousands, except when indicated.
Directors' Statement on the Independent Auditors' Report
For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements prepared according to Banco Santander's BRGAAP criteria, relating to the year ended December 31, 2024, and the documents that comprise them, namely: Management Report, balance sheets, income statement , statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, in accordance with Law No. 6,404, dated 14 December 1976 (Corporations Law), the rules of the National Monetary Council, the Brazilian Central Bank in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.
Members of the Executive Board of Banco Santander on December 31, 2024:

Executive Board
Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

*Values expressed in thousands, except when indicated.

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - Susep.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of five independent members, elected according to resolution approved at the meeting of the Board of Directors held on May 02nd, 2024. It acts through meetings with executives, internal and independent auditors and specialists, conducts analyze based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, through regular reports from the Committee coordinator at Board of Directors meetings.

Regarding its attributions, the Audit Committee performed the following activities:

Financial Statements

The Audit Committee reviewed the financial statements of Santander, confirming its adequacy. In this regard, it acknowledged the results recorded in the first semester ended in December 31, 2024, of the Company in Brgaap standard, in addition to the individual and consolidated Financial Statements.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, with the Compliance Directorship, Internal Controls and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing Channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with the current regulations.

Internal Audit

The Audit Committee met formally with the Chief Audit Officer and with other Internal Audit representatives on several occasions during the second semester of 2024, in addition to receiving the reports of the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress; and (iii) meeting the demands of regulatory bodies. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2024. At these meetings the following topics were highlighted: discussions involving the financial statements for the semester ended December 31, 2024, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Loan Losses”. In addition, the Committee met with the Independent Auditor in executive sessions to discuss topics of interest, such as the Brazilian Tax Reform. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

*Values expressed in thousands, except when indicated.

Ombudsman

In accordance with the current regulation, specific works were carried out in the second semester of 2024, which were presented to the Audit Committee that discussed and evaluated them. In addition to the 2024 work reporting, the Committee also took note of the Ombudsman's half-yearly report, both from Banco Santander (Brasil) and its affiliates, and from the companies’ part of the Conglomerate that have their own Ombudsman for the semester ended December 31, 2024.

Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Brazilian Central Bank, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections report and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring the Sustainability themes, amongst with Sustainability Committee; (v) monitoring of topics related to conduct, PLD/CFT, KYC, policies and action plans for continuous improvements; (vi) monitoring of the activities of the customer relations department, its action plans and results; (vii) monitoring of tax, labor and civil litigation; (viii) review and approval of the Tax Credit Realization Technical Study; and (ix) monitoring of provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S.A. for the semester ended in December 31, 2024, recommending their approvals by the Board of Directors of Santander.

São Paulo, February 3rd, 2025.

Audit Committee

Pedro Augusto de Melo – Coordinator
Maria Elena Cardoso Figueira – Financial Expert
René Luiz Grande
Andrea Maria Ramos Leonel
Luiz Carlos Nannini

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 10, 2025

Banco Santander (Brasil) S.A.
By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer